                                                                PRELIMINARY COPY

                                     [LOGO]

                              Michael Foods, Inc.
                             5353 Wayzata Boulevard
                                   Suite 324
                          Minneapolis, Minnesota 55416

                            ------------------------

                  PROPOSED MERGER--YOUR VOTE IS VERY IMPORTANT

To the Shareholders of Michael Foods, Inc.:

    You are cordially invited to attend a special meeting of shareholders, including any adjournment or postponement of the special meeting, of Michael Foods, Inc. to be held on ____________, 2001 at 9:00 a.m., Minneapolis time, at
_______________.

    At the special meeting you will be asked to consider and vote upon a proposal to approve and adopt the merger agreement entered into by Michael Foods with M-Foods Holdings, Inc. and Protein Acquisition Corp., which were organized to effect the merger and related transactions at the direction of Vestar Capital Partners. The merger agreement provides for the merger of Protein Acquisition with and into Michael Foods, with Michael Foods continuing as the surviving corporation.

    If the merger is completed, each share of Michael Foods common stock issued and outstanding at the closing of the merger will be canceled and converted into the right to receive $30.10 in cash, except for shares held by dissenting shareholders who have perfected their dissenters' rights under Minnesota law. Immediately prior to the merger, certain members of Michael Foods' senior management and certain designated shareholders will exchange their shares of Michael Foods common stock and option equity value for cash, equity interests in the ultimate parent company of Michael Foods and, with respect to the members of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings. As a result of the merger, all of the outstanding common stock of Michael Foods will be owned by M-Foods Holdings.

    In order to evaluate the advisability of the merger, Michael Foods' board of directors formed a special committee of the Michael Foods board, consisting of three independent directors. The special committee has unanimously recommended to the Michael Foods board of directors that the merger and the merger agreement be approved and adopted. In its evaluation of the merger, the special committee and the board considered, among other things, the opinion of U.S. Bancorp Piper Jaffray, Inc., one of the independent financial advisors, which states that, as of the date of the opinion, the cash merger consideration of $30.10 per share to be received by the shareholders of Michael Foods, other than the continuing investors, is fair to such holders from a financial point of view. U.S. Bancorp Piper Jaffray's opinion is subject to the assumptions, limitations and qualifications set forth in its written opinion, which is attached as Annex B to the enclosed proxy statement.

    BOTH THE SPECIAL COMMITTEE AND THE MICHAEL FOODS BOARD OF DIRECTORS HAVE DETERMINED THAT THE MERGER AGREEMENT IS ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF MICHAEL FOODS AND ITS SHAREHOLDERS WHO ARE NOT CONTINUING INVESTORS AND UNANIMOUSLY RECOMMEND THAT YOU APPROVE AND ADOPT THE MERGER AGREEMENT.

    The attached proxy statement provides you with detailed information about the proposed merger and merger agreement. We urge you to read the entire document carefully. The affirmative vote of holders of a majority of the outstanding shares of Michael Foods common stock is required to adopt the merger agreement and the merger.

    REGARDLESS OF THE NUMBER OF SHARES YOU OWN, YOUR VOTE IS VERY IMPORTANT. Whether or not you plan to attend the meeting, please complete, sign, date and mail the enclosed proxy card.

                                          [SIG]

                                          Gregg A. Ostrander
                                          CHAIRMAN, PRESIDENT AND CHIEF
                                          EXECUTIVE OFFICER

--------------------------------------------------------------------------------
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED THIS TRANSACTION, OR PASSED UPON THE FAIRNESS OR MERITS OF THIS TRANSACTION OR THE ADEQUACY OR ACCURACY OF THE ENCLOSED PROXY STATEMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
--------------------------------------------------------------------------------

           The date of this proxy statement is _______________, 2001

                                       2
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                                     [LOGO]

                              MICHAEL FOODS, INC.
                             5353 WAYZATA BOULEVARD
                                   SUITE 324
                          MINNEAPOLIS, MINNESOTA 55416

                            ------------------------

                   NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
                        TO BE HELD ON             , 2001

                            ------------------------

To Michael Foods, Inc. Shareholders:

    We will hold a special meeting of shareholders of Michael Foods, Inc. on
            , 2001 at 9:00 a.m. Minneapolis time, at             , located at
            , Minneapolis, Minnesota. The purpose of the special meeting is:

    1. To consider and vote upon a proposal to approve and adopt the merger agreement entered into by Michael Foods with M-Foods Holdings and Protein Acquisition, which, among other things, provides for the merger of Protein Acquisition with and into Michael Foods, with Michael Foods continuing as the surviving corporation. The affirmative vote of the holders of a majority of the shares of Michael Foods common stock outstanding as of the record date is required to adopt the merger agreement.

    2. To transact such other business as may properly come before the special meeting or any adjournments or postponements of the special meeting.

    We have described the merger agreement and merger in the accompanying proxy statement, which you should read in its entirety before voting. A copy of the merger agreement is attached as Annex A to the proxy statement. The record date
to determine who is entitled to vote at the meeting is             , 2001. Only
holders of Michael Foods common stock at the close of business on the record date are entitled to notice of, and to vote at, the meeting.

    Under Minnesota law, holders of Michael Foods common stock have the right to dissent from the merger and to receive payment of the "fair value" of their shares upon compliance with the requirements of the Minnesota Business Corporation Act. This right is explained more fully under "SPECIAL FACTORS--Rights of Dissenting Shareholders" in the accompanying proxy statement. The dissenters' rights provisions of Minnesota law are attached to this proxy statement as Annex C.

    YOUR VOTE IS IMPORTANT. You should complete, sign, date and return the enclosed proxy card as soon as possible to make sure your shares are represented at the meeting. If you attend the meeting and wish to vote in person, you may revoke your proxy and vote in person. If you have instructed a broker to vote your shares, you must follow directions received from the broker to change or revoke your proxy.

                                          By Order of the Board of Directors,

                                          [SIG]

                                          Jeffrey M. Shapiro
                                          EXECUTIVE VICE PRESIDENT AND SECRETARY

            , 2001
Minneapolis, Minnesota

WHETHER OR NOT YOU PLAN TO ATTEND THE MEETING IN PERSON, PLEASE COMPLETE, SIGN, DATE AND RETURN THE ENCLOSED PROXY IN THE ACCOMPANYING SELF-ADDRESSED POSTAGE PREPAID ENVELOPE AS SOON AS POSSIBLE.

                               SUMMARY TERM SHEET

    THE FOLLOWING SUMMARY BRIEFLY DESCRIBES THE MATERIAL TERMS OF THE PROPOSED MERGER. THIS SUMMARY DOES NOT CONTAIN ALL THE INFORMATION THAT MAY BE IMPORTANT FOR YOU TO CONSIDER WHEN EVALUATING THE MERGER. WE ENCOURAGE YOU TO READ THIS PROXY STATEMENT AND THE DOCUMENTS WE HAVE INCORPORATED BY REFERENCE BEFORE VOTING. WE HAVE INCLUDED SECTION REFERENCES TO DIRECT YOU TO A MORE COMPLETE DESCRIPTION OF THE TOPICS DESCRIBED IN THIS SUMMARY.

    - THE COMPANIES. Michael Foods is a Minnesota corporation that is one of the world's largest producers of value-added egg products, which are sold through foodservice, industrial and retail distribution channels. Michael Foods also is a leading supplier of processed dairy products, including aseptic creamers and soft serve ice cream mix, as well as high quality refrigerated potato products sold through foodservice distributors and at retail under the Simply Potatoes-Registered Trademark- and Diner's Choice-Registered Trademark- brand names. In addition, through its Crystal Farms subsidiary, Michael Foods provides direct store distribution of refrigerated products including butter, cheese and eggs in 30 states. During the most recent year, Michael Foods generated approximately
      $1.1 billion in net sales. Protein Acquisition and M-Foods Holdings are corporations newly formed at the direction of Vestar Capital Partners for the sole purpose of effecting the merger. The purpose of the merger is for M-Foods Holdings to acquire, in accordance with Minnesota law, all of the common stock of Michael Foods issued and outstanding at the closing of the merger. At the closing of the merger, M-Foods Holdings will be wholly owned by M-Foods Investors, LLC. Please read "SUMMARY--The Companies" beginning on page 1.

    - REQUIRED VOTE. The merger agreement must be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Michael Foods common stock. The merger is not subject to a vote of a majority of the unaffiliated shareholders of Michael Foods. Please read "THE SPECIAL MEETING--Quorum; Required Vote" beginning on page 68.

    - VOTING AGREEMENTS. Certain members of Michael Foods' senior management, including the chief executive officer, and certain designated shareholders have agreed with M-Foods Investors to vote all of their shares of Michael Foods common stock, which represent approximately 18.9% of the outstanding shares of Michael Foods common stock, in favor of the approval and adoption of the merger agreement. In addition, certain of these individuals and entities and other members of Michael Foods' senior management have agreed to exchange all of their shares of Michael Foods common stock and option equity value for cash, equity interests in M-Foods Investors and, with respect to the members of senior management of Michael Foods, deferred compensation arrangements with M-Foods Holdings, and are sometimes collectively referred to in this proxy statement as "continuing investors." Please read "SPECIAL FACTORS--Interests of Certain Persons in the Merger" beginning on page 35.

    - MERGER CONSIDERATION. If the merger is completed, you will receive $30.10 per share in cash for each of your shares of Michael Foods common stock unless you are a dissenting shareholder and you perfect your dissenters' rights. Immediately prior to the merger, the continuing investors will exchange all of their shares of Michael Foods common stock and option equity value for cash, equity interests in M-Foods Investors and, for the continuing investors who are members of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings. Please read "QUESTIONS AND ANSWERS ABOUT THE MERGER" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger" beginning on page iii, and 35, respectively.

    - EFFECTS OF THE MERGER. As a result of the merger:

       - Michael Foods will be owned by M-Foods Holdings;

       - Michael Foods' shareholders, other than the continuing investors, will no longer have any equity interest in Michael Foods; and

       - Michael Foods common stock will no longer be quoted on the Nasdaq National Market and the registration of Michael Foods common stock under the Securities Exchange Act of 1934 will be terminated.

    Please read "SPECIAL FACTORS--Effects of the Merger" beginning on page 8.

    - RECOMMENDATION. Because certain directors of Michael Foods have actual or potential conflicts of interest in evaluating the merger, the Michael Foods board of directors appointed a special committee of independent Michael Foods directors to evaluate the proposed merger. The special committee and the Michael Foods board of directors have determined that the merger agreement is advisable and fair to and in the best interests of Michael Foods and its shareholders, other than the continuing investors, and unanimously recommend that you approve and adopt the merger agreement. Please read "SPECIAL FACTORS--Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger" beginning on page 20. The affiliates of Michael Foods who are participating in the merger have each concluded that the merger is fair to the unaffiliated shareholders of Michael Foods. Please read "SPECIAL FACTORS--Position of Participating Affiliates as to the Fairness of the Merger" beginning on page 32.

    - OPINION OF FINANCIAL ADVISOR. The board of directors received an opinion from U.S. Bancorp Piper Jaffray, Inc., one of its financial advisors, which states that as of the date of its opinion and subject to the assumptions, limitations and qualifications set forth in its opinion, the cash merger consideration of $30.10 per share to be received by shareholders, other than the continuing investors, for their Michael Foods common stock is fair to those shareholders from a financial point of view. Please read "SPECIAL FACTORS--Opinion of Financial Advisor" beginning on page 23.

    - DISSENTERS' RIGHTS. If you do not wish to vote in favor of the merger and you fulfill several procedural requirements, including not voting in favor of the merger agreement, Minnesota law entitles you to a judicial appraisal of the fair value of your shares. Please read "SPECIAL FACTORS--Rights of Dissenting Shareholders" beginning on page 54.

    - TAX CONSEQUENCES. The receipt of cash in the merger by you will be a taxable transaction to you. Please read "SPECIAL FACTORS--Material Federal Income Tax Consequences" beginning on page 53.

                     QUESTIONS AND ANSWERS ABOUT THE MERGER

Q: WHAT WILL HAPPEN IN THE MERGER?

A: Protein Acquisition will be merged with and into Michael Foods and Michael Foods will be the surviving corporation. Protein Acquisition and M-Foods Holdings are corporations newly formed by Vestar Capital Partners for the sole purpose of effecting the merger. After the merger, Michael Foods will become a privately held company wholly owned by M-Foods Holdings, which will be a subsidiary of M-Foods Investors, LLC.

Q: WHAT WILL I RECEIVE IN THE MERGER?

A: You will receive $30.10 in cash in exchange for each share of common stock owned by you at the closing of the merger, unless you are a continuing investor or a dissenting shareholder and you perfect your dissenters' rights under Minnesota law.

Q: WHO ARE THE CONTINUING INVESTORS?

A: The continuing investors are certain members of Michael Foods' senior management and certain designated shareholders that are affiliates of Jeffrey J. Michael, a director of Michael Foods. Immediately prior to the merger, the continuing investors will exchange their shares of Michael Foods common stock and option equity value for varying combinations of cash, equity interests in M-Foods Investors and, for the continuing investors who are members of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings; in all cases, the shares, including the shares underlying the options will be valued at $30.10 per share.

Q: CAN I CHOOSE TO BE A CONTINUING INVESTOR?

A: No. The continuing investors will include only the Michael Foods' shareholders who are identified in this proxy statement and described in the preceding answer.

Q: WHY WAS THE SPECIAL COMMITTEE FORMED?

A: Because certain directors of Michael Foods have actual or potential conflicts of interest in evaluating the merger, Michael Foods' board of directors appointed a special committee of independent directors to review and evaluate the proposed merger. In addition, as required under Minnesota law, the board established a committee comprised of all of the disinterested directors of the board to review the merger transaction. The special committee, the disinterested director committee and the board unanimously recommend to Michael Foods shareholders that the merger agreement be approved and adopted. In arriving at their conclusion, they considered, among other things, the opinion of U.S. Bancorp Piper Jaffray, Inc., one of the independent financial advisors to Michael Foods' board of directors, which states that, as of the date of such opinion and based upon the limitations, qualifications and assumptions described in the opinion, the cash merger consideration of $30.10 per share to be received by the shareholders is fair to Michael Foods shareholders, other than the continuing investors, from a financial point of view.

Q: WHAT AM I BEING ASKED TO VOTE UPON?

A: You are being asked to vote to approve and adopt the merger agreement which provides for Protein Acquisition to merge with and into Michael Foods. Under Minnesota law, the merger agreement must be adopted by the affirmative vote of the holders of at least a majority of the outstanding shares of Michael Foods common stock.

Q: WHAT DO I NEED TO DO NOW?

A: After carefully reading and considering the information contained in this proxy statement, please vote by completing, signing and mailing your proxy card as soon as possible so that your shares can be represented at the meeting. Whether or not you plan to attend the meeting, you should sign and return your proxy card. If you neither vote at the meeting nor grant your proxy as described in this proxy statement, your shares will not be voted, which will have the effect of voting against adoption of the merger agreement.

Q: SHOULD I SEND IN MY STOCK CERTIFICATES NOW?

A: No. If the merger is completed, you will receive written instructions for exchanging your Michael Foods stock certificates for cash.

Q: IF MY SHARES ARE HELD IN "STREET NAME" BY MY BROKER, WILL MY BROKER VOTE MY
    SHARES FOR ME?

A: Your broker will vote your shares for you only if you provide instructions on how to vote. You should follow the directions provided by your broker regarding how to instruct your broker to vote your shares.

Q: MAY I CHANGE MY VOTE AFTER I HAVE MAILED MY SIGNED PROXY CARD?

A: Yes. You may change your vote by delivering a written notice stating that you would like to revoke your proxy or by executing and submitting a new, later dated proxy card to the Corporate Secretary of Michael Foods before the meeting. You also may revoke your proxy by attending the Michael Foods special shareholders meeting and voting your shares in person. If your shares are held in street name, you must follow the directions provided by your broker to change your voting instructions.

Q: WHEN DO YOU EXPECT THE MERGER TO BE COMPLETED?

A: We are working toward completing the merger as quickly as possible after the Michael Foods special shareholders meeting. We hope to complete the merger during the early part of the second quarter of 2001, although there can be no assurance that we will be able to do so.

Q: WHAT ARE THE TAX CONSEQUENCES OF THE MERGER?

A: The receipt of the cash merger consideration by you will be a taxable transaction for federal income tax purposes. To review the possible tax consequences to Michael Foods' shareholders in greater detail, see "SPECIAL FACTORS--Material Federal Income Tax Consequences." You also should consult your tax advisor as to your particular circumstances and the specific tax effects of the merger to you.

Q: WHO CAN HELP ANSWER MY QUESTIONS?

A: If you have any questions about the merger or if you need additional copies of this proxy statement or the enclosed proxy card, you should contact:

                            MACKENZIE PARTNERS, INC.
                                156 FIFTH AVENUE
                            NEW YORK, NEW YORK 10010
                         (212) 929-5500 (CALL COLLECT)
                      E-MAIL: PROXY@MACKENZIEPARTNERS.COM
                                       OR
                         CALL TOLL FREE (800) 322-2885

                               TABLE OF CONTENTS

SUMMARY TERM SHEET..........................................      i
QUESTIONS AND ANSWERS ABOUT THE MERGER......................    iii
SUMMARY.....................................................      1
  The Companies.............................................      1
  Effects of the Merger.....................................      1
  What You will Receive in the Merger.......................      2
  Payment for Stock Certificates............................      2
  The Special Meeting.......................................      2
  Vote Required.............................................      2
  Interests of Certain Persons in the Merger................      2
  The Merger Agreement and the Merger.......................      3
    Recommendation of the Special Committee and the Board of
     Directors..............................................      3
    Opinion of Financial Advisor............................      3
    What We Need to do to Complete the Merger...............      4
    Termination of the Merger Agreement.....................      4
    Termination Fee.........................................      5
    Non-solicitation of Competing Proposals.................      5
    Modifying or Amending the Merger Agreement..............      5
    Expenses................................................      5
  Material Federal Income Tax Consequences..................      6
  Accounting Treatment......................................      6
  Financing of the Merger...................................      6
  Rights of Dissenting Shareholders.........................      6
SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA.............      7
SPECIAL FACTORS.............................................      8
  Effects of the Merger.....................................      8
  Background of the Merger..................................      9
  Recommendation of the Special Committee, Disinterested
    Directors Committee and Board of Directors; Reasons for
    the Merger; Fairness of the Merger......................     20
  Opinion of Financial Advisor..............................     23
  Certain Projections Prepared by Michael Foods'
    Management..............................................     30
  Position of Participating Affiliates as to the Fairness of
    the Merger..............................................     32
  Purposes, Reasons and Plans...............................     34
  Interests of Certain Persons in the Merger................     35
  Financing of the Merger...................................     49
  Repayment of Indebtedness.................................     52
  Material Federal Income Tax Consequences..................     53
  Accounting Treatment......................................     54
  Rights of Dissenting Shareholders.........................     54
  Estimated Fees and Expenses...............................     56
  Provisions for Unaffiliated Security Holders..............     57
THE MERGER AGREEMENT........................................     58
  Structure of the Merger...................................     58
  When the Merger Becomes Effective.........................     58
  Effect of the Merger on the Capital Stock and Stock
    Options of Michael Foods and Protein Acquisition........     58
  Payment for Michael Foods Common Stock in the Merger......     59
  Dissenters' Rights........................................     59

  Representations and Warranties............................     60
  Agreements Relating to Conduct of Business................     61
  Other Agreements..........................................     61
  Conditions to Completion of the Merger....................     65
  Termination of the Merger Agreement.......................     66
  Termination Fee and Expenses..............................     68
  Modification or Amendment to the Merger Agreement.........     68
THE SPECIAL MEETING.........................................     68
  Purpose, Time and Place...................................     68
  Record Date; Voting Rights................................     69
  Quorum; Required Vote.....................................     69
  Proxies; Solicitation.....................................     69
INFORMATION CONCERNING MICHAEL FOODS........................     70
INFORMATION CONCERNING VESTAR, MARATHON, M-FOODS HOLDINGS,
  PROTEIN ACQUISITION AND AFFILIATES........................     70
MARKET PRICES AND DIVIDEND INFORMATION......................     75
SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND
  MANAGEMENT................................................     76
TRANSACTIONS IN SHARES OF COMMON STOCK BY CERTAIN PERSONS...     78
CERTAIN PURCHASES OF MICHAEL FOODS COMMON STOCK.............     78
ADDITIONAL INFORMATION......................................     78
  Michael Foods Shareholder Proposals.......................     78
  Other Matters.............................................     79
  Independent Certified Public Accountants..................     79
  Where You Can Find More Information.......................     79
  Forward-Looking Statements................................     81
ANNEX A--Agreement and Plan of Merger.......................    A-1
ANNEX B--Opinion of U.S. Bancorp Piper Jaffray..............    B-1
ANNEX C-- Sections 302A.471 and 302A.473 of the Minnesota
         Business Corporation Act...........................    C-1

                                    SUMMARY

    THIS SUMMARY HIGHLIGHTS SOME OF THE INFORMATION FROM THIS PROXY STATEMENT AND MAY NOT CONTAIN ALL OF THE INFORMATION THAT IS IMPORTANT TO YOU. TO UNDERSTAND THE MERGER FULLY AND FOR A MORE COMPLETE DESCRIPTION OF THE LEGAL TERMS OF THE MERGER, YOU SHOULD CAREFULLY READ THIS ENTIRE DOCUMENT, INCLUDING THE ANNEXES AND OTHER DOCUMENTS TO WHICH WE HAVE REFERRED YOU. SEE "ADDITIONAL INFORMATION--WHERE YOU CAN FIND MORE INFORMATION" FOR MORE DETAILS.

THE COMPANIES

Michael Foods, Inc.
5353 Wayzata Boulevard
Suite 324
Minneapolis, Minnesota 55416
Telephone: 952-546-1500

    Michael Foods is a Minnesota corporation that is one of the world's largest producers of value-added egg products, which are sold through foodservice, industrial and retail distribution channels. Michael Foods also is a leading supplier of processed dairy products, including aseptic creamers and soft serve ice cream mix, as well as high quality refrigerated potato products sold through foodservice distributors and at retail under the Simply
Potatoes-Registered Trademark- and Diner's Choice-Registered Trademark- brand names. In addition, through its Crystal Farms subsidiary, Michael Foods provides direct store distribution of refrigerated products including butter, cheese and eggs in 30 states. During the most recent year, Michael Foods generated approximately $1.1 billion in net sales.

Protein Acquisition Corp.
c/o Vestar Capital Partners IV, L.P.
1225 Seventeenth Street, Suite 1660
Denver, CO 80202
Telephone: 303-292-6300

    Protein Acquisition is a Minnesota corporation that was incorporated on December 14, 2000 at the direction of Vestar Capital Partners for the purpose of engaging in the transactions set forth in the merger agreement, and is not engaged in any other business activities. All of the outstanding capital stock of Protein Acquisition is owned by M-Foods Holdings.

M-Foods Holdings, Inc.
c/o Vestar Capital Partners IV, L.P.
1225 Seventeenth Street, Suite 1660
Denver, CO 80202
Telephone: 303-292-6300

    M-Foods Holdings is a Delaware corporation that was incorporated on December 13, 2000 at the direction of Vestar Capital Partners for the purpose of engaging in the transactions set forth in the merger agreement, and is not engaged in any other business activities. At the closing of the merger, all of the outstanding capital stock of M-Foods Holdings will be owned by M-Foods Investors, a Delaware limited liability company organized at the direction of Vestar Capital Partners.

EFFECTS OF THE MERGER

    If the merger is approved by the shareholders and the other conditions to the closing of the merger are either satisfied or waived, Protein Acquisition will be merged with and into Michael Foods, with Michael Foods being the surviving corporation.

    If the merger is completed, each share of Michael Foods common stock issued and outstanding at the closing of the merger will be canceled and converted into the right to receive $30.10 in cash, except for shares held by dissenting shareholders who have perfected their dissenters' rights under Minnesota law. Immediately prior to the merger, all of the shares of Michael Foods common stock and option equity value held by the continuing investors will be exchanged for cash, equity interests in M-Foods Investors, and, for the continuing investors who are members of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings. After the merger, Michael Foods' capital stock will be held by M-Foods Holdings.

    Upon the closing of the merger, Michael Foods common stock will no longer be quoted on the Nasdaq National Market and the registration of Michael Foods common stock under the Securities Exchange Act of 1934 will be terminated.

WHAT YOU WILL RECEIVE IN THE MERGER

    If you are not a continuing investor or a dissenting shareholder, you will receive $30.10 in cash for each share of Michael Foods common stock that you own at the closing of the merger.

PAYMENT FOR STOCK CERTIFICATES

    Promptly after the merger, the paying agent for the merger will send a letter of transmittal to you to be used for surrendering your Michael Foods common stock certificates for $30.10 per share in cash. You should not send in your Michael Foods common stock certificates until you receive the letter of transmittal.

THE SPECIAL MEETING

    The special meeting of Michael Foods' shareholders will take place on
            , 2001 at             , Minneapolis, Minnesota at 9:00 a.m.
Minneapolis time. At the meeting you will be asked to approve and adopt the merger agreement.

VOTE REQUIRED

    Minnesota corporate law requires that Michael Foods' shareholders adopt the merger agreement before Michael Foods can complete the merger. Each shareholder of record on the record date is entitled to one vote on each matter submitted to a vote at the meeting for each share of Michael Foods common stock held. A majority of the shares of Michael Foods common stock outstanding on the record date represented in person or by proxy constitutes a quorum for consideration of such matters at the meeting. The affirmative vote of at least a majority of shares of Michael Foods common stock outstanding and entitled to vote is required to adopt the merger agreement. The merger is not subject to a vote of a majority of the unaffiliated shareholders of Michael Foods.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    Gregg A. Ostrander, John D. Reedy, Bill L. Goucher, James D. Clarkson, Bradley L. Cook, Max Hoffmann, James Mohr and Harold D. Sprinkle, each a member of senior management of Michael Foods, will exchange an aggregate of $10 million of option equity value and common stock value of Michael Foods into equity interests of M-Foods Investors and deferred compensation arrangements with M-Foods Holdings, while 4J2R1C Limited Partnership and 3J2R Limited Partnership, which are affiliates of Jeffrey Michael, a director of Michael Foods, and are collectively referred to in this proxy statement as the "Michael family continuing investors," will convert $38,377,500 of common stock value into equity interests of M-Foods Investors. As of the date of this proxy statement, the continuing investors hold the following percentage ownership interests in Michael Foods' outstanding common stock:

4J2R1C Limited Partnership..................................  8.675%
3J2R Limited Partnership....................................  7.971%
Gregg A. Ostrander..........................................  0.166%
John D. Reedy...............................................  0.148%
Bill L. Goucher.............................................  0.069%
James D. Clarkson...........................................  0.043%
Bradley Cook................................................  0.030%
Max Hoffmann................................................  0.094%
James Mohr..................................................  0.016%
Dean Sprinkle...............................................  0.005%

Upon the closing of the merger, Messrs. Ostrander, Reedy, Goucher and Clarkson will enter into employment agreements and Messrs. Hoffmann, Mohr, Sprinkle and Cook will enter into severance and deferred compensation agreements with Michael Foods. These interests are more fully described under "SPECIAL
FACTORS--Interests of Certain Persons in the Merger."

    Michael Foods' board of directors and the special committee were aware of these interests and considered them, among other matters, when approving the merger agreement.

THE MERGER AGREEMENT AND THE MERGER

    Whenever we refer to the merger agreement in this proxy statement we are referring to the merger agreement attached as Annex A to this proxy statement. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

    RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE BOARD OF DIRECTORS. A special committee of independent directors of Michael Foods and Michael Foods' board of directors carefully reviewed and considered the terms and conditions of the merger and the merger agreement and determined that the merger agreement is advisable and fair to and in the best interests of Michael Foods and its shareholders and the merger consideration to be received by Michael Foods' shareholders, other than the continuing investors, in the merger is fair to such shareholders. By a vote of all directors present and voting at a meeting at which a quorum of directors was present (with two directors, Gregg A. Ostrander and Jeffrey J. Michael, abstaining), Michael Foods' board of directors approved the merger and the merger agreement and concluded that the terms of the merger agreement were fair to and in the best interests of the shareholders of Michael Foods, other than the continuing investors. Accordingly, the special committee and Michael Foods' board of directors unanimously recommend that you vote to approve and adopt the merger agreement. See "SPECIAL FACTORS--Background of the Merger" and "--Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger."

    OPINION OF FINANCIAL ADVISOR. At a meeting of the board of directors of Michael Foods held on December 21, 2000, U.S. Bancorp Piper Jaffray, one of its financial advisors, delivered a written opinion as to the fairness, from a financial point of view, as of the date of such opinion, of the cash consideration to be paid in the merger to the Michael Foods shareholders, other than the continuing investors. The full text of U.S. Bancorp Piper Jaffray's written opinion is attached to this proxy statement as Annex B. We encourage you to carefully read this opinion in its entirety for a description of the procedures followed, assumptions made, matters considered and limitations on the review undertaken. THE OPINION OF U.S. BANCORP PIPER JAFFRAY IS DIRECTED ONLY TO THE MATTERS DESCRIBED IN THE OPINION AND DOES NOT CONSTITUTE A RECOMMENDATION TO ANY SHAREHOLDER AS TO HOW YOU SHOULD VOTE ON ANY MATTER AT THE SPECIAL MEETING.

    WHAT WE NEED TO DO TO COMPLETE THE MERGER. We will complete the merger only if the conditions set forth in the merger agreement are satisfied or, in some cases, waived. These conditions include:

    - the approval and adoption of the merger agreement and the merger by Michael Foods' shareholders;

    - the expiration or termination of the waiting period applicable to the completion of the merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976;

    - the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by any United States federal or state court that has the effect of making the merger illegal or otherwise prohibiting the consummation of the merger;

    - no governmental entity enacting any law or issuing any order that prohibits completion of the merger or otherwise imposes material limitations on M-Foods Holdings' ability to effectively own and operate the business or assets of Michael Foods;

    - Protein Acquisition's receipt of the debt and equity financing proceeds described in the financing commitment letters described in the section entitled "SPECIAL FACTORS--Financing of the Merger";

    - the representations and warranties of Michael Foods, Protein Acquisition and M-Foods Holdings being true and correct in all material respects; and

    - Michael Foods', Protein Acquisition's and M-Foods Holdings' performance in all material respects of all obligations and compliance in all material respects with all agreements in the merger agreement.

    At any time before the merger, to the extent legally allowed, the board of directors of either Michael Foods or Protein Acquisition may waive compliance with any of the conditions contained in the merger agreement without the approval of their respective shareholders. As of the date of this proxy statement, neither Michael Foods nor Protein Acquisition expects that any condition will be waived.

    TERMINATION OF THE MERGER AGREEMENT. Michael Foods and M-Foods Holdings, each acting under the direction of their respective board of directors, can mutually agree to terminate the merger agreement at any time without completing the merger.

    Also, either board can, without the consent of the other, terminate the merger agreement if:

    - the merger is not completed by May 31, 2001;

    - any governmental order preventing completion of the merger has become final and non-appealable; or

    - Michael Foods' shareholders do not approve and adopt the merger agreement.

    In addition, M-Foods Holdings, acting under the direction of its board, can terminate the merger agreement before the closing of the merger if:

    - Michael Foods or its board withdraws, modifies or changes its approval of the merger agreement in a manner adverse to M-Foods Holdings or Protein Acquisition, recommends an alternative acquisition proposal or does not recommend rejection of a tender offer or exchange offer for Michael Foods common stock within 10 days of the commencement of such tender offer or exchange offer; or

    - Michael Foods has breached certain representations, warranties, covenants or agreements and such breach is not cured within 20 days after Michael Foods receives written notice of the breach.

    Finally, Michael Foods can terminate the merger agreement if:

    - M-Foods Holdings or Protein Acquisition has breached certain representations, warranties, covenants or agreements and such breach is not cured within 20 days after M-Foods Holdings or Protein Acquisition receives written notice of the breach; or

    - Michael Foods' board of directors approves a superior proposal, provided that Michael Foods has complied with its obligation to give M-Foods Holdings notice and an opportunity to match such superior proposal and, concurrently with such termination, pays M-Foods Holdings a termination fee.

    TERMINATION FEE. Michael Foods must pay to M-Foods Holdings and Protein Acquisition a $20 million termination fee if the merger agreement is terminated under any of the following circumstances:

    - M-Foods Holdings terminates the merger agreement because Michael Foods or its board of directors withdraws, modifies or changes its approval or recommendation of the merger agreement in a manner adverse to M-Foods Holdings or Protein Acquisition, recommends an alternative acquisition proposal or does not recommend rejection of a tender offer or exchange offer for Michael Foods common stock within 10 days of the commencement of such tender offer or exchange offer;

    - Michael Foods terminates the merger agreement because its board of directors approves a superior proposal, as defined in the merger agreement, and M-Foods Holdings does not propose a transaction which matches or exceeds such superior proposal prior to the end of the fourth business day after receipt of Michael Foods' notice of its intention to terminate the merger agreement; or

    - Michael Foods or M-Foods Holdings terminates the merger agreement because the merger has not been consummated by May 31, 2001, or Michael Foods' shareholders fail to approve the merger agreement, or M-Foods Holdings terminates the merger agreement because Michael Foods is in breach of its representations and warranties contained in the merger agreement; and, in addition,

    - an alternative acquisition proposal is publicly disclosed or proposed to Michael Foods or its shareholders after the date of the merger agreement, but prior to termination of the merger agreement or the time of the special meeting, as the case may be, and

    - within 12 months after the termination, Michael Foods enters into a definitive agreement with respect to, or consummates, the acquisition proposal.

The termination fee, if paid, will be reduced by the amount of any expenses previously reimbursed to M-Foods Holdings or Protein Acquisition by Michael Foods.

    NON-SOLICITATION OF COMPETING PROPOSALS. The merger agreement generally restricts Michael Foods' ability to initiate, solicit, encourage or otherwise facilitate any competing merger or acquisition inquiries, proposals or offers, however, Michael Foods may respond to unsolicited offers if the board of directors of Michael Foods determines in good faith, after consultation with its independent legal and financial advisors, that any such offer is reasonably likely to be completed, and, if consummated, would result in a transaction more favorable to Michael Foods' shareholders.

    MODIFYING OR AMENDING THE MERGER AGREEMENT. Subject to any applicable law, Michael Foods, M-Foods Holdings and Protein Acquisition may, by acting through their respective boards of directors, at any time prior to the closing of the merger, modify or amend the merger agreement by written agreement.

    EXPENSES. The merger agreement provides that under certain circumstances Michael Foods must reimburse M-Foods Holdings and Protein Acquisition for all out-of-pocket expenses and fees incurred in connection with or in anticipation of the transactions contemplated by the merger agreement in an amount not to exceed $5 million, subject to certain exceptions. In addition, letter agreements signed by certain members of Michael Foods' senior management provide that such individuals will receive complete reimbursement from M-Foods Holdings of all legal fees and expenses incurred upon either of the closing of the merger or the receipt by M-Foods Holdings of a termination fee, as described in the merger agreement; under all other circumstances, such individuals will receive expense reimbursement from M-Foods Holdings to the same extent, on a proportionate basis, as M-Foods Holdings. See "THE MERGER AGREEMENT--Termination Fee and Expenses."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The receipt of cash in the merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986, as amended, and may also be a taxable transaction under applicable state, local, foreign and other tax laws. See "SPECIAL FACTORS--Material Federal Income Tax Consequences."

    TAX MATTERS ARE VERY COMPLICATED. THE TAX CONSEQUENCES OF THE MERGER TO YOU WILL DEPEND UPON YOUR OWN SITUATION. YOU SHOULD CONSULT YOUR TAX ADVISORS FOR A FULL UNDERSTANDING OF THE U.S. FEDERAL, STATE AND LOCAL TAX CONSEQUENCES OF THE MERGER TO YOU.

ACCOUNTING TREATMENT

    The merger is intended to be accounted for under the purchase method of accounting. See "SPECIAL FACTORS--Accounting Treatment."

FINANCING OF THE MERGER

    The following arrangements are in place to provide the necessary financing for the merger, including the payment of related transaction fees and expenses, and the refinancing, at the same time as the closing of the merger, of all existing funded debt of Michael Foods, except for debt which by agreement may remain outstanding:

    - Protein Acquisition has received equity commitment letters from each of Vestar Capital Partners IV, L.P., an affiliate of Vestar Capital Partners, and Marathon Fund Limited Partnership IV, an affiliate of Goldner Hawn Johnson & Morrison Incorporated, in which Vestar and Marathon have agreed to make capital contributions of up to $133,900,405 and $35,000,000, respectively, to M-Foods Holdings in exchange for equity interests in M-Foods Investors;

    - Vestar has received a commitment letter from Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC pursuant to which Bank of America, N.A. has committed to provide up to $470 million in senior secured credit facilities, no more than $400 million of which may be borrowed at the closing of the merger;

    - Vestar intends to pursue a private placement of $200 million of unsecured senior subordinated notes to be issued by Michael Foods. In the event that Michael Foods cannot complete this private placement, pursuant to the bank commitment letter, Banc of America Bridge LLC has agreed to purchase up to $200 million of unsecured senior subordinated bridge notes to be issued by Michael Foods; and

    - Messrs. Ostrander, Reedy, Goucher, Clarkson, Cook, Hoffmann, Mohr and Sprinkle will exchange an aggregate of $10 million of option equity value and common stock value of Michael Foods for equity interests in M-Foods Investors and deferred compensation arrangements of M-Foods Holdings, while the Michael family continuing investors will exchange $38,377,500 of Michael Foods common stock value for equity interests in M-Foods Investors.

    See "SPECIAL FACTORS--Financing of the Merger."

RIGHTS OF DISSENTING SHAREHOLDERS

    Michael Foods' shareholders who follow certain procedural requirements of Minnesota law may be entitled to receive cash in the amount of the "fair value" of their shares instead of the merger consideration offered pursuant to the merger. The "fair value" of shares of Michael Foods common stock would be determined pursuant to Minnesota law.

    ANY MICHAEL FOODS SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS MUST NOT VOTE IN FAVOR OF THE MERGER AGREEMENT AND MUST COMPLY WITH ALL OF THE PROCEDURAL REQUIREMENTS PROVIDED BY MINNESOTA LAW. THE PROCEDURES ARE SUMMARIZED IN GREATER DETAIL IN "SPECIAL FACTORS--RIGHTS OF DISSENTING SHAREHOLDERS" AND THE RELEVANT TEXT OF THE DISSENTERS' RIGHTS STATUTE IS ATTACHED AS ANNEX C TO THIS PROXY STATEMENT. WE ENCOURAGE YOU TO READ THE STATUTE CAREFULLY AND TO CONSULT WITH LEGAL COUNSEL IF YOU DESIRE TO EXERCISE YOUR DISSENTERS' RIGHTS.

                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

    Set forth below is a summary of selected consolidated financial data with respect to Michael Foods excerpted or derived from the information contained in Michael Foods Annual Reports on Form 10-K for the years ended December 31, 1999 and 1998 and its unaudited Quarterly Reports on Form 10-Q for the nine-month periods ended September 30, 2000 and 1999, which are incorporated herein by reference. More comprehensive financial information is included in such reports and other documents filed by Michael Foods with the SEC. The following summary is qualified by reference to such reports and other documents and all of the financial information, including any related notes, contained therein. Such reports and other documents may be inspected and copies may be obtained from the offices of the SEC. See "ADDITIONAL INFORMATION--Where You Can Find More Information." In the opinion of management, the unaudited interim information reflects all adjustments, consisting only of normal recurring adjustments, necessary for the fair presentation of the results of operations and financial condition for the nine-month periods ended September 30, 2000 and 1999. Results of the interim periods should not be considered indicative of results for any other periods or for the year.

                                                      NINE MONTHS ENDED              YEARS ENDED
                                                        SEPTEMBER 30,               DECEMBER 31,
                                                   -----------------------   ---------------------------
                                                      2000         1999          1999           1998
                                                   ----------   ----------   ------------   ------------
                                                    (IN THOUSANDS, EXCEPT RATIOS AND PER SHARE AMOUNTS)
Net sales........................................   $795,110     $781,320     $1,053,272     $1,020,484
Gross profit.....................................    144,238      139,019        193,016        173,101
Net earnings.....................................     33,582       30,876         44,056         40,257
Net earnings per common share(1):
Basic............................................   $   1.75     $   1.50     $     2.15     $     1.86
Diluted..........................................       1.73         1.48           2.12           1.83
Current assets...................................   $193,966     $184,475     $  173,255     $  177,820
Property, plant and equipment, net...............    280,745      281,966        286,799        250,211
Other noncurrent assets..........................    132,806      140,841        137,863        123,485
Current liabilities..............................    117,962      117,225        121,491        116,523
Noncurrent liabilities...........................    240,877      236,714        211,827        190,844
Shareholders equity..............................    248,678      253,343        264,599        244,149
Ratio of earnings to fixed charges...............       5.90x        5.72x          6.11x          6.16x
Book value per share.............................   $  13.60     $  12.51     $    13.03     $    11.57

------------------------

(1) Income per common share from continuing operations is equal to the net earnings per common share.

    Michael Foods has not provided any pro forma data giving effect to the proposed merger as it does not believe such information is material to its shareholders in evaluating the merger agreement since the proposed merger consideration is all cash and, if the proposed merger is completed, Michael Foods common stock would cease to be publicly traded.

    Michael Foods also has not provided any separate financial information for Protein Acquisition since it is a special purpose entity formed in connection with the proposed merger and has no independent operations.

                                SPECIAL FACTORS

EFFECTS OF THE MERGER

    If the merger is approved by the shareholders and the other conditions to the closing of the merger are either satisfied or waived, Protein Acquisition will be merged with and into Michael Foods, with Michael Foods being the surviving corporation. After the merger, M-Foods Investors will indirectly own Michael Foods, with M-Foods Investors being owned by the continuing investors, Vestar (and affiliates) and Marathon. For a chart describing the equity ownership of M-Foods Investors following the merger, see "SPECIAL FACTORS--Interests of Certain Persons in the Merger--Post-Merger Capitalization of M-Foods Investors, M-Foods Holdings and Michael Foods."

    When the merger is completed, each share of Michael Foods common stock issued and outstanding at the closing of the merger will be canceled and converted into the right to receive $30.10 in cash, except for shares held by dissenting shareholders who have perfected their dissenters' rights under Minnesota law. Immediately prior to the merger, all of the shares of Michael Foods common stock and equity option value held by the continuing investors will be exchanged for cash, equity interests in M-Foods Investors and, for the continuing investors who are members of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings. In each case, such shares, including shares underlying the options, will be valued at $30.10 per share.

    As a result of the merger, Michael Foods will be a privately held company and there will be no public market for its common stock. Upon the completion of the merger, Michael Foods common stock will no longer be quoted on the Nasdaq National Market and price quotations for sales of shares in the public market will no longer be available. In addition, the registration of Michael Foods common stock under the Securities Exchange Act of 1934 will be terminated. After the termination, Michael Foods will no longer be required to file periodic reports with the SEC with respect to its equity securities, and the officers, directors and the owners of more than 10% of the common stock will no longer be subject to the short-swing profit provisions of Section 16(b) of the Exchange Act. Michael Foods will likely be required to resume filing periodic reports with the SEC as a result of its issuing debt securities in connection with the financing of the merger that may be exchanged for a new issue of identical debt securities registered under the Securities Exchange Act of 1933.

    The primary detriments of the merger to shareholders of Michael Foods that will not have a continuing interest in Michael Foods include the following:

    - Michael Foods' shareholders (other than continuing investors) will cease to have an interest in Michael Foods.

    - The receipt of cash in the merger will be a taxable transaction for U.S. federal income tax purposes under the Internal Revenue Code of 1986 and may also be a taxable transaction under applicable state, local, foreign and other tax laws.

    An equity investment in M-Foods Investors following the merger will involve substantial risk resulting from the limited liquidity of such an investment. Nonetheless, if Michael Foods successfully executes its business strategies, the value of such an equity investment could be considerably greater than the original cost. Further benefits to Vestar, Marathon and the continuing investors are described under "SPECIAL FACTORS--Purposes, Reasons and Plans."

    The primary detriments of the merger to Vestar, Marathon and the continuing investors include the following:

    - All of the risk of any decrease in the earnings, growth or value of Michael Foods following the merger will be borne by Vestar, Marathon and the continuing investors;

    - Michael Foods will have substantially more debt outstanding after the merger and this may adversely affect the equity value of M-Food Investors. In general, higher levels of debt can have the effect of increasing the risk to equity holders of losing the entire value of their investment;

    - Much of the investment interests in M-Foods Investors that will be held by the Michael Foods senior management after the merger will be subject to vesting restrictions related to their continued employment with Michael Foods and to Michael Foods' future operating performance. The failure to satisfy the conditions of those vesting restrictions could result in a significant loss of investment value for those individuals; and

    - Following the merger, there will be no trading market for Michael Foods' or M-Foods Investors' equity.

    Based on (1) assumed total equity of Michael Foods of $217,277,905 after the merger, (2) 18,311,109 shares of Michael Foods common stock issued and outstanding, (3) net option value of $19,578,140, (4) the $30.10 per share price being paid to current holders of Michael Foods common stock and (5) the net option value, equal to $30.10 minus the applicable exercise price, being paid to current holders of Michael Foods options, the effect of the merger on each of Vestar's, Marathon's and the continuing investors' interest in the net book value and net earnings of Michael Foods in terms of both dollar amounts and percentages is set forth below:

                                      IMPLIED VALUE      CURRENT                           PERCENTAGE OF
                                       OF CURRENT     PERCENTAGE OF     IMPLIED VALUE     MICHAEL FOODS'
                                       INVESTMENT     MICHAEL FOODS'    OF INVESTMENT         EQUITY
                                       (STOCK AND       STOCK AND        IMMEDIATELY     IMMEDIATELY AFTER
                                      OPTION VALUE)    OPTION VALUE    AFTER MERGER(1)       MERGER(2)
                                      -------------   --------------   ---------------   -----------------
CONTINUING INVESTORS
Michael family continuing
  investors.........................  $ 91,744,890       16.07%          $ 38,377,500          17.66%
Gregg A. Ostrander..................     5,549,458        0.97              4,200,000           1.93
John D. Reedy.......................     2,280,576        0.40              1,500,000           0.69
Bill L. Goucher.....................     2,212,289        0.39              1,500,000           0.69
James D. Clarkson...................     1,452,162        0.25              1,200,000           0.55
Bradley L. Cook.....................       654,132        0.11                400,000           0.18
Max Hoffmann........................       811,080        0.14                400,000           0.18
James Mohr..........................       603,658        0.11                400,000           0.18
Harold D. Sprinkle..................       429,587        0.08                400,000           0.18
TOTAL OF CONTINUING INVESTORS.......  $105,737,832       18.53%          $ 48,377,500          22.27%
OTHER INVESTORS
Vestar..............................             0         0             $133,900,405          61.63%
Marathon............................             0         0               35,000,000          16.11%
TOTAL OF OTHER INVESTORS............             0         0             $168,900,405          77.73%
GRAND TOTAL.........................  $105,737,832       18.53%          $217,277,905            100%

------------------------

(1) Includes amounts invested in M-Foods Holdings deferred compensation arrangements.

(2) Upon certain internal rate of return or multiple of investment hurdles being achieved, the management investors' percentages will increase relative to the non-management investors.

BACKGROUND OF THE MERGER

    The decision of the special committee, the disinterested directors committee (a committee of all directors who are not employees of Michael Foods or continuing investors required by Minnesota law) and the board of directors to approve and recommend the merger agreement was the result of an extended evaluation process. Since becoming a public company in 1987, the board of directors and management of Michael Foods have from time to time evaluated and considered various alternatives for enhancing shareholder value. During the last few years, the board of directors and management have generally believed that the trading prices of Michael Foods common stock (to the extent unaffected by the publicity or market rumors concerning Michael Foods' possible sale) have not reflected the inherent value of Michael Foods. The board of directors and management believe, based in part on the advice of their financial advisors, that the market price of Michael Foods common stock has been adversely affected by several factors, including:

    - a lack of investor appreciation for the value-added nature of the Michael Foods business model relative to its commodity-based raw materials;

    - the small market capitalization and low average daily trading volume of Michael Foods common stock;

    - an insufficient number of market makers and investment banking firms preparing research reports with respect to Michael Foods; and

    - the existence of few comparable public companies against which investors could evaluate Michael Foods' performance.

    In July 1999, the board of directors of Michael Foods retained U.S. Bancorp Piper Jaffray and Merrill Lynch, Pierce, Fenner & Smith Incorporated to assist it in evaluating strategic alternatives to enhance shareholder value. With the assistance of its financial advisors and management of Michael Foods, the board of directors assessed alternatives to continuing to implement Michael Foods' stand-alone strategic plan as a public company. The board of directors considered, in addition to other less significant alternatives, attempting to generate growth through strategic acquisitions, exploring a potential merger with a company of approximately equal size, and seeking a sale of Michael Foods to a strategic or financial buyer. After extensive discussions with its financial advisors and management, Michael Foods' board of directors determined that, due to Michael Foods' size, financial and management constraints, industry consolidation and other competitive factors, it was unlikely to successfully execute an acquisition strategy or merger of equals that would significantly enhance shareholder value. The Michael Foods board of directors also questioned whether the continued successful implementation of Michael Foods' stand-alone strategic plan would result in growth sufficient to both maintain and grow its market position in consolidating industry segments and achieve a higher valuation for its securities in the public markets.

    U.S. Bancorp Piper Jaffray and Merrill Lynch recommended that the board of directors consider a potential sale of Michael Foods to a strategic or financial buyer. Among the factors that the financial advisors discussed in support of their recommendation were:

    - the board's desire to maximize shareholder value;

    - the inherent risks and probable impact on stock price associated with executing management's business plan on a stand-alone basis;

    - the difficulties, risks and insufficient shareholder benefits associated with attempting to build Michael Foods through acquisition and organic growth;

    - the lack of compelling merger candidates;

    - the anticipated receptivity of strategic and financial buyers to a sale process; and

    - the strong market for acquisition financing and acquisition valuations existing at that time and the risk that market conditions would deteriorate in the future.

    In response to its financial advisors' recommendation, Michael Foods' board of directors directed U.S. Bancorp Piper Jaffray and Merrill Lynch to identify and contact potential acquirers regarding a sale of the company. On August 9, 1999, Michael Foods publicly announced that investment bankers had been retained to assist it in exploring alternatives to enhance shareholder value.

    U.S. Bancorp Piper Jaffray and Merrill Lynch identified and contacted sixty-one potential acquirers to determine their interest in a possible transaction with Michael Foods. Of those contacted, thirty-two parties were sufficiently interested to sign a confidentiality agreement in favor of the company and review a confidential memorandum regarding Michael Foods and its operations prepared by company management and the investment bankers. Michael Foods received non-binding preliminary expressions of interest from six potential acquirers. Each of the expressions of interest included a preliminary valuation for the company expressed as a range of prices per share. The low end of the collective range was $28.00 per share and the high end of the collective range was $35.00 per share.

    After reviewing the preliminary expressions of interest with its financial advisors and management, the board invited five of the potential acquirers, including Vestar, to conduct further due diligence and refine their offers. The sixth potential acquirer, whose expression of interest was at the low end of the valuation range, was offered an opportunity to increase the level of its preliminary expression of interest and declined to do so, indicating that the top of its range would not exceed $30.00 per share. Each of the five remaining potential acquirers conducted an extensive due diligence investigation of Michael Foods that included presentations by management and a thorough review of the financial performance and operations of the company.

    In November 1999, each of the five potential acquirers declined to make an offer for the outstanding common stock of Michael Foods. Although not specific in their reasoning, the general consensus among all of the potential acquirers was that the company would be fully valued at or near its then market price of approximately $26.00 per share.

    After receiving no definitive offers from the five potential acquirers, the board of directors instructed its investment bankers to contact the sixth party that had submitted a preliminary expression of interest and then subsequently declined to raise its proposed valuation range for the company. That potential acquirer, a publicly held diversified food products company, was invited to conduct a due diligence review of Michael Foods and its operations in order to refine its valuation for the company.

    Over the next several weeks, the potential strategic acquirer conducted an extensive due diligence investigation of Michael Foods. During the same period, legal counsel and investment bankers for the two companies began discussing the terms of a potential stock-for-stock transaction. A number of proposals and counter proposals were exchanged regarding an appropriate exchange ratio for Michael Foods and the potential acquirer's common stock, protection for Michael Foods' shareholders against the price volatility of the potential acquirer's stock between the signing of a definitive agreement and closing of the proposed transaction, and other transaction terms.

    In January 2000, the potential acquirer made what it expressed to be its final proposal for the acquisition of the company to the Michael Foods board of directors. The proposed fixed exchange ratio and the market price of the potential acquirer's common stock at that time implied a valuation for Michael Foods common stock of less than $28 per share. After extensive discussions with its financial advisors regarding, among other things, valuation and stock price data for the potential acquirer and relative valuation data for both companies, Michael Foods' board of directors determined that the proposed transaction did not, and was not reasonably likely to, provide Michael Foods' shareholders with adequate value for their equity interests in the company. Thereafter, the board of directors and the potential acquirer terminated their discussions.

    On January 20, 2000, Michael Foods publicly announced that its board of directors had concluded its formal strategic review process without entering into a transaction and indicated that the board might, without further public announcement, resume its formal strategic review process or, from time to time, respond to follow-on opportunities created by its prior activities.

    On February 5, 2000, Rabobank International, a member of Michael Foods' bank lending syndicate, visited with company management to discuss various structured financing ideas that the bank thought might be of interest to the company. During their meeting with Gregg A. Ostrander, Michael Foods' chief executive officer, and other members of management, Rabobank suggested that Mr. Ostrander and others consider the possibility of a management-led buyout of the company with Rabobank as a financing source. Mr. Ostrander indicated that, given the results of the recently completed comprehensive strategic review, any consideration of a management-led buyout of the company would be untimely.

    In June 2000, Mr. Ostrander and other members of management began to seriously consider the possibility of a management-led buyout of Michael Foods. On July 6, 2000, Mr. Ostrander met with Jeffrey

Michael, a director of Michael Foods whose family and related parties beneficially own approximately 17% of Michael Foods' common stock, to discuss whether Mr. Michael and his family would be interested in remaining as investors in the company if it became privately held. Mr. Michael expressed a preliminary level of interest in continuing some form of investment in the company, depending upon the circumstances.

    On July 17, 2000, Messrs. Ostrander and Michael met with representatives of Rabobank to discuss the possibility of a management-led buyout of the company. During that meeting the bankers offered to introduce management to a number of financial sponsors who regularly participate in buyout transactions. On
July 19, 2000, Mr. Ostrander and other members of management retained the law firm of Skadden, Arps, Slate, Meagher & Flom LLP to provide legal advice to him and other members of the management group.

    On July 25, 2000, Mr. Michael, Mr. Ostrander and other members of management met with representatives of Banc of America Securities LLC also to discuss the feasibility of a management-led buyout and financing alternatives. On August 1, 2000, Mr. Michael, Mr. Ostrander and other members of management participated via conference call with representatives of Banc of America Securities LLC to review potential financial sponsors who would be interested in participating in a management-led buyout.

    On August 7, 2000, Mr. Ostrander met with Jack Morrison, a principal in the Minneapolis-based private equity firm of Goldner, Hawn, Johnson & Morrison, to discuss the management buyout process in general and to determine whether
Mr. Morrison's firm might be interested in participating as a financial sponsor in a Michael Foods transaction. Mr. Morrison expressed an interest in exploring a transaction, but indicated that, due to the likely size of a Michael Foods transaction, his firm's fund would not be in a position to provide all of the equity capital necessary to consummate the transaction.

    On August 9, 2000, Mr. Ostrander informed members of the Michael Foods board of directors that he was involved in a preliminary exploration of the feasibility of a management-led buyout of Michael Foods. The consensus of the board of directors was that Mr. Ostrander was authorized to proceed with the understanding that he was not acting on behalf of the board; that the board had not decided that a sale of the company was in the best interests of shareholders nor had it determined a valuation for the company at which it would consider a sale of the company to be appropriate; that there could be no assurance that the board would either accept or negotiate a proposal for a management-led buyout of the company; and that the board might at any time consider alternative transactions.

    On August 21, 2000, Mr. Ostrander and other members of management made a presentation about Michael Foods to representatives of Goldner, Hawn, Johnson & Morrison. Messrs. Ostrander and Michael also met separately with Goldner Hawn Johnson & Morrison on this date.

    On August 22, 2000, Mr. Ostrander contacted James P. Kelley, a managing director at Vestar with whom he served as a director of another publicly-held company, to inquire whether Vestar might have an interest in participating in a management-led buyout of Michael Foods and arranged a subsequent meeting to discuss the matter.

    On August 28 and 29, 2000, Mr. Ostrander met in New York with two other private equity firms to whom he had been introduced by Rabobank to discuss the possibility of their participation in a management-led buyout of Michael Foods.

    On August 31, 2000, Mr. Ostrander and representatives of Goldner, Hawn, Johnson & Morrison spoke by telephone to discuss that firm's continuing interest in participating in the contemplated transaction.

    On September 5, 2000, Mr. Ostrander and John D. Reedy, Michael Foods' chief financial officer, met with representatives of Vestar to discuss the possibility of Vestar participating in the contemplated transaction. During the meeting, the Vestar representatives expressed a strong interest in exploring a possible transaction subject to an extensive due diligence review of the company.

    On September 7, 2000, Mr. Ostrander updated the Michael Foods board of directors on his activities and informed them that a limited number of possible financial sponsors would be conducting due diligence on the company.

    On September 11, September 20, October 4 and October 20, 2000, members of Michael Foods' management and representatives of Vestar met to discuss the business and operations of the company. Throughout this period the company responded to numerous requests for information from Vestar.

    On September 13, September 20 and September 26, 2000, members of Michael Foods' management met with representatives from the two private equity firms to whom they had been introduced by Rabobank to discuss the business and operations of Michael Foods and their possible participation in the contemplated transaction.

    On or about September 28, 2000, Mr. Ostrander decided to proceed with Vestar as the principal equity sponsor and Goldner Hawn Johnson & Morrison as a co-investor in the contemplated transaction. In Mr. Ostrander's view, the reputation of Vestar and Goldner Hawn for successfully executing transactions, their understanding and acceptance of the risks related to the businesses of the company, his familiarity with certain of the Vestar principals, and other cultural issues were significant factors in his decision. Throughout the remainder of September and October 2000, the Vestar/Goldner Hawn investor group and its advisors continued to conduct a due diligence review of Michael Foods and its business and had numerous meetings with financing sources, members of management and Mr. Michael in order to structure a preliminary proposal for the acquisition of Michael Foods.

    During the week of October 30, 2000, Mr. Ostrander informed members of Michael Foods' board of directors and lawyers at Kaplan, Strangis and Kaplan, P.A., the law firm that had previously represented the board of directors in its review of strategic alternatives to enhance shareholder value, that he expected Vestar and Goldner Hawn to make a joint proposal for the purchase of the company at the board's regularly scheduled meeting on November 8 and 9, 2000. At the request of the board, Mr. Ostrander informed representatives of U.S. Bancorp Piper Jaffray and Merrill Lynch of the possible transaction and requested that they be prepared to discuss the matter with the board at its November 9, 2000 meeting.

    On November 3, 2000, Merrill Lynch was contacted by a senior executive from a privately held diversified agriculture and food company regarding his company's preliminary interest in discussing an acquisition of Michael Foods. Merrill Lynch had contacted this potential strategic acquirer in 1999 as part of the board's formal review of alternatives to enhance shareholder value. After reviewing the confidential memorandum prepared by Michael Foods, the potential strategic acquirer had chosen not to pursue a transaction at that time. Given its current interest, however, Merrill Lynch advised the executive to contact an attorney at Kaplan, Strangis and Kaplan, who they understood continued to represent the board of directors of the company.

    Later that day, the executive contacted an attorney at Kaplan, Strangis and Kaplan to discuss his company's preliminary interest in exploring an acquisition of Michael Foods. During their conversation, he reported that his company was considering joining with one of the private equity sponsors that Rabobank had previously introduced to Mr. Ostrander in making an offer for Michael Foods. The attorney informed the executive that Michael Foods' board of directors was not soliciting offers for the sale of the company, but would give careful consideration to any bona fide proposal for a transaction that the potential strategic acquirer addressed to the board. The attorney also informed the executive that Michael Foods' board of directors was scheduled to meet on November 8 and 9, 2000 and suggested that the potential strategic acquirer provide a written expression of interest, in as definitive a form as possible, to the Michael Foods board for consideration at its November 9, 2000 meeting.

    On November 6, 2000, a principal with the private equity firm that had been identified by the potential strategic acquirer as its joint venture partner contacted the Kaplan, Strangis and Kaplan attorney to confirm that the two parties intended to make a proposal to the Michael Foods board of directors for the acquisition of the company. During that conversation, the attorney was informed that the joint venture partners were aware that Mr. Ostrander and Vestar intended to make a proposal to acquire Michael Foods to the company's board. The private equity firm later contacted Mr. Ostrander, to whom it had been previously introduced by Rabobank, to inform him that the potential strategic acquirer and the private equity firm would be making a proposal to acquire Michael Foods for consideration at the company's board meeting on November 9, 2000.

    The Michael Foods board held a regularly scheduled meeting commencing during the evening of November 8 and continuing on November 9, 2000. Attorneys from Kaplan, Strangis and Kaplan and representatives from U.S. Bancorp Piper Jaffray and Merrill Lynch attended the November 9, 2000 portion of the meeting. During that portion of the meeting, representatives of Merrill Lynch and Kaplan, Strangis and Kaplan and Mr. Ostrander reported their conversations with the potential strategic acquirer and its joint venture partner and indicated that they anticipated that the board of directors would receive an expression of interest from those entities during the course of the board meeting.

    Mr. Ostrander then introduced representatives of Vestar and Goldner Hawn Johnson & Morrison who presented a written proposal to the board to acquire Michael Foods for a purchase price of $28.50 per share of Michael Foods common stock. During their presentation, the Vestar/Goldner Hawn investor group representatives stated that substantially all of their due diligence investigation of the company was completed with the exception of certain environmental, regulatory and legal matters. The Vestar/Goldner Hawn investor group's written proposal included commitment or highly confident letters from its lenders and a proposed form of merger agreement. After the Vestar/Goldner Hawn investor group presentation, Jeffrey Michael confirmed that he and various family members anticipated participating as equity participants in the transaction but that the substantive terms of their involvement remained to be determined and no agreements as to such participation had been reached.

    The board then met in executive session without Mr. Ostrander, Mr. Michael or executives of the company. Legal counsel reviewed for the board the process that would be involved in evaluating and negotiating the proposal and the board's fiduciary duties and statutory obligations under Minnesota law, including the necessity of forming a committee of all "disinterested" directors to consider the proposal in order to meet the requirements of the Minnesota Business Corporation Act. The board then established the disinterested directors committee mandated by Minnesota law, consisting of all directors that were neither participants in the proposal nor executives or employees of the company, being Richard Coonrod, Daniel Dillon, Jerome Jenko, Arvid Knudtson, Joseph Marshburn and Margaret Moore. Representatives of Kaplan, Strangis and Kaplan described the functions and roles of financial and legal advisors to the board and any committee formed in response to the proposals. Representatives of the financial and legal advisors each then reviewed with the board their professional relationship with Michael Foods and its management and other matters relating to their qualifications and independence. Each of the advisors noted that their professional relationship with the company had been primarily limited to providing services to the board with respect to its prior review of strategic alternatives and, with respect to legal counsel, the company and its management had historically been regularly represented by other outside counsel. The board then met without attorneys or investment bankers to consider the retention of legal and financial advisors. After such discussion, the board and the disinterested directors committee each unanimously determined to retain Kaplan, Strangis and Kaplan and U.S. Bancorp Piper Jaffray and Merrill Lynch as their advisors with respect to the proposal.

    The investment bankers then reviewed for the board the process that the board had previously undertaken to evaluate strategic alternatives and updated certain valuation data regarding the company. The investment bankers informed the board that, in their view, the proposed offer price of $28.50 per share of Michael Foods common stock was inadequate. Although the board did not establish a valuation at which it would be prepared to sell the company, the consensus of the board was that it should not give serious consideration to any offer that valued the company below $30.00 per share of Michael Foods common stock. The board noted that the Vestar/Goldner Hawn investor group intended to obtain a portion of the debt financing necessary to acquire the company through the issuance and placement of $200 million in senior subordinated notes for which it had provided the board a highly confident letter from Banc of America Securities LLC. The board and its financial advisors considered the volatility in the high yield debt market as a significant risk to consummation of the proposed transaction.

    During its meeting, the board received by facsimile a written indication of interest from the potential strategic purchaser and its financial partner to acquire all of the shares of Michael Foods common stock at $30.00 per share. The indication of interest stated that the valuation implied by the per share price was based upon publicly available information and might be increased if a due diligence review of the company's non-public records indicated that a greater value was warranted. The board discussed a number of aspects of the potential transaction, including the possibility that it might be subject to time-consuming antitrust review because the potential strategic purchaser and the company competed with each other in one of the company's core market segments. It was the general consensus of the board that the potential strategic purchaser and its financial partner should be given a limited time to conduct due diligence and determine whether they were interested in making a more definitive proposal to acquire Michael Foods.

    The board also decided that the Vestar/Goldner Hawn investor group should be informed that the board had received another unsolicited expression of interest to acquire Michael Foods that the board considered sufficiently interesting to require investigation and, furthermore, that the board viewed the Vestar/Goldner Hawn investor group proposal as financially inadequate and subject to unacceptable risk of consummation due to the lack of a firm financing commitment for $200 million in senior subordinated notes.

    The board then discussed management's conflict of interest as participants in the Vestar/Goldner Hawn investor group proposal and the formation of a special committee of three directors who could dedicate significant time to directing and monitoring the process with respect to the two proposals. Representatives of Kaplan, Strangis and Kaplan described the functions and responsibilities of a special committee and its interaction with the disinterested directors committee and the full board of directors. At the conclusion of its discussions, the board formed a special committee of Mr. Coonrod, Mr. Knudtson and Mr. Jenko, with Mr. Jenko as chairman, to review and consider the terms of any revised proposals received from the two groups of potential purchasers, to provide guidance to management and the board's legal and financial advisors with respect to the two proposals and to inform and make recommendations to the disinterested directors committee and the full board with respect to each proposal. Following further discussion, the compensation of the members of the special committee was established at $20,000 per month for the chairman and $10,000 per month for each of the other members. The special committee also was authorized to retain independent legal counsel and financial advisors. The special committee subsequently retained Kaplan, Strangis and Kaplan, U.S. Bancorp Piper Jaffray and Merrill Lynch as its legal and financial advisors.

    At the conclusion of the board of directors meeting, Mr. Jenko, at the direction of the board, informed Mr. Ostrander and the Vestar/Goldner Hawn investor group that the board had decided that their offer was financially inadequate and was concerned about the lack of a firm financing commitment for the senior subordinated debt required to consummate the proposed transaction. He also informed them that the board had decided to provide the potential strategic acquirer and its financial partner with a two week period of time to conduct due diligence on the company and refine its proposal and that the board was requesting each group to provide it with their best proposal by the end of the day on November 27, 2000.

    Mr. Jenko informed the potential strategic acquirer that the board would permit its group and their representatives to conduct a due diligence review of Michael Foods, except for the company's businesses that compete with businesses of the potential strategic acquirer, in order that the group might submit a more definitive, fully priced proposal by the end of the day on November 27, 2000. The potential strategic acquirer group and its representatives conducted substantial due diligence, including a number of management presentations on Michael Foods and its businesses, during the weeks of November 13 and November 20, 2000.

    On November 17, 2000 and November 22, 2000, the board, with Mr. Ostrander and Mr. Michael recused, met telephonically and was updated on the process by the special committee and its legal counsel.

    During the weekend of November 25-26, 2000, Michael Foods and the special committee were informed that the potential strategic acquirer and its financial partner had been unable to reach agreement on several aspects of their proposed joint venture arrangement and that the potential strategic acquirer was considering whether it wished to make a revised proposal by itself.

    On November 27, 2000, the special committee received a revised proposal from the Vestar/Goldner Hawn investor group that valued the company at $30.00 per share of Michael Foods common stock. The proposal continued to include a highly confident letter rather than a firm commitment for the $200 million in senior subordinated financing necessary to consummate the transaction. The financing commitments included with the revised Vestar proposal expired in accordance with their terms if not accepted on or before December 7, 2000.

    On November 28, 2000, the potential strategic acquirer informed the special committee that it would decide whether it was prepared to pursue independently an acquisition of Michael Foods by the next day. Later that day, the board, with Mr. Ostrander and Mr. Michael recused, met telephonically and was informed of the revised Vestar/Goldner Hawn investor group proposal and the status of discussions with the potential strategic acquirer.

    On November 29, 2000, a senior executive of the potential strategic acquirer informed Mr. Jenko, the special committee chairman, that senior management of the potential strategic acquirer had a continuing interest in pursuing the acquisition of Michael Foods, but that an additional two-week period would be required for the potential strategic acquirer to continue its due diligence and determine whether it was prepared to make a binding offer to acquire Michael Foods. During their discussion, Mr. Jenko was informed that the potential strategic acquirer had been advised by its outside and inside legal counsel that they did not expect serious antitrust challenges to the contemplated transaction, notwithstanding the two companies' competing businesses. Mr. Jenko requested that the potential strategic acquirer provide the board with a revised written expression of interest that included an indication of the upper end of its valuation range for the company based on its due diligence to date.

    Later in the day on November 29, 2000, the special committee received a letter from the potential strategic acquirer indicating that it continued to be interested in acquiring Michael Foods at $30.00 per share of Michael Foods common stock and that its valuation for the company could increase to up to $32.00 per share of Michael Foods common stock, depending upon the results of a further due diligence investigation. The letter included a request for an additional two-week period for due diligence.

    On November 30, 2000, the special committee met with its financial and legal advisors to discuss the two expressions of interest and formulate a recommendation to Michael Foods' board of directors. The special committee's financial advisors reviewed various matters for the special committee, including the very poor conditions in the high yield financing market. The financial advisors also informed the special committee that in their view, based on their understanding of the investment parameters of private equity firms and experience in comparable transactions, it would be unlikely that the Vestar/Goldner Hawn group would be prepared to increase their offer above $30.00 per share of Michael Foods common stock. The special committee also discussed the strengths and weaknesses of each of the two expressions of interest, including without limitation, financing risk, antitrust risk, due diligence risk and proposed pricing. After discussing a number of alternatives, including rejecting both proposals, the special committee decided to recommend to the board that it consider either providing the potential strategic purchaser with a two week period to conduct additional due diligence in order to develop a more definitive proposal or providing the Vestar/Goldner Hawn investor group with a more limited period of time to revise its offer to include a higher price per share and fully committed financing.

    Later on November 30, 2000, the board of directors, with Mr. Ostrander and Mr. Michael recused, met with its financial advisors and legal counsel. The special committee reviewed for the board the revisions to the Vestar/Goldner Hawn investor group proposal and the revised preliminary expression of interest from the potential strategic acquirer. The board then discussed a number of matters with its financial advisors, including the current market conditions for high yield and senior credit financing and the advisors' view that the Vestar/Goldner Hawn investor group was unlikely to be prepared to increase its proposal to above $30.00 per share of Michael Foods common stock. After a thorough discussion of various alternatives, the board of directors unanimously decided to provide the potential strategic acquirer with a two-week period to conduct further due diligence in order to develop a more definitive proposal and, at the recommendation of Kaplan, Strangis and Kaplan, to engage special legal counsel to assist the special committee and the board of directors in evaluating the antitrust risk associated with a transaction with the potential strategic acquirer. The special committee recommended and the board concurred that the potential strategic acquirer should not be permitted access to confidential information regarding the company's business in product segments in which the two companies compete until special antitrust counsel had an opportunity to assess and advise the special committee on the antitrust risk associated with the proposed transaction.

    After the board of directors meeting on November 30, 2000, Mr. Jenko informed the Vestar/Goldner Hawn investor group of the board's decision to continue to explore the proposal of the potential strategic acquirer over the next two weeks. Mr. Jenko informed the Vestar/Goldner Hawn investor group that its proposed $30.00 per share valuation and the lack of fully committed financing were significant factors in the board's decision not to proceed with exclusive negotiations with Vestar. Mr. Jenko was informed that Vestar would not commit to extend its offer beyond December 7, 2000. Later that day, the special committee received a letter from the Vestar/Goldner Hawn investor group confirming that its offer would terminate at 5:00 p.m. on December 7, 2000.

    The special committee retained the Washington D.C. office of the law firm of Piper Marbury Rudnick & Wolfe LLP to provide it with advice with respect to an antitrust analysis of the possible acquisition of Michael Foods by the potential strategic acquirer. Antitrust counsel in that office had previously provided advice to the company on related matters. From December 1 through December 7, 2000, Michael Foods' antitrust counsel and outside antitrust counsel to the potential strategic acquirer collected and exchanged relevant data about the two companies pursuant to the terms of a confidentiality agreement between the two law firms that barred disclosure of the data to the firms' respective clients. During the same period the potential strategic acquirer continued its due diligence of the company.

    On December 4, 2000, Michael Foods' board of directors, with Mr. Ostrander and Mr. Michael recused, met telephonically and was updated by the special committee and its legal counsel on the due diligence process of both companies.

    On December 8, 2000, the special committee met by telephone with its legal counsel to hear and evaluate its antitrust counsel's analysis of the antitrust issues associated with a sale of the company to the potential strategic acquirer. After an extensive presentation by antitrust counsel, the special committee determined that the board of directors should have an opportunity to review the full presentation and conclusions of antitrust counsel. Later that day, the board of directors, with Mr. Ostrander and Mr. Michael recused, met telephonically and after a brief summary of the antitrust counsel's presentation, at the special committee's recommendation, decided to meet during the afternoon of December 11, 2000 for a full presentation and discussion of the antitrust analysis of the proposed transaction.

    On December 10, 2000, a representative of Vestar informed Mr. Jenko that Vestar anticipated making a revised proposal to the special committee on December 11, 2000.

    On December 11, 2000, the Vestar /Goldner Hawn investor group delivered a revised proposal to the special committee to acquire Michael Foods for $30.00 per share of Michael Foods common stock that included a commitment letter from Banc of America Securities LLC, Bank of America, N.A. and Banc of America Bridge LLC with respect to both the senior secured credit facilities and the unsecured senior subordinated bridge notes. In the commitment letter, Banc of America Bridge LLC committed, subject to the terms and conditions contained in the commitment letter, to purchase $200 million in unsecured senior subordinated bridge notes required to complete the financing of the proposed acquisition in the event that Michael Foods cannot complete the private placement of unsecured senior subordinated notes.

    During the afternoon of December 11, 2000, the board of directors of Michael Foods, with Mr. Ostrander and Mr. Michael recused, met in the offices of Kaplan, Strangis and Kaplan with their legal counsel and financial advisors. Counsel from Piper Marbury Rudnick & Wolfe made an extensive presentation of an antitrust analysis of the possible acquisition of Michael Foods by the potential strategic acquirer. He discussed with the board the general review process of the Federal Trade Commission in merger transactions, the various aspects of transactions that often lead to a higher level of scrutiny by the FTC and various solutions to concerns that could be raised by the FTC. After significant discussion, the unanimous consensus of the board and its antitrust counsel was that there was a high probability that the proposed transaction would be carefully reviewed by the FTC and that the review process would extend over a number of months and would result in substantial expense to the company and greater uncertainty in the relationships of the company with its customers, suppliers, employees and shareholders; and that if the proposed transaction were challenged by the FTC, it would significantly increase the risk of completing the merger and related transactions. The board determined that the possibility of a transaction with the potential strategic acquirer, even at up to $32.00 per share, would be subject to an unacceptable risk that the transaction could not be consummated in a reasonable period of time at the negotiated price.

    The board of directors then reviewed and discussed the Vestar/Goldner Hawn investor group revised proposal with its financial and legal advisors. Legal counsel from Kaplan, Strangis and Kaplan reviewed the terms of the proposed merger agreement and the financing commitments as well as other legal issues relating to the proposed transaction. Representatives of U.S. Bancorp Piper Jaffray advised the board that, subject to internal procedures and review of a definitive merger agreement, it would be prepared to deliver an opinion that the $30.00 per share of Michael Foods common stock to be received in the proposed transaction by Michael Foods' shareholders (other than shareholders that would be part of the Vestar/ Goldner Hawn investor group) was fair to such shareholders from a financial point of view. Representatives of both U.S. Bancorp Piper Jaffray and Merrill Lynch indicated that they did not believe that the Vestar/Goldner Hawn investor group would be prepared to increase their proposed purchase price for the company and advised the board that, absent significant disruption in the financial and credit markets, there was a high degree of likelihood that the proposed transaction would be consummated. The special committee recommended to the board of directors that the special committee and its legal counsel proceed to negotiate the terms of an agreement with the Vestar/Goldner Hawn investor group, subject to final review by the special committee, disinterested directors committee and board. The board unanimously concurred with the recommendation of the special committee.

    On December 13, 2000, representatives of Kaplan, Strangis and Kaplan provided the Vestar/Goldner Hawn investor group and its legal counsel, Kirkland & Ellis, with detailed comments on the proposed form of merger agreement. Representatives of the two law firms, with the active participation of the special committee, proceeded to negotiate the terms of a definitive agreement and the Vestar/Goldner Hawn investor group and its advisors finalized their due diligence of regulatory and environmental matters. During these negotiations, among other things, the proposed purchase price was increased to $30.10 per share of Michael Foods common stock.

    During the same period, Mr. Ostrander and other members of company management participating in the investor group and representatives of Skadden Arps and Mr. Michael and other family members and affiliates and their legal counsel negotiated the terms of their participation in the transaction with Vestar. In connection with its proposal, the Vestar/Goldner Hawn investor group indicated that participation by company management and the Michael family and affiliates as continuing investors was a condition to its willingness to proceed. Vestar negotiated the terms and conditions of the continuing investors' participation directly with such investors and neither the special committee nor the board took part in those negotiations. The special committee and board viewed their role as acting on behalf of Michael Foods' shareholders who would not be continuing investors. The special committee and the board did, however, review the proposed final terms of the continuing investors' participation to satisfy themselves that Vestar's condition was likely to be satisfied and that the arrangements would not limit or otherwise preclude the board from effectively exercising its fiduciary duties or contractual rights under the merger agreement.

    On December 15, 2000, Michael Foods' board of directors, with Mr. Ostrander and Mr. Michael recused, met telephonically and was updated by the special committee, its legal counsel and its financial advisors on the status of negotiations with Vestar and its due diligence process. The special committee and its legal counsel reported that significant progress had been made in narrowing the issues of disagreement on the proposed form of merger agreement, although the drafting of precise terms remained to be completed.

    During the afternoon and evening of December 21, 2000, the special committee, together with the full Michael Foods board, met with their legal and financial advisors to again consider the transaction. Representatives of Kaplan, Strangis and Kaplan reviewed with the special committee and the board their responsibilities and fiduciary obligations in connection with the proposed transaction. U.S. Bancorp Piper Jaffray delivered its oral and written opinion that, as of December 21, 2000, the consideration to be received in the merger by Michael Foods' shareholders, other than the continuing investors, was fair to such shareholders from a financial point of view. Representatives of Kaplan, Strangis and Kaplan reviewed the proposed final terms of the merger agreement and various letter agreements to be delivered by the continuing shareholders as well as the process leading to the preparation of various disclosure schedules for the merger agreement. In discussing the proposal, legal counsel noted and the special committee and board took into account that while the proposed purchase price had increased by $1.60 per share from $28.50 to $30.10 per share of Michael Foods common stock, the termination fee had decreased from $25 million to $20 million or from approximately $1.36 per outstanding share to $1.09 per outstanding share and that the $20 million termination fee represented approximately 2.6% of the proposed transaction value rather than the 3.4% of transaction value initially proposed. In addition, the special committee and the full board relied upon, among other things, U.S. Bancorp Piper Jaffray's opinion and the financial analyses performed by U.S. Bancorp Piper Jaffray and Merrill Lynch in considering the Vestar proposal. The special committee and the full board also reviewed the terms of the financing commitment letters for the equity and debt financing with their financial and legal advisors and found them acceptable.

    After discussion among the special committee members and other directors, the special committee unanimously determined that the terms of the merger were fair to and in the best interests of Michael Foods' shareholders who would not be continuing investors and recommended that the disinterested directors committee and the Michael Foods board approve the merger agreement and the transactions contemplated thereby.

    After receiving the recommendation of the special committee, each of the disinterested directors committee and the Michael Foods board, with and without Mr. Ostrander and Mr. Michael participating in the vote, unanimously determined that the terms of the merger agreement were fair to and in the best interests of Michael Foods' shareholders who would not be continuing investors, approved the merger agreement and the transactions contemplated thereby and voted to submit the merger agreement to a vote of the shareholders of Michael Foods and to recommend that Michael Foods' shareholders approve and adopt the merger agreement. In addition, the disinterested directors committee approved the participation of Vestar, Marathon and the continuing investors in the transactions related to the merger.

    Later that evening, the merger agreement and the various agreements among Vestar, Marathon and the continuing investors were executed and Michael Foods and Vestar issued a news release announcing the execution of the merger agreement.

RECOMMENDATION OF THE SPECIAL COMMITTEE, DISINTERESTED DIRECTORS COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR THE MERGER; FAIRNESS OF THE MERGER

    Each of the special committee, the disinterested directors committee and the full board of directors unanimously recommend that Michael Foods' shareholders approve and adopt the merger agreement.

    In recommending approval of the merger agreement to the disinterested directors committee and the full board of directors, the special committee consulted with its legal counsel and financial advisors and considered a number of factors which they believed supported its recommendation, including:

    - The historical results of operations, financial condition, assets, liabilities, business strategy and prospects of Michael Foods and the nature of the industry in which Michael Foods competes. Based upon its consideration of the operations and prospects of Michael Foods and the nature of the industry, the special committee concluded that it might take a considerable period of time before the trading price of Michael Foods' shares would exceed and sustain the $30.10 per share offered, if ever.

    - The limited public float and low average daily trading volume of Michael Foods common stock, the small number of market makers and investment banking firms preparing research reports with respect to Michael Foods, and the few comparable public companies against which investors could evaluate Michael Foods' performance, which the special committee concluded would be reasonably likely to adversely affect the price at which shares of Michael Foods common stock would trade for the foreseeable future.

    - The challenges, risks and insufficient shareholder benefits associated with attempting to build Michael Foods through acquisitions.

    - The recommendation of Michael Foods' investment bankers in August 1999 to consider a sale of the company to a strategic or financial acquirer as the most effective opportunity for enhancing shareholder value.

    - The extensive auction process conducted in 1999 and 2000 during which over sixty potential acquirers, including competitors of Michael Foods and equity sponsors of leveraged buyouts, were contacted by U.S. Bancorp Piper Jaffray and Merrill Lynch to determine their interest in acquiring Michael Foods.

    - The fact that the auction process resulted in only six preliminary indications of interest and did not result in any final proposals for alternative transactions, other than a proposal that the board considered financially inadequate.

    - The determination of the special committee and the board, after consultation with special antitrust counsel, that a transaction with the potential strategic acquirer who might have been prepared to offer more than $30.10 per share might lead to antitrust review which would involve considerable delay and expense and create significant and unacceptable risk that the transaction could not be consummated in a reasonable period of time at the negotiated price.

    - The potentially disruptive effect on the company's business of engaging in another auction process in response to Vestar's expression of interest and the adverse effect such disruption would have on shareholder value.

    - The fact that, to date, no third party has come forward with an alternative transaction proposal.

    - The opinion of U.S. Bancorp Piper Jaffray, dated December 21, 2000, that, as of that date, the consideration to be received by Michael Foods' shareholders, other than the continuing investors, in the merger is fair to such shareholders from a financial point of view. The special committee also considered U.S. Bancorp Piper Jaffray's presentation of its fairness opinion analyses to the special committee and the board. In its review of the analyses performed by U.S. Bancorp Piper Jaffray, the special committee did not weigh each of the separate analyses prepared by U.S. Bancorp Piper Jaffray separately, but rather considered them taken as a whole.

    - The relationship of the $30.10 per share cash consideration offered in the merger to the current market price and the market prices for Michael Foods common stock over the previous two years during which the weighted average trading price had been $23.08 per share and 84% of the trading volume had been at prices below $25.00 per share.

    - That repurchases of Michael Foods' shares during the last two years had been at prices substantially below $30.10 per share and that Michael Foods had repurchased a substantial block of its shares during 2000 at $21.77 per share.

    - The advice of U.S. Bancorp Piper Jaffray and Merrill Lynch that separate sales of Michael Foods' individual businesses over an extended period of time could result in shareholders receiving between $26.96 per share and $33.74 per share and the conclusion of the special committee that a piecemeal sale of individual business units would be subject to significant and unacceptable execution risk and substantial transaction expense.

    - The advice of U.S. Bancorp Piper Jaffray and Merrill Lynch that the $30.10 per share was probably at the high end of purchases prices that a financial buyer would pay.

    - The reputation and proven experience of Vestar and Goldner Hawn in completing similar transactions.

    - The arm's-length negotiations between the special committee and the Vestar/Goldner Hawn investor group and their respective representatives, including negotiations that resulted in:

       - an increase in the per share cash purchase price to be received by Michael Foods' shareholders;

       - Michael Foods having the right, under certain conditions, to engage in negotiations with, and supply information to, a person making an unsolicited proposal for a competing acquisition transaction;

       - Michael Foods having the right to terminate the merger agreement to accept a superior proposal;

       - a reduction in the termination fee sought by the Vestar/Goldner Hawn investor group in the event that the merger agreement terminated as a result of a competing transaction; and

       - significant changes in the financing commitments that substantially reduce the risk of consummation of the transaction.

    - The nature of the financing commitments received by the Vestar/Goldner Hawn investor group with respect to the merger, including the identities of the institutions providing such commitments and their experience in consummating transactions such as the merger.

    - The fact that approval of the merger agreement requires the affirmative vote of a majority of outstanding Michael Foods' shares entitled to vote thereon and that, under Minnesota law, Michael Foods' shareholders have the right to exercise appraisal rights to receive the "fair value" of their shares if they dissent from the merger.

    The special committee also considered a variety of risks and other potentially negative factors concerning the merger. These factors included:

    - Michael Foods' only recourse in the event of a wrongful termination or a material breach of the merger agreement is against M-Foods Holdings and Protein Acquisition, companies without assets;

    - the obligation of Protein Acquisition to complete the merger is conditioned on financing being made available to Protein Acquisition, which financing may not be available for reasons beyond the control of Protein Acquisition or Michael Foods;

    - the cash consideration to be received by shareholders will be taxable to them;

    - the conflicts of interest of some Michael Foods' officers, directors and shareholders; and

    - following the merger, Michael Foods' shareholders (other than continuing investors) will cease to have an interest in Michael Foods.

    The special committee believed that the ranges of implied equity values generated pursuant to the seven valuation methodologies used by U.S. Bancorp Piper Jaffray in connection with the rendering of its fairness opinion were more reflective of the fair market value of Michael Foods common stock than the net book value and liquidation value of Michael Foods common stock. The special committee considered that net book value ($13.60 per share at September 30, 2000) is indicative of historical cost and that the valuation methodologies used by U.S. Bancorp Piper Jaffray in its fairness opinion analyses better incorporate the future expected performance and business prospects of Michael Foods. The special committee did not find it practicable to, and did not, appraise the assets of Michael Foods to determine a liquidation value for Michael Foods. The special committee considers Michael Foods as a viable going concern business and did not consider the liquidation value as a relevant valuation methodology.

    The foregoing discussion of the information and factors considered by the special committee includes all of the material factors considered by the special committee in reaching its conclusions and recommendations but is not meant to be exhaustive. In view of the number and variety of factors considered in reaching its determination, the special committee did not find it practicable to, and did not, quantify or otherwise assign relative weights to specific factors considered in reaching its conclusions and recommendations. In addition, individual members of the special committee may have given different weights to different factors.

    The Michael Foods board consists of ten directors, three of whom served on the special committee and six of whom served on the disinterested directors committee. At the December 21, 2000 meeting of the Michael Foods board, the special committee, with its legal and financial advisors participating, reported to the other members of the Michael Foods board on its review of the merger agreement and the related financing commitments and the factors taken into account by the special committee in reaching its determination that the merger was fair to and in the best interests of Michael Foods' shareholders. Accordingly, the same factors considered by the special committee were taken into account by the disinterested directors committee and by the Michael Foods board. In addition, both the disinterested directors committee and the Michael Foods board considered the conclusions and recommendations of the special committee and believe that these factors supported the determination of fairness by the disinterested directors committee and Michael Foods' board. Furthermore, the disinterested directors committee and the Michael Foods board considered the fact that the $30.10 per share cash consideration and the terms and conditions of the merger agreement were the result of arm's-length negotiations among the special committee and the Vestar/Goldner Hawn investor group and their respective advisors and the fact that the Michael Foods board of directors received a fairness opinion from U.S. Bancorp Piper Jaffray. The disinterested directors committee and Michael Foods' board of directors believes that these factors supported its fairness determination.

    In addition, the special committee believes that sufficient procedural safeguards were and are present to insure the fairness of the merger and to permit the special committee to represent effectively the interests of the shareholders (other than the continuing investors), including:

    - the special committee consisted of non-employee independent directors who acted to represent solely the interests of the shareholders, other than the continuing investors;

    - the special committee retained and received advice from its independent legal counsel, Kaplan, Strangis and Kaplan;

    - the special committee was advised by U.S. Bancorp Piper Jaffray and Merrill Lynch and received the opinion of U.S. Bancorp Piper Jaffray regarding the fairness from a financial point of view of the merger consideration to be received by shareholders, other than the continuing investors; and

    - the availability of dissenters' rights under Minnesota law for Michael Foods' shareholders who believe the terms of the merger are unfair.

    Because the above safeguards were and are in place, the special committee, the disinterested directors committee and the board of directors did not consider it necessary to require approval of the merger agreement and the merger by at least a majority of the shareholders who are not continuing investors or to retain any additional unaffiliated representative to act on behalf of Michael Foods' unaffiliated shareholders.

OPINION OF FINANCIAL ADVISOR

    The special committee of Michael Foods' board of directors retained U.S. Bancorp Piper Jaffray to act as its co-financial advisor, and to render to the board of directors of Michael Foods an opinion as to the fairness, from a financial point of view, of the consideration to be received by Michael Foods' shareholders (other than the continuing investors) in the merger. Merrill Lynch also was retained as co-financial advisor at the same time pursuant to a separate engagement letter, which did not provide that Merrill Lynch would be rendering a fairness opinion.

    At the meeting of the board of directors of Michael Foods held on December 21, 2000, U.S. Bancorp Piper Jaffray rendered to the board of directors its oral opinion that, as of that date and based on and subject to the assumptions, factors and limitations presented in the opinion and described below, the $30.10 per share in cash to be received by the Michael Foods shareholders (other than the continuing investors) in the merger was fair, from a financial point of view, to those shareholders. The opinion of U.S. Bancorp Piper Jaffray was set forth in writing and dated December 21, 2000. The full text of U.S. Bancorp Piper Jaffray's written opinion is included in Annex B to this proxy statement. YOU ARE URGED TO READ THE ENTIRE OPINION CAREFULLY.

    The opinion of U.S. Bancorp Piper Jaffray to the board of directors of Michael Foods, as described above, was among many factors taken into consideration by the board of directors of Michael Foods in making its determination to approve the merger agreement. You also should consider the following when reading the discussion of the opinion of Michael Foods' financial advisor in this proxy statement:

    - U.S. Bancorp Piper Jaffray's written opinion, which was delivered for use and considered by the Michael Foods board of directors, is directed only to the fairness, from a financial point of view, of the proposed consideration to be received by Michael Foods' shareholders (other than the continuing investors) in the merger;

    - U.S. Bancorp Piper Jaffray's written opinion does not address the value of a share of Michael Foods common stock;

    - U.S. Bancorp Piper Jaffray's written opinion does not address Michael Foods' underlying business decision to participate in the merger; and

    - U.S. Bancorp Piper Jaffray's written opinion does not constitute a recommendation to any Michael Foods shareholder as to how a shareholder should vote with respect to the merger or any related matter.

    In arriving at its opinion, U.S. Bancorp Piper Jaffray reviewed:

    - a copy of the final version of the merger agreement;

    - certain historical and projected financial, operating and business information related to Michael Foods;

    - certain internal financial information of Michael Foods on a stand-alone basis prepared for financial planning purposes and furnished by Michael Foods' management;

    - to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to those in which Michael Foods operates;

    - certain valuation and other financial information on selected public companies deemed comparable to Michael Foods;

    - certain premiums paid in acquisition transactions;

    - certain publicly available financial and securities data for Michael Foods and its common stock; and

    - the results of the strategic alternatives review and potential transaction processes stemming from such review undertaken by Michael Foods in 1999 and early 2000.

    In addition, U.S. Bancorp Piper Jaffray engaged in discussions with:

    - members of Michael Foods' management concerning the financial condition, current operating results and business outlook of Michael Foods on a stand-alone basis and each division; and

    - members of the Vestar/Goldner Hawn investor group regarding their ability to finance the aggregate merger price.

    In delivering its opinion of December 21, 2000 to the Michael Foods board of directors, U.S. Bancorp Piper Jaffray prepared and delivered to the board written materials containing various analyses and other information material and germane to the opinion. The following is a summary of those analyses. The summary includes information presented in tabular format. In order to understand fully the financial analyses used by U.S. Bancorp Piper Jaffray, these tables must be read together with the text of each analysis summary. The tables alone do not constitute a complete summary of the analyses. The order in which the analyses are presented below should not be taken as any indication of the relative weight given to the analyses by U.S. Bancorp Piper Jaffray in the rendering of its opinion.

    PROPOSED CONSIDERATION AND IMPLIED TRANSACTION MULTIPLES. Based on the proposed $30.10 per share merger consideration to be paid for each share of Michael Foods common stock and the capitalization data provided by Michael Foods' management, U.S. Bancorp Piper Jaffray calculated the implied aggregate equity value of Michael Foods to be approximately $570.3 million, consisting of approximately $550.3 million in consideration payable to holders of common stock and approximately $20.0 million in consideration payable to holders of options (representing the spread between the proposed merger consideration and the exercise price of such options) to purchase Michael Foods common stock. Based on this implied aggregate equity value and the projected approximately
$193 million of debt and the projected approximately $1.0 million of cash on Michael Foods' balance sheet as of December 31, 2000, U.S. Bancorp Piper Jaffray then calculated the implied aggregate "enterprise value" or "company value" (equity value, plus debt, less cash) of Michael Foods in the proposed transaction to be approximately $762.3 million. Based on these implied aggregate equity and enterprise values for Michael Foods and Michael Foods' projected revenue, EBITDA (earnings before interest, taxes, depreciation and amortization), operating income and net income for the twelve months ending December 31, 2000 ("LTM"), and on management's estimates for

Michael Foods' net income for fiscal year 2001, U.S. Bancorp Piper Jaffray also calculated the following implied multiples for the proposed transaction:

                                                                 IMPLIED
                                                              MICHAEL FOODS
                                                               TRANSACTION
                                                              MULTIPLES (1)
                                                              -------------
Company Value/LTM Revenue                                         0.71x
Company Value/LTM EBITDA                                           5.6x
Company Value/LTM Operating Income                                 8.9x
Price / Earnings Ratios:
Calendar 2000 Estimated                                           13.0x
Calendar 2001 Estimated                                           11.1x
Premium Paid (based on share price as of
  December 20, 2000 of $26.50)                                    13.6%

------------------------

    (1) Based on fully diluted shares outstanding and assuming $30.10 per share in merger consideration.

    THE MARKET FOR MICHAEL FOODS COMMON STOCK. U.S. Bancorp Piper Jaffray reviewed the stock trading history of Michael Foods common stock over the two-year period ended December 18, 2000. Among other things, U.S. Bancorp Piper Jaffray noted the following with respect to the trading of Michael Foods common stock:

    - The closing stock price on December 20, 2000 was $26.50.

    - Over the past 52 weeks, the stock had traded in a range from $19.13 to $29.00.

    - Over the past two years, approximately 84% of the trading volume in the stock had occurred at $25 or less.

    - Since announcing on January 21, 2000 that Michael Foods' review of strategic alternatives had not resulted in any suitable alternatives, the average stock price was $23.52.

    COMPARABLE COMPANY ANALYSIS. U.S. Bancorp Piper Jaffray compared financial information and valuation ratios relating to Michael Foods to corresponding data and ratios from the following publicly traded companies deemed comparable to Michael Foods for purposes of this analysis: American Italian Pasta Company, Cal-Maine Foods Inc., Dean Foods Company, Earthgrains Company, Pilgrim's Pride Corporation, Ralcorp Holdings Inc., Sanderson Farms Inc., Smithfield
Foods Inc., Suiza Foods Corporation and Tyson Foods Inc. This group was selected from food manufacturers with a focus on commodity or non-branded products that are heavily dependent on grain as a major raw material input and that had a market capitalization greater than $40 million.

    Based on the comparable companies' share prices, U.S. Bancorp Piper Jaffray derived various valuation multiples for the comparable companies calculated by taking the quotient of their respective valuation parameters, such as company value and equity value, and their associated operating statistics, such as their last twelve months revenue, operating income, EBITDA, and net income. U.S. Bancorp Piper Jaffray then compared the various low, high and median comparable company multiples to the implied Michael Foods transaction multiples assuming $30.10 per share in merger consideration on a fully diluted basis.

    This analysis produced the following valuation data:

                                                                   COMPARABLE COMPANY
                                                 IMPLIED               MULTIPLES
                                               TRANSACTION   ------------------------------
                                                MULTIPLES      LOW        HIGH      MEDIAN
                                               -----------   --------   --------   --------
Company Value/LTM Revenue                          0.71x       0.3x       2.6x       0.6x
Company Value/LTM EBITDA                            5.6x       3.8x      13.2x       6.7x
Company Value/LTM Operating Income                  8.9x       5.6x      14.2x      10.3x
P/E Ratio (Calendar 2000 Estimated)                13.0x       5.5x      22.5x      11.9x

    COMPARABLE TRANSACTION ANALYSIS. U.S. Bancorp Piper Jaffray reviewed the terms of certain recent merger and acquisition transactions reported in SEC filings, public company disclosures, press releases, industry and popular press reports, data bases and other sources. Among other factors, the transactions satisfied the following criteria:

    - transactions in which the target company operated in the food manufacturing industry and, generally, produced commodity or non-branded products that are heavily dependant on grain as a major raw material input;

    - transactions with an enterprise value of greater than $100 million;

    - transactions not in the nature of repurchases or spinoffs; and

    - transactions in which the acquiring company purchased at least 50% of the target company.

This search yielded 12 transactions deemed to be comparable acquisitions and to have sufficient data available for analysis.

    U.S. Bancorp Piper Jaffray derived various valuation multiples for the acquired companies in the comparable transactions calculated by taking the quotient of their respective valuation parameters, such as company value, and their associated operating data, such as operating income and EBITDA. U.S. Bancorp Piper Jaffray then compared the various low, high and median comparable transaction multiples to the implied Michael Foods transaction multiples assuming $30.10 per share in merger consideration on a fully diluted basis.

    U.S. Bancorp Piper Jaffray presented the following implied value and valuation multiple data based on the food industry merger and acquisition transactions:

                                                                 FOOD INDUSTRY MERGER &
                                                                ACQUISITION TRANSACTION
                                                 IMPLIED               MULTIPLES
                                               TRANSACTION   ------------------------------
                                                MULTIPLES      LOW        HIGH      MEDIAN
                                               -----------   --------   --------   --------
Company Value/LTM EBITDA                           5.6x        4.9x      11.6x       8.5x
Company Value/LTM Operating Income                 8.9x        8.4x      32.6x      12.0x

    DISCOUNTED CASH FLOW ANALYSIS. U.S. Bancorp Piper Jaffray performed a discounted cash flow analysis on Michael Foods in which it calculated the sum of the present values of:

    - the projected cash flows of Michael Foods using forecasts prepared by Michael Foods' management for internal planning purposes; and

    - the estimated terminal (or perpetual) value of Michael Foods for the period of time from the end of the projection period discussed above forward. The terminal value was estimated by applying an appropriate company value to EBITDA multiple to Michael Foods' projected EBITDA in the last year of the projection period.

In making these calculations, U.S. Bancorp Piper Jaffray applied a range of terminal value EBITDA multiples of 5.0x to 6.0x and a range of discount rates of 13.0% to 15.0%. These discount rates corresponded to Michael Foods' estimated weighted average cost of capital. After adjusting for Michael Foods' estimated net debt as of December 31, 2000, this analysis yielded the following implied per share equity values for Michael Foods common stock:

                            TERMINAL           DISCOUNT RATE
                            EBITDA     ------------------------------
                            MULTIPLE    13.0%      14.0%      15.0%
                            --------   --------   --------   --------
                             5.0x       $28.84     $27.38     $25.99
                             5.5x       $31.50     $29.92     $28.42
                             6.0x       $34.16     $32.46     $30.86

    PREMIUMS PAID ANALYSIS. U.S. Bancorp Piper Jaffray analyzed the implied premiums paid or proposed to be paid in selected public food company merger and acquisition transactions. All such premiums were calculated relative to various public market pre-announcement trading prices and involved acquisitions since January 1, 1993 and targets which had more than $25 million in enterprise value:

                                                           FOOD INDUSTRY ACQUISITION
                                             IMPLIED           GROUP PREMIUM DATA
                                           TRANSACTION   ------------------------------
                                            PREMIUMS       LOW        HIGH      MEDIAN
                                           -----------   --------   --------   --------
Premium to stock price:
1 day prior to announcement                    13.6%       6.3%      105.1%      25.2%
1 week prior to announcement                   11.5%       5.3%      116.2%      29.2%
90 day average                                 17.6%     Negative    250.0%      31.3%
Average since 1/21/00 (1)                      28.0%     Negative    281.8%      26.3%

------------------------

(1) January 21, 2000 was the date on which Michael Foods publicly announced the cessation of its analysis of strategic alternatives.

    PRESENT VALUE OF FUTURE STOCK PRICE. U.S. Bancorp Piper Jaffray performed an analysis of the present value of the projected future price of Michael Foods common stock under various earnings and valuation multiple scenarios. In particular, U.S. Bancorp Piper Jaffray calculated estimated future Michael Foods share prices by applying a range of price earnings multiples of 10.0x to 13.0x to the projected earnings per share of Michael Foods using assumptions prepared by Michael Foods' management. The calculated future stock price was discounted to December 31, 2000 using an 18% cost of equity capital. This analysis yielded the following implied per share equity values for Michael Foods common stock:

                                    PRESENT VALUE OF ESTIMATED FUTURE SHARE PRICE (1)
                                   ----------------------------------------------------
                    P/E MULTIPLE     2001       2002       2003       2004       2005
                    ------------   --------   --------   --------   --------   --------
                      10.0x         $23.73     $23.56     $22.82     $21.61     $19.76
                      11.0x         $26.10     $25.91     $25.11     $23.77     $21.73
                      12.0x         $28.47     $28.27     $27.39     $25.93     $23.71
                      13.0x         $30.85     $30.62     $29.67     $28.10     $25.68

------------------------

(1) Based on 18% cost of equity capital and EPS estimates (per management's stand-alone projections) for the fiscal year corresponding to the column headings.

    LEVERAGED BUYOUT ANALYSIS. U.S. Bancorp Piper Jaffray prepared an analysis as to the consideration a leveraged buyout purchaser might be willing to pay to acquire Michael Foods given the expected performance of Michael Foods, current capital markets financing constraints and estimated expected return parameters for the individual tiers of the post transaction capital structure. This analysis was based upon the projections prepared by Michael Foods' management. U.S. Bancorp Piper Jaffray assumed capital structures and financing rates consistent with the then current capital markets environment. Assuming total debt to EBITDA rates of 4.0x, a senior debt to EBITDA rate of 3.0x, internal rates of return to equity investors of approximately 25% to 35% and an exit multiple of 6.0x EBITDA, the per share consideration that a leveraged buyout purchaser might be willing to pay for Michael Foods ranged from $25.64 per share to $28.96 per share.

    BREAK UP VALUE ANALYSIS. U.S. Bancorp Piper Jaffray performed an analysis of the aggregate value of Michael Foods in a scenario where the four divisions of Michael Foods (Egg Products, Dairy Products, Refrigerated Distribution and Potato Products) were sold in separate transactions. The value of each division was calculated using four separate approaches: comparable company analysis, comparable transaction analysis, discounted cash flow analysis and a leveraged buyout analysis. For purposes of the discounted cash flow and leveraged buyout analyses, the underlying assumptions for each division were based on projections prepared by Michael Foods' management. Based on these analyses, U.S. Bancorp Piper Jaffray derived a range of possible values that the divisions might be sold for in arm's-length transactions. The analysis assumed the assets of the three smaller divisions (Dairy Products, Refrigerated Distribution and Potato Products) were sold first and that the gains on each such sale were taxed at a 41% corporate tax rate. Under the assumptions of this analysis, Michael Foods would then consist of only the Egg Products Division and the after tax proceeds from the sale of the other divisions. The stock of Michael Foods was then considered to be sold to an acquirer in a transaction that generated no corporate level tax. This analysis yielded implied per share equity values for Michael Foods common stock of $26.96 to $33.74.

    In reaching its conclusion as to the fairness, from a financial point of view, of the consideration to be received by Michael Foods' shareholders (other than the continuing investors) in the merger, U.S. Bancorp Piper Jaffray did not rely on any single analysis or factor described above, assign relative weights to the analyses or factors considered by it, or make any conclusion as to how the results of any given analysis, taken alone, supported its opinion. The preparation of an opinion, from a financial point of view, of the consideration to be received by shareholders in a merger is a complex process and not necessarily susceptible to partial analysis or summary description. U.S. Bancorp Piper Jaffray believes that its analyses must be considered as a whole and that the selection of portions of its analyses and of the factors considered by it, without considering all of the factors and analyses, would create a misleading view of the processes underlying its opinion.

    The analyses of U.S. Bancorp Piper Jaffray are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by the analyses. Analyses relating to the value of companies do not purport to be appraisals or valuations or necessarily reflect the prices at which businesses or securities may actually be sold. No company or transaction used in any analysis for purposes of comparison is identical to Michael Foods or the merger. In addition, in performing its analyses, U.S. Bancorp Piper Jaffray made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of the parties to the merger and U.S. Bancorp Piper Jaffray. Accordingly, an analysis of the results of the comparisons is not mathematical; rather, it involves complex considerations and judgments about differences in the companies to which Michael Foods was compared and other factors that could affect the public trading value of Michael Foods' common shares. Because such analyses are inherently subject to uncertainty, being based upon numerous factors and events beyond the control of the parties to the merger and U.S. Bancorp Piper Jaffray, neither the parties nor U.S. Bancorp Piper Jaffray assume responsibility if future results are materially different from those forecast.

    For purposes of its opinion, U.S. Bancorp Piper Jaffray relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to it by Michael Foods or otherwise made available to U.S. Bancorp Piper Jaffray and did not assume responsibility for the independent verification of that information. With respect to the financial statement data and other internal financial information (including the projected financial planning data) provided to U.S. Bancorp

Piper Jaffray in connection with its review of the financial aspects of the merger, U.S. Bancorp Piper Jaffray relied upon the assurances of the management of Michael Foods that the information was prepared on a reasonable basis, and, with respect to the financial planning data, reflected the best currently available estimates, and that management was not aware of any information or facts that would make the information provided to U.S. Bancorp Piper Jaffray incomplete or misleading.

    In rendering its opinion, U.S. Bancorp Piper Jaffray assumed that the merger will be completed on the terms described in the merger agreement. Furthermore, in arriving at its opinion, U.S. Bancorp Piper Jaffray was not asked to perform, did not perform, and was not furnished with, any appraisals or valuations of any specific assets or liabilities of Michael Foods or any analysis of the impact of the merger on the solvency, viability or financial condition of Michael Foods or its ability to satisfy its debts as they become due. U.S. Bancorp Piper Jaffray was not requested to opine as to, and its opinion does not address, the basic business decision to proceed with or effect the merger or to compare the merger to, or to consider, alternative transactions that may have been available to Michael Foods. U.S. Bancorp Piper Jaffray analyzed Michael Foods as a going concern and accordingly expressed no opinion as to its liquidation value.

    The opinion is based on information available to U.S. Bancorp Piper Jaffray and the facts and circumstances as they existed and were subject to evaluation on the opinion date. Events occurring after that date could materially affect the assumptions used in preparing the opinion. U.S. Bancorp Piper Jaffray has not undertaken and is not obligated to affirm or revise its opinion or otherwise comment on any events occurring after the date it was given.

    U.S. Bancorp Piper Jaffray, as a customary part of its investment banking business, evaluates businesses and their securities in connection with mergers and acquisitions, underwritings and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. The board of directors of Michael Foods selected U.S. Bancorp Piper Jaffray because of its expertise, reputation, historical investment banking relationship and familiarity with Michael Foods and the food manufacturing and distributing industry in general. U.S. Bancorp Piper Jaffray maintains a market in the common shares of Michael Foods and provides research coverage for Michael Foods. In addition, over the past 14 years, U.S. Bancorp Piper Jaffray has from time to time been compensated for providing investment banking services to Michael Foods. In the ordinary course of business, U.S. Bancorp Piper Jaffray and its affiliates may actively trade securities of Michael Foods for their own accounts or the accounts of their customers and, accordingly, may at any time hold a long or short position in those securities.

    Under the terms of an engagement letter dated December 20, 2000, Michael Foods agreed to pay U.S. Bancorp Piper Jaffray the following:

    - $350,000 upon the delivery of U.S. Bancorp Piper Jaffray's written opinion dated December 21, 2000 (which has already been paid by Michael Foods);

    - a fee equal to 0.4125% of the aggregate purchase price paid in the merger, less 50% of the combined amount paid to U.S. Bancorp Piper Jaffray and Merrill Lynch upon delivery of the opinion, which fee will be paid at the closing of the merger.

    Under the terms of an engagement letter dated December 20, 2000, Michael Foods agreed to pay Merrill Lynch the following:

    - $150,000 upon the delivery of U.S. Bancorp Piper Jaffray's written opinion dated December 21, 2000 (which has already been paid by Michael Foods);

    - a fee equal to 0.4125% of the aggregate purchase price paid in the merger, less 50% of the combined amount paid to U.S. Bancorp Piper Jaffray and Merrill Lynch upon delivery of the opinion, which fee will be paid at the closing of the merger.

    The engagement letters also provide that Michael Foods will reimburse U.S. Bancorp Piper Jaffray and Merrill Lynch for their reasonable out-of-pocket expenses, including fees and disbursements of counsel, and will indemnify U.S. Bancorp Piper Jaffray, Merrill Lynch and related parties from and against certain liabilities, including liabilities under the federal securities laws, arising out of or in connection with the engagement of U.S. Bancorp Piper Jaffray and Merrill Lynch.

CERTAIN PROJECTIONS PREPARED BY MICHAEL FOODS' MANAGEMENT

    Management prepared certain projections in October 2000 of Michael Foods' operating performance for the five-year period ending December 31, 2005 which were provided to Michael Foods' board of directors, the board's financial advisors and Vestar. Additionally, Vestar prepared a less detailed set of projections that were provided by Vestar to Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC in connection with arranging financing for the transaction and to the financial advisors to Michael Foods' board of directors in connection with the financial advisors' review of the proposed transaction. Michael Foods does not as a matter of course make public forecasts as to future operations and the projections set forth below are included in this proxy statement only because such information was provided to Vestar, its prospective lenders and Michael Foods' board of directors' financial advisors.

    PROJECTIONS OF THIS TYPE ARE BASED ON ESTIMATES AND ASSUMPTIONS THAT ARE INHERENTLY SUBJECT TO SIGNIFICANT ECONOMIC, INDUSTRY AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES, ALL OF WHICH ARE DIFFICULT TO PREDICT AND MANY OF WHICH ARE BEYOND MICHAEL FOODS' CONTROL. ACCORDINGLY, THERE CAN BE NO ASSURANCE THAT THE PROJECTED RESULTS WOULD BE REALIZED OR THAT ACTUAL RESULTS WOULD NOT BE SIGNIFICANTLY HIGHER OR LOWER THAN THOSE PROJECTED. IN ADDITION, THE PROJECTIONS WERE NOT PREPARED WITH A VIEW FOR PUBLIC DISCLOSURE OR COMPLIANCE WITH THE PUBLISHED GUIDELINES OF THE SEC OR THE AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS REGARDING PROJECTIONS AND FORECASTS AND ARE INCLUDED IN THIS PROXY STATEMENT ONLY BECAUSE SUCH INFORMATION WAS FURNISHED TO VESTAR AND MICHAEL FOODS' BOARD OF DIRECTORS' FINANCIAL ADVISORS. THE INCLUSION OF THIS INFORMATION SHOULD NOT BE REGARDED AS AN INDICATION THAT ANYONE WHO RECEIVED THIS INFORMATION CONSIDERED IT A RELIABLE PREDICTOR OF FUTURE OPERATING RESULTS AND THIS INFORMATION SHOULD NOT BE RELIED UPON AS SUCH. THE PROJECTIONS ARE BASED UPON A VARIETY OF ASSUMPTIONS RELATING TO THE BUSINESSES OF MICHAEL FOODS WHICH, ALTHOUGH CONSIDERED REASONABLE BY MICHAEL FOODS' MANAGEMENT, MAY NOT BE REALIZED, AND ARE SUBJECT TO SIGNIFICANT UNCERTAINTIES AND CONTINGENCIES, MANY OF WHICH ARE BEYOND THE CONTROL OF MANAGEMENT. NONE OF MICHAEL FOODS, VESTAR, MICHAEL FOODS' BOARD OF DIRECTORS, THE SPECIAL COMMITTEE OR ANY OTHER PERSON OR PARTY ASSUMES RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOLLOWING PROJECTIONS. IN ADDITION, THE PROJECTED FINANCIAL INFORMATION HAS NOT BEEN EXAMINED, COMPILED OR OTHERWISE HAD AGREED-UPON PROCEDURES APPLIED TO THEM BY GRANT THORNTON LLP AND, ACCORDINGLY, GRANT THORNTON LLP ASSUMES NO RESPONSIBILITY FOR SUCH PROJECTED FINANCIAL INFORMATION.

    In October 2000, as part of its normal annual budgeting process for 2001, the management of Michael Foods prepared projections of Michael Foods financial performance for the period ending December 31, 2003. These projections were reviewed with the Michael Foods board of directors prior to the board's approval of the 2001 operating budget in November 2000. At Vestar's request, Michael Foods' management extended the financial projections reviewed by Michael Foods' board of directors to cover the five-year period ending December 31, 2005 and provided these five-year projections to Vestar and its prospective lenders. These extended projections also were subsequently provided to the board of directors and its financial advisors. A summary of management's projections is as follows:

                                MANAGEMENT CASE
                              MICHAEL FOODS, INC.
                    CONSOLIDATED PROJECTED INCOME STATEMENT
                       FOR THE YEARS ENDING DECEMBER 31,
                       (000'S, EXCEPT PER SHARE AMOUNTS)

                                   2000         2001         2002         2003         2004         2005
                                ----------   ----------   ----------   ----------   ----------   ----------
Sales                           $1,076,030   $1,191,596   $1,286,030   $1,358,570   $1,415,780   $1,451,330

Cost of Goods Sold                 882,619      967,753    1,045,186    1,101,488    1,143,122    1,167,530
                                ----------   ----------   ----------   ----------   ----------   ----------

  Gross Profit                     193,411      223,843      240,844      257,082      272,658      283,800

S G & A                            107,311      127,506      133,524      139,638      146,314      152,406
                                ----------   ----------   ----------   ----------   ----------   ----------

  Operating Profit                  86,100       96,337      107,320      117,444      126,344      131,394

Interest Expense (Income)           13,211       10,935        7,400        3,000       (1,600)      (6,368)
                                ----------   ----------   ----------   ----------   ----------   ----------

                                    72,889       85,402       99,920      114,444      127,944      137,762

Income Taxes                        28,620       33,520       39,220       44,920       50,220       54,070
                                ----------   ----------   ----------   ----------   ----------   ----------

  Net Earnings                  $   44,269   $   51,882   $   60,700   $   69,524   $   77,724   $   83,692
                                ==========   ==========   ==========   ==========   ==========   ==========

Net Earnings Per Share:

    Basic                       $     2.34   $     2.84   $     3.32   $     3.80   $     4.25   $     4.58

    Diluted                     $     2.31   $     2.80   $     3.28   $     3.75   $     4.19   $     4.52

EBITDA                          $  135,617   $  148,896   $  162,150   $  172,974   $  181,874   $  185,624

    The following are the material assumptions relating to the Management Case projections:

1. Assumed annual sales growth of 3% to 11% for Egg Products Division; 2% to 6% for the Refrigerated Distribution Division; 3% to 13% for the Potato Products Division; and 3% to 15% for the Dairy Products Division. Assumed annual sales growth each year on a consolidated basis was estimated at between 3% and 11%.

    Growth is driven by new products and by the assumed conversion of customers to higher value-added products. It also was assumed that the majority of this growth could be accommodated from existing plant capacity.

2. Assumed operating margin each year of 10% to 12% at the Egg Products Division; 5% to 7% at the Refrigerated Distribution Division; 11% to 14% at the Potato Products Division; and 2% to 6% at the Dairy Products Division. Estimated operating margin on a consolidated basis was assumed to be 8% to 9% each year.

    The operating margins are assumed to be favorably impacted by improved operating efficiencies and overhead absorption as a result of the increased sales, synergy cost savings initiatives and benefits from the newly implemented ERP software project are partially offset by increasing labor costs and inflation.

3. Selling, general and administrative expenses were estimated to increase at a rate of 4% to 19% annually. New selling and marketing activities are expected to be required to support the sales growth objectives. In 2000, Michael Foods' effective tax rate was estimated to be 39.25% for the periods 2000 through 2005. In 2000, Michael Foods repurchased approximately two million shares of its common stock; therefore, the estimate of fully-diluted shares outstanding for the periods presented was 18.5 million. Estimated EBITDA increases annually from 2% to 9%.

    In October 2000, Vestar prepared a set of financial projections of Michael Foods' financial performance for the five-year period ending December 31, 2005 for its prospective lenders. Vestar's projections were less detailed than management's projections. The Vestar projections were subsequently made available to Michael Foods' board of directors' financial advisors. U.S. Bancorp Piper Jaffray did not rely on the Vestar projections in providing its fairness opinion. A summary of those projections is as follows:

                                  VESTAR CASE
                              Michael Foods, Inc.
              Projected Consolidated Income Statement Information
                       For the Years Ending December 31,
                                    (000's)

                                   2000         2001         2002         2003         2004         2005
                                ----------   ----------   ----------   ----------   ----------   ----------
Sales.........................  $1,078,600   $1,178,100   $1,222,900   $1,269,600   $1,318,100   $1,368,600
Operating Profit (EBIT).......      84,900       94,900      103,900      111,500      119,500      125,800
EBITDA........................  $  134,800   $  145,500   $  154,500   $  162,200   $  170,100   $  176,400

    The following are the material assumptions relating to the Vestar Case projections:

1. Assumed annual sales growth of 3% to 10% for Egg Products Division; 5% to 6% for the Refrigerated Distribution Division; 5% to 11% for the Potato Products Division; and 5% to 9% for the Dairy Products Division. Assumed annual sales growth each year on a consolidated basis was estimated at 9% in 2001 and was then held flat at 4% for the subsequent years.

2. Assumed operating margin each year of 10% to 12% at the Egg Products Division; 5% at the Refrigerated Distribution Division; 11% to 13% at the Potato Products Division; and 5% to 6% at the Dairy Products Division. Estimated operating margin on a consolidated basis was assumed to be 8% to 9% each year.

3.  Estimated EBITDA increases annually from 4% to 8%.

POSITION OF PARTICIPATING AFFILIATES AS TO THE FAIRNESS OF THE MERGER

    For purposes of the discussion under the headings "Position of Participating Affiliates as to the Fairness of the Merger" and "Purposes, Reasons and Plans," the participating Michael Foods affiliates are M-Foods Investors, M-Foods Holdings, Protein Acquisition, Vestar Capital Partners IV, L.P., Vestar Associates IV, L.P., Vestar Associates Corporation IV, Marathon Fund Limited Partnership IV, Miltiades LLC, and the following shareholders who are rolling over a portion of their equity position in Michael Foods into equity in M-Foods
Investors: Gregg A. Ostrander, John D. Reedy, Bill L. Goucher, James D. Clarkson, Bradley L. Cook, Max Hoffmann, James Mohr, Harold D. Sprinkle and the Michael family continuing investors.

    By virtue of their potential status as a "group" for purposes of Rule 13d-5 of the Exchange Act, each of the participating Michael Foods affiliates may be deemed to beneficially own approximately 21.8% of Michael Foods common stock and, as a result, may be deemed to be "affiliates" of Michael Foods. Rule 13e-3 of the Exchange Act governs "going-private" transactions by certain issuers and their affiliates. Accordingly, in compliance with Rule 13e-3, the participating Michael Foods affiliates are required to consider the fairness of the merger to Michael Foods' unaffiliated shareholders.

    Each of the participating Michael Foods affiliates has considered the factors examined by the special committee, the disinterested directors committee and the board of directors described in detail above. In particular, the participating Michael Foods affiliates considered the following factors:

    - A special committee of independent directors and, as required by Minnesota law, a committee of all disinterested directors, was established. The special committee retained its own financial and legal advisors and conducted a vigorous arm's-length process of evaluation and negotiation of the merger. Arm's-length negotiations were considered to be an important element of a fair bargaining process and the fact that there were effective arm's-length negotiations in this case indicated that the process leading to the merger was fair.

    - The special committee and the disinterested directors committee unanimously recommended to the board of directors that the merger and the merger agreement be approved.

    - The special committee, the disinterested directors committee and Michael Foods' board of directors have determined that the merger and the merger agreement are advisable and in the best interest of Michael Foods and its shareholders who are not continuing investors and recommend that the shareholders approve and adopt the merger agreement. In light of their fiduciary duties to the shareholders of Michael Foods and their careful consideration of the proposed transaction, the fact that the special committee, the disinterested directors committee and Michael Foods' board of directors reached these conclusions indicated that the merger and the consideration offered in the merger are fair to shareholders of Michael Foods that are not continuing investors.

    - Michael Foods' shareholders, other than the continuing investors, who object to the merger will obtain "fair value" for their shares if they exercise and perfect their dissenters' rights under Minnesota law.

    - The board of directors had, within the last year, completed an extensive auction process pursuant to which over sixty potential acquirors were contacted to determine their interest, if any, in acquiring Michael Foods. The fact that third parties that were likely to have been willing and able to propose a competing transaction were given an opportunity in that process to do so indicated that the process leading to the merger was fair.

    - The historical results of operations, financial condition, assets, liabilities, business strategy and prospects of Michael Foods and the nature of the industry in which Michael Foods competes.

    - The relationship of the $30.10 per share cash consideration offered in the merger to the current market price and the market prices for Michael Foods common stock over the previous two years during which the weighted average trading price had been $23.08 per share and 84% of the trading volume had been at prices below $25.00 per share.

    - That repurchases of Michael Foods' shares during the last two years had been at prices substantially below $30.10 per share and that Michael Foods had repurchased a substantial block of its shares during 2000 at $21.77 per share.

    - The $30.10 represents an amount in excess of the net book value per share of $13.60 as of September 30, 2000.

    - During the last two years, other than an expression of interest by a potential strategic acquirer that the special committee and the board determined to not pursue and a proposal from another potential strategic acquirer that would have nominally valued Michael Foods common stock at less than $28.00 per share, Michael Foods has not received any firm offers relating to a merger or consolidation, sale or other transfer of all or a substantial part of its assets or a purchase of its securities that would enable the holder to exercise control of Michael Foods.

    - Notwithstanding that the U.S. Bancorp Piper Jaffray opinion, dated December 21, 2000, was provided solely for the information and assistance of the Michael Foods board and that the participating Michael Foods affiliates are not entitled to rely on such opinion, the fact that the Michael Foods board received an opinion from U.S. Bancorp Piper Jaffray that the consideration to be received by Michael Foods' shareholders, other than the continuing investors, in the merger is fair to such shareholders from a financial point of view.

    In consideration of the fairness of the merger to Michael Foods' unaffiliated shareholders, the participating Michael Foods affiliates did not find it practicable to, and did not, appraise the assets of Michael Foods to determine a liquidation value for Michael Foods. The participating Michael Foods affiliates consider Michael Foods as a viable going concern business and did not consider the liquidation value as a relevant valuation methodology.

    Based on these factors, each of the participating Michael Foods affiliates believes that the merger, the merger agreement and the transactions contemplated therein are fair to Michael Foods' unaffiliated shareholders. None of the participating Michael Foods affiliates believes it is possible to assign specific relative weights to the foregoing factors in reaching its opinion as to the fairness of the merger, the merger agreement and the transactions contemplated therein.

    Many of the participating Michael Foods affiliates are directors and executive officers of Michael Foods and have interests in the merger transaction not shared by other shareholders of Michael Foods. These interests are described below under the heading "Interests of Certain Persons in the Merger." Each of the participating Michael Foods affiliates intends to vote in favor of the approval and adoption of the merger agreement at the special shareholders meeting. None of the participating Michael Foods affiliates makes any recommendation as to how any shareholder of Michael Foods should vote on the merger agreement.

PURPOSES, REASONS AND PLANS

    PURPOSES. The purpose of the merger is for M-Foods Holdings to acquire, in accordance with Minnesota law, all of the common stock of Michael Foods issued and outstanding at the closing of the merger.

    Vestar and Marathon believe that Michael Foods' future business prospects can be improved through operating as a privately held company as well as increasing management ownership.

    REASONS OF THE PARTICIPATING MICHAEL FOODS AFFILIATES. Each of the participating Michael Foods affiliates believes that it is in Michael Foods' best interest to operate as a privately held entity. Despite Michael Foods being a market leader with what the participating Michael Foods affiliates believe to be an excellent management team, Michael Foods' historical stock prices were at levels below what the participating Michael Foods affiliates believe to be full value. Each of the participating Michael Foods affiliates believes that this trend has prevented shareholders from realizing appropriate value for their interests in Michael Foods. As a privately held entity, Michael Foods will have the flexibility to focus on continuing improvements to its business without the constraints and distractions caused by the public equity market's present disfavor. In addition, as an entity whose common stock is not publicly traded, Michael Foods will be able to make decisions that may negatively affect quarterly earnings but that may, in the long-run, increase the value of Michael Foods' assets or earnings. In other words, in a public equity market setting, it is often difficult for a company to make decisions that could negatively affect earnings in the short-term when the result of those decisions is often a reduction in the per share price of the publicly traded equity securities of such company.

    In addition, after the merger, Michael Foods will no longer be subject to the reporting requirements of the Exchange Act with respect to its equity securities which will allow Michael Foods to eliminate the time devoted by its management and certain other employees to matters relating exclusively to having equity securities publicly traded.

    These assessments are based upon publicly available information regarding Michael Foods and the participating Michael Foods affiliates' due diligence, investigation or knowledge of Michael Foods and the experience of the participating Michael Foods affiliates in investing in or managing public companies generally. While the participating Michael Foods affiliates believe that there will be significant opportunities associated with their investment in Michael Foods, and that the value of such an equity investment could be considerably greater than the original cost thereof, they realize that there also are substantial and significant risks that such opportunities may not ever be fully realized.

    Each of the participating Michael Foods affiliates believes that the merger represents an opportunity for Michael Foods' shareholders, as well as the continuing investors, to receive full value for their shares while also allowing the continuing investors to maintain at least a portion of their investment in Michael Foods.

    PLANS FOR MICHAEL FOODS. It is expected that, following the merger, the operations and business of Michael Foods will be conducted substantially as they are currently conducted. None of Michael Foods or any participating Michael Foods affiliates has any present plans or proposals that relate to or would result in an extraordinary corporate transaction involving Michael Foods' corporate structure, business or management, such as a merger, reorganization, liquidation, relocation of any operations or sale or transfer of a material amount of assets. However, Michael Foods and the participating Michael Foods affiliates will continue to evaluate Michael Foods' business and operations after the merger from time to time, and may propose or develop new plans and proposals which they consider to be in the best interests of Michael Foods and its shareholders, including the disposition or acquisition of material assets, alliances, joint ventures and other forms of cooperation with third parties or other extraordinary transactions.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendations of the special committee, of the disinterested director committee and of the board of directors with respect to the merger, the shareholders of Michael Foods should be aware that certain officers and directors of Michael Foods have interests in the merger that are different from the interests of the shareholders of Michael Foods in general. As discussed above, two members of Michael Foods' board of directors, one of whom is Michael Foods' chief executive officer and the other of whom is affiliated with certain of the continuing investors, were not members of the special committee or the disinterested director committee, and the members of Michael Foods' board of directors were aware of such directors' interests in the proposed transactions when deciding to approve such transactions, as were the special committee and the disinterested director committee when deciding to recommend such approval. See "SPECIAL FACTORS--Background of the Merger" and "--Recommendation of the Special Committee, Disinterested Directors Committee and Board of Directors; Reasons for the Merger; Fairness of the Merger." These interests include those described below.

    CONTINUING INVESTORS' INVESTMENT IN MICHAEL FOODS

    As more fully described in this section, "Interests of Certain Persons in the Merger," in connection with the merger, the continuing investors will exchange the common stock value and option equity value of Michael Foods in the amounts indicated in the chart below for cash, equity interests in M-Foods Investors and, in the case of Michael Foods' senior management, deferred compensation arrangements with M-Foods Holdings:

                                          TOTAL COMMON
                                           STOCK AND       COMMON STOCK AND      TOTAL CASH
NAME                                      OPTION VALUE   OPTION VALUE ROLLOVER    PROCEEDS
----                                      ------------   ---------------------   -----------
Michael family continuing investors.....  $ 91,744,890        $38,377,500        $53,367,390
Gregg A. Ostrander......................     5,549,458          4,200,000          1,349,458
John D. Reedy...........................     2,280,576          1,500,000            780,576
Bill L. Goucher.........................     2,212,289          1,500,000            712,289
James D. Clarkson.......................     1,452,162          1,200,000            252,162
Bradley L. Cook.........................       654,132            400,000            254,132
Max Hoffmann............................       811,080            400,000            411,080
Harold D. Sprinkle......................       429,587            400,000             29,587
James Mohr..............................       603,658            400,000            203,658
                                          ------------        -----------        -----------
TOTAL CONTINUING INVESTOR ROLLOVER......  $105,737,832        $48,377,500        $57,360,332

    LETTER AGREEMENTS

    Certain senior management and certain shareholders associated with a director of Michael Foods, each of whom is identified below, owning as of January 29, 2001 approximately 19.1% of the outstanding shares of Michael Foods common stock (approximately 23.6% after giving effect to the exercise of their options to purchase shares of Michael Foods common stock that have exercise prices below $30.10 per share), have entered into letter agreements with M-Foods Investors as described below.

    - Gregg A. Ostrander, John D. Reedy, Bill L. Goucher and James D. Clarkson have each agreed (1) to vote all of his shares in favor of the merger and against any acquisition or any amendment to the articles of incorporation or by-laws of Michael Foods designed to frustrate the merger, (2) not to dispose of or encumber any of his shares or options to purchase shares before the consummation of the merger, exercise any options, enter into any voting agreement with respect to his shares or to take any action that would restrict his ability to perform any and all actions contemplated by the merger agreement, (3) to grant an irrevocable proxy coupled with an interest to M-Foods Investors, and to appoint M-Foods Investors as attorney-in-fact, an act which would supersede all previous grants of proxy and (4) to waive any appraisal or dissenters' rights with respect to the merger he may have under applicable law.

     Each of these executives also has agreed to enter into (1) the amended and restated limited liability company agreement of M-Foods Investors, (2) the securityholders agreement, (3) a management stock purchase and unit subscription agreement, (4) an employment agreement, (5) certain stock option arrangements with M-Foods Holdings and (6) an option cancellation agreement.

     Because certain of Mr. Reedy's options may expire prior to the closing of the merger, M-Foods Investors and Mr. Reedy have entered into a side letter whereby M-Foods Investors agreed that in the event Michael Foods does not extend the expiration date of those options, Mr. Reedy may exercise his options despite the prohibition in his letter agreement.

    - Bradley L. Cook, Harold D. Sprinkle, James Mohr and Max Hoffmann have each agreed (1) not to dispose of or encumber any of his shares or options to purchase shares before the consummation of the merger, exercise any options or to take any action that would restrict his ability to perform any and all actions contemplated by his form of management stock purchase and unit subscription agreement and (2) to waive any appraisal or dissenters' rights with respect to the merger he may have under applicable law. In addition, Mr. Hoffmann has agreed (1) to vote all of his shares in favor of the merger and against any acquisition or any amendment to the articles of incorporation or by-laws of Michael Foods designed to frustrate the merger, (2) not to enter into any voting agreement with respect to his shares or to take any action that would restrict his ability to perform any and all actions contemplated by the merger agreement and (3) to grant an irrevocable proxy coupled with an interest to M-Foods Investors, and to appoint M-Foods Investors as attorney-in-fact, an act which would supersede all previous grants of proxy.

     Each of these executives also has agreed to enter into (1) the amended and restated limited liability company agreement of M-Foods Investors, (2) the securityholders agreement, (3) a management stock purchase and unit subscription agreement, (4) a severance and deferred compensation agreement, (5) certain stock option arrangements with M-Foods Holdings and
     (6) an option cancellation agreement.

    - Jeffrey M. Shapiro and Norman A. Rodriguez, executives who are not continuing investors, have each agreed (1) to vote all of his shares in favor of the merger and against any acquisition or any amendment to the articles of incorporation or by-laws of Michael Foods designed to frustrate the merger, (2) not to take any action with respect to his shares and options to purchase shares that would restrict his ability to perform any and all actions contemplated by the merger agreement or enter into any voting agreement with respect to his shares, (3) to grant an irrevocable proxy coupled with an interest to M-Foods Investors, and to appoint M-Foods Investors as attorney-in-fact, an act which would supersede all previous grants of proxy and (4) to waive any appraisal or dissenters' rights with respect to the merger he may have under applicable law.

     Messrs. Shapiro and Rodriguez also have each agreed to enter into an option cancellation agreement.

    - The letter agreement of each of Messrs. Ostrander, Reedy, Goucher, Clarkson, Cook, Hoffmann, Sprinkle, Mohr, Shapiro and Rodriguez terminates upon the earlier of (1) a termination of the merger agreement, (2) an amendment to the merger agreement which materially and adversely affects his economic interest and was not approved by Mr. Ostrander or
      (3) July 31, 2001.

    - If, pursuant to the terms of the merger agreement, M-Foods Holdings receives an expense payment, see "THE MERGER AGREEMENT--Termination Fee and Expenses," M-Foods Investors will cause M-Foods Holdings to reimburse Messrs. Ostrander, Reedy, Goucher, Clarkson, Cook, Hoffmann, Sprinkle, Mohr, Shapiro and Rodriguez for the legal fees and expenses of Skadden, Arps, Slate, Meagher & Flom they incurred in connection with negotiation of their letter agreements and the transactions contemplated thereby. The reimbursement is limited to the same proportion that M-Foods Holdings' fees and expenses are reimbursed by the expense payment, unless M-Foods Holdings receives the termination fee, in which case all of the described legal fees will be reimbursed. Upon the closing of the merger, M-Foods Investors will cause M-Foods Holdings to reimburse Messrs. Ostrander, Reedy, Goucher, Clarkson, Cook, Hoffmann, Sprinkle, Mohr, Shapiro and Rodriguez for all legal fees and expenses of Skadden, Arps, Slate, Meagher & Flom they incurred in connection with the negotiation of their letter agreements and the transactions contemplated thereby.

    - The Michael family continuing investors and ASTA Enterprises Limited Partnership have each agreed (1) to vote all of its shares in favor of the merger and against any acquisition or any amendment to the articles of incorporation or by-laws of Michael Foods designed to frustrate the merger, (2) not to dispose of or encumber any of its shares or options to purchase shares before the consummation of the merger, enter into any voting agreement with respect to its shares or to take any action that would restrict its ability to perform any and all actions contemplated by the merger agreement, (3) to grant an irrevocable proxy coupled with an interest to M-Foods Investors, and to appoint M-Foods Investors as attorney-in-fact, an act which would supersede all previous grants of proxy and (4) waive any appraisal or dissenters' rights with respect to the merger it may have under applicable law.

     The Michael family continuing investors also have agreed to enter into
     (1) the amended and restated limited liability company agreement of M-Foods Investors, (2) the securityholders agreement and (3) the stock purchase and unit subscription agreement.

     ASTA Enterprises Limited Partnership also has agreed to enter into the stock purchase agreement.

     The letter agreement of each of these entities terminates upon the earlier of (1) a termination of the merger agreement or (2) July 31, 2001.

    - Jeffrey J. Michael, a director of Michael Foods, as well as each of twenty-one other shareholders associated with Jeffrey J. Michael, each listed below under "Interests of Certain Persons in the Merger--Stock Purchase Agreement," have agreed (1) to waive any dissenters' rights with respect to the merger that he, she or it may have under applicable law and
      (2) to enter into the stock purchase agreement with M-Foods Investors.

     The letter agreement of each of these individuals and entities terminates upon the earlier of (1) a termination of the merger agreement or
     (2) July 31, 2001.

    LIMITED LIABILITY COMPANY AGREEMENT

    The amended and restated limited liability company agreement of M-Foods Investors, which will amend and restate M-Foods Investors' current limited liability company agreement, will authorize M-Foods Investors to issue Class A Units, Class B Units and Class C Units. The Class A Units, Class B Units and Class C Units will have identical rights and preferences, except as to certain distributions as described below. M-Foods Investors also will have the authority to create and issue preferred units, with the terms and provisions more fully described in the management stock purchase and unit subscription agreements, in connection with certain repurchases by M-Foods Investors of Class B Units and Class C Units held by former executives of Michael Foods and its subsidiaries. The allocation of Class A Units, Class B Units and Class C Units is detailed below under "--Post Merger Capitalization of M-Foods Investors, M-Foods Holdings and Michael Foods."

    Distributions of property of M-Foods Investors shall be made in the following order:

    - First, holders of Class A Units, Class B Units and Class C Units will receive a return of their invested capital.

    - Second, the holders of the Class A Units will receive an 8% cumulative preferred return on their invested capital.

    - Thereafter, holders of the Class A Units and Class B Units, on the one hand, and the holders of the Class C Units on the other, will receive certain percentages of all remaining distributions, based on satisfaction of certain minimum internal rate of return or multiple of investment hurdles.

    A management committee will have the exclusive authority to manage and control the business and affairs of M-Foods Investors. The management committee's composition will be determined in accordance with the provisions of the securityholders agreement described below.

    SECURITYHOLDERS AGREEMENT

    Pursuant to the securityholders agreement, the units (or common stock following a change in corporate form) of M-Foods Investors beneficially owned by the executives and any other employees of M-Foods Investors and its subsidiaries who become beneficial owners of securities of M-Foods Investors, Marathon and the Michael family continuing investors are subject to certain restrictions on transfer as well as the other provisions described below.

    The securityholders agreement provides that Vestar, Marathon, the Michael family continuing investors, the management continuing investors and all other parties to the agreement will vote all of their units to elect and continue in office management committees or boards of directors of M-Foods Investors and each subsidiary of M-Foods Investors, other than subsidiaries of Michael Foods, consisting of up to nine members or directors composed of:

    - five (5) persons designated by Vestar;

    - one (1) person designated by Marathon;

    - one (1) person designated by the Michael family continuing investors;

    - the chief executive officer of Michael Foods, which will be Mr. Ostrander; and

    - one (1) independent person designated by the chief executive officer of Michael Foods.

    The securityholders agreement also provides (1) Marathon, the Michael family continuing investors and the management investors with customary "tag-along" rights with respect to transfers of securities of M-Foods Investors beneficially owned by Vestar, its partners or their transferees and (2) Vestar with "drag-along" rights with respect to M-Foods Investors securities owned by Marathon, the Michael family continuing investors and the management continuing investors in a sale of M-Foods Investors. In addition, Vestar, and, after M-Foods Investors' first public offering, Marathon and the Michael family continuing investors, have certain rights to require M-Foods Investors to register securities of M-Foods Investors held by them under the Securities Act, up to four, two and two times, respectively, and Vestar, Marathon, the Michael family continuing investors and the management continuing investors have certain rights to participate in publicly registered offerings of M-Foods Investors common equity initiated by M-Foods Investors or other third parties, including the right of any of Vestar, Marathon, the Michael family continuing investors and the management continuing investors to participate in each others' demands. If M-Foods Investors issues or sells any of its securities to Vestar, subject to certain exceptions, each management continuing investor and Marathon and the Michael family continuing investors shall have the right to subscribe for a sufficient number of M-Foods Investors securities to maintain its ownership percentage in M-Foods Investors.

    MANAGEMENT STOCK PURCHASE AND UNIT SUBSCRIPTION AGREEMENTS

    As more fully described in the chart below, under the management stock purchase and unit subscription agreements, each of the executives listed (with the exception of Max Hoffmann who will, in addition, purchase Class A Units) will, immediately prior to the merger, sell to M-Foods Investors a number of executive's shares of Michael Foods common stock indicated below for $30.10 per share in cash, the same price paid to all holders of Michael Foods common stock in connection with the merger, and, in addition, will contribute the remainder of his Michael Foods common stock to M-Foods Investors in exchange for the number of Class B Units and Class C Units of M-Foods Investors indicated below based on $2 per unit price. All units held by the executive will vest 20% each year beginning on the first anniversary of the closing of the merger. Following the merger, the executives will hold approximately 5% of the Class A and Class B Units, combined, and 100% of the Class C Units equity interest in M-Foods

Investors. All shares of Michael Foods common stock acquired by M-Foods Investors will be canceled in connection with the merger.

                                                                                  NUMBER OF      NUMBER OF      NUMBER OF
                           NUMBER OF                  NUMBER OF                    CLASS A        CLASS B        CLASS C
                            SHARES        GROSS        SHARES                       UNITS          UNITS          UNITS
                            SOLD TO       CASH       CONTRIBUTED    VALUE OF     RECEIVED IN    RECEIVED IN    RECEIVED IN
                            M-FOODS     PROCEEDS     TO M-FOODS      SHARES      EXCHANGE FOR   EXCHANGE FOR   EXCHANGE FOR
          NAME             INVESTORS    FROM SALE     INVESTORS    CONTRIBUTED   CONTRIBUTION   CONTRIBUTION   CONTRIBUTION
          ----             ---------   -----------   -----------   -----------   ------------   ------------   ------------
Gregg A. Ostrander.......   24,811     $746,799.20      5,581       $168,000         0            42,000          42,000
John D. Reedy............   25,183     $757,997.60      1,993       $ 60,000         0            15,000          15,000
Bill L. Goucher..........   10,573     $318,236.60      1,993       $ 60,000         0            15,000          15,000
James D. Clarkson........    6,236     $187,713.10      1,595       $ 48,000         0            12,000          12,000
Bradley L. Cook..........    4,990     $150,212.20        532       $ 16,000         0             4,000           4,000
Max Hoffmann.............   13,657     $411,080.00      3,533       $106,339       921.83          3,078.17        4,000
Harold D. Sprinkle.......      459     $ 13,829.10        532       $ 16,000         0             4,000           4,000
James Mohr...............    2,447     $ 73,667.90        532       $ 16,000         0             4,000           4,000

    M-Foods Investors may be required to purchase all of an executive's units in the event of his termination of employment due to death, disability or retirement. In addition, in certain circumstances M-Foods Investors will have the right to purchase all or a portion of an executive's units, at a price dependent upon the circumstances, if his employment is terminated or he is deemed to be engaging in certain competitive activities. However, if M-Foods Investors elects or is required to purchase any units pursuant to the call and put options described in the preceding sentences, and the payment of the purchase price would result in a violation of law applicable to M-Foods Investors or certain financing defaults, M-Foods Investors may make the portion of the cash payment so affected by the delivery of preferred units of M-Foods Investors with a liquidation preference equal to the amount of the cash payment affected.

    In addition, each management stock purchase and unit subscription agreement contains customary representations, warranties and covenants.

    Prior to the closing of the merger, each of the executives listed in the chart above, as well as other employees of Michael Foods, including
Messrs. Shapiro and Rodriguez, may receive additional shares of Michael Foods common stock pursuant to the Michael Foods executive incentive plan, as defined in the merger agreement. In accordance with the merger agreement, each plan participant receiving a share award will have the right to receive from Michael Foods a cash payment equal to $30.10 per share for each share subject to the award (the same price paid to all holders of Michael Foods common stock in connection with the merger).

    The executive incentive plan awards shares if, at the end of a particular year, Michael Foods' average annual diluted earnings per share, or EPS, growth over the prior three fiscal years ending with that particular year is at least 15%. If the target EPS is met, participants in the plan receive common stock with a value equal to a fixed percentage of their base salary dependent upon their participation level in the plan (25% of base salary for corporate executive officers and operating company presidents, 18.75% of base salary for other officers and 12.5% of base salary for key employees). This is an "all or nothing" award. That is, if the threshold is not achieved, the share award opportunity for that year is forfeited. Fifty percent of the earned share award amount vests immediately in the year it is earned, 30% vests the next year if at least a 15% average annual diluted earnings per share growth has been achieved over the three year period ending with that year, and the remaining 20% vests the subsequent year if at least a 15% average annual diluted earnings per share growth has been achieved over the three year period ending with that year.

    In addition, upon the closing of the merger, all shares awarded under the executive incentive plan in prior years that have not vested will become vested in accordance with the terms of the executive incentive plan. Therefore, if Michael Foods achieves a 15% average annual diluted earnings per share growth over the three year period ending December 31, 2000, the executives listed below will receive the number of shares indicated below, assuming a $30.10 share price and assuming the closing of the merger. On the other hand, if Michael Foods does not achieve that target, the executives listed below will, instead, receive the amounts indicated below representing the 20% amount earned for 1999 performance but not yet vested.

    The executive incentive plan will be terminated in connection with the merger.

                                          NUMBER OF SHARES VESTED IF   NUMBER OF SHARES VESTED IF
                  NAME                            TARGET MET                 TARGET NOT MET
                  ----                    --------------------------   --------------------------
Gregg A. Ostrander......................             8,929                        1,180
John D. Reedy...........................             4,409                          606
Bill L. Goucher.........................             4,097                          536
James D. Clarkson.......................             3,574                          452
Bradley L. Cook.........................             2,079                          272
Max Hoffmann............................             1,286                          168
Harold D. Sprinkle......................             1,878                          300
James Mohr..............................             1,904                          262
    TOTAL...............................            28,156                        3,776

    STOCK PURCHASE AND UNIT SUBSCRIPTION AGREEMENT

    The stock purchase and unit subscription agreement requires each of the Michael family continuing investors to sell, immediately prior to the merger, to M-Foods Investors the number of shares indicated below at a price per share equal to $30.10, the same price paid to all holders of common stock in connection with the merger and to contribute to M-Foods Investors the number of shares indicated below, in exchange for the number of Class A Units of M-Foods Investors indicated below. Each Class A Unit is valued at $100. All shares of Michael Foods common stock acquired by M-Foods Investors will be canceled in connection with the merger.

                                                                                                           NUMBER OF
                                                                                                             CLASS
                                       NUMBER OF                        NUMBER OF                           A UNITS
                                         SHARES                           SHARES                           RECEIVED
                                        SOLD TO                       CONTRIBUTED TO                      IN EXCHANGE
                                        M-FOODS      GROSS PROCEEDS      M-FOODS       VALUE OF SHARES        FOR
                NAME                   INVESTORS       FROM SALE        INVESTORS        CONTRIBUTED     CONTRIBUTION
                ----                  ------------   --------------   --------------   ---------------   -------------
4J2R1C Limited Partnership..........    938,489      $28,248,518.90       650,000        $19,565,000        195,650
3J2R Limited Partnership............    834,514      $25,118,871.40       625,000        $18,812,500        188,125

    The stock purchase and unit subscription agreement contains customary representations, warranties and covenants. There are no put rights or call options in the stock purchase and unit subscription agreement.

    STOCK PURCHASE AGREEMENT

    The stock purchase agreement requires each of the individuals and entities listed below to sell, immediately prior to the merger, to M-Foods Investors the number of shares indicated below at a price per share equal to $30.10, the same price paid to all holders of common stock in connection with the merger.

These individuals and entities are affiliates and/or associates of Jeffrey J. Michael. All shares of Michael Foods common stock acquired by M-Foods Investors will be canceled in connection with the merger.

                                                 NUMBER OF SHARES
                                                 SOLD TO M-FOODS    GROSS PROCEEDS
                     NAME                           INVESTORS         FROM SALE
                     ----                        ----------------   --------------
ASTA Enterprises Limited Partnership...........      136,867        $4,119,696.70
Jeffrey J. Michael.............................        5,560        $  167,356.00
Deanne L. Michael..............................        1,405        $   42,290.50
Jeffrey J. Michael Custodian, Lauren E. Michael
  UTMA.........................................          730        $   21,973.00
Janette M. He..................................        1,798        $   54,119.80
Lei He.........................................        1,405        $   42,290.50
Janette M. He Custodian, Sophia He UTMA........          730        $   21,973.00
Janette M. He Custodian, Iris He UTMA..........          730        $   21,973.00
Jennifer L. Redlin.............................        1,798        $   54,119.80
Tim Redlin.....................................        1,405        $   42,290.50
Jennifer L. Redlin Custodian, Justine Redlin
  UTMA.........................................          730        $   21,973.00
Jennifer L. Redlin Custodian, Erin Redlin
  UTMA.........................................          730        $   21,973.00
Roxanne C. Miller..............................        1,798        $   54,119.80
Neal Miller....................................        1,405        $   42,290.50
Roxanne C. Miller Custodian, Ian Miller UTMA...          730        $   21,973.00
Roxanne C. Miller Custodian, Colin Miller
  UTMA.........................................          730        $   21,973.00
Roxanne Miller Custodian, Quinlin Miller
  UTMA.........................................          730        $   21,973.00
Rosemary G. Bouvier Revocable Trust............        1,798        $   54,119.80
Gregory S. Bouvier Revocable Trust.............        1,405        $   42,290.50
Rosemary G. Bouvier Custodian, Emily Bouvier
  UTMA.........................................          730        $   21,973.00
Rosemary G. Bouvier Custodian, Alexander
  Bouvier UTMA.................................          730        $   21,973.00
Gregory S. Bouvier and Rosemary G. Bouvier
  JT...........................................        2,250        $   67,725.00
Jennifer Redlin and Tim Redlin JT..............        1,125        $   33,862.50

    The stock purchase agreement contains customary representations, warranties and covenants. There are no put rights or call options in the stock purchase agreement.

    EMPLOYMENT AGREEMENTS

    GENERAL PROVISIONS. Mr. Ostrander's employment agreement has a term of two years, subject to certain termination rights described therein and automatic one year extensions beginning with the first anniversary of the close of the merger. The Ostrander employment agreement provides that Mr. Ostrander will receive an annual base salary of at least $595,000 and that he will participate in certain bonus arrangements, long-term incentive plans, and employee benefit plans of Michael Foods. Mr. Ostrander will be subject to a noncompetition covenant, with respect to the business of the production, distribution or sales of eggs or egg products, and a nonsolicitation covenant period starting with the close of the merger and ending on the second anniversary of Mr. Ostrander's termination of employment with Michael Foods.

    Mr. Reedy's employment agreement has a term of two years, subject to certain termination rights described therein and automatic one year extensions beginning with the first anniversary of the close of the merger. The Reedy employment agreement provides that Mr. Reedy will receive an annual base salary of at least $275,000 and that he will participate in certain bonus arrangements, long-term incentive plans and employee benefit plans of Michael Foods. Mr. Reedy will be subject to a noncompetition covenant, with respect to the business of the production, distribution or sales of eggs or egg products, and a nonsolicitation covenant period starting with the close of the merger and ending on the second anniversary of Mr. Reedy's termination of employment with Michael Foods.

    Mr. Goucher's employment agreement provides for a term beginning with the close of the merger through the second anniversary of a change in control, as defined in the Goucher employment agreement, subject to certain termination rights described therein. Mr. Goucher's annual base salary will be at least $275,000, and he will participate in certain bonus arrangements and employee benefit plans of Michael Foods. Mr. Goucher will be subject to a noncompetition covenant, with respect to the business of the production, distribution or sales of eggs or egg products, and a nonsolicitation covenant period starting with the close of the merger and ending on the second anniversary of Mr. Goucher's termination of employment with Michael Foods.

    Mr. Clarkson's employment agreement provides for a term beginning with the close of the merger through the second anniversary of a change in control, as defined in the Clarkson employment agreement, subject to certain termination rights described therein. Mr. Clarkson's annual base salary will be at least $250,000, and he will participate in certain bonus arrangements and employee benefit plans of Michael Foods. Mr. Clarkson will be subject to a noncompetition covenant, with respect to the business of the production, distribution or sales of refrigerated potato products or specialty dairy products and mixes, and a nonsolicitation covenant period starting with the close of the merger and ending on the second anniversary of Mr. Clarkson's termination of employment with Michael Foods.

    TERMINATION PROVISIONS. Mr. Ostrander's employment agreement provides that if his employment is terminated by death or disability, Mr. Ostrander or his estate or beneficiaries will receive within 30 days a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus three times the total of Mr. Ostrander's current annual base salary and target bonus.

    If Mr. Ostrander's employment is terminated for cause or he terminates without good reason, as defined below, Mr. Ostrander will receive his annual base salary through the date of termination and other benefits not yet paid under any plan, program, policy, practice of or contract or agreement with Michael Foods. "Good reason" includes, among other things, any diminution in position, authority, duties and responsibilities, or any requirement to relocate or travel extensively. If Mr. Ostrander's employment is terminated for good reason or by Michael Foods other than for cause, death or disability, Mr. Ostrander will receive a lump sum within 30 days in an amount equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus three times the total of Mr. Ostrander's then-current annual base salary and target bonus. In addition, Mr. Ostrander will receive for three years following the termination date, or until such earlier time as Mr. Ostrander becomes eligible to receive comparable benefits, certain medical, dental and life insurance benefits for himself and his family.

    Solely as such may be applicable to any payments or benefits deemed made in connection with the change in ownership resulting from the merger, Mr. Ostrander also may be eligible to receive an additional payment in respect of any excise tax imposed by Section 4999 of the Internal Revenue Code, as well as a "gross-up payment" such that he will retain an amount equal to the excise taxes, after all income taxes, interest and penalties associated with all such payments.

    Mr. Reedy's employment agreement provides that if his employment is terminated by death or disability, Mr. Reedy or his estate or beneficiaries will receive within 30 days a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus two times the total of Mr. Reedy's then-current annual base salary and target bonus.

    If Mr. Reedy's employment is terminated for cause or he terminates without good reason, which term has a meaning substantially similar to the meaning given such term in the Ostrander employment agreement, Mr. Reedy will receive his annual base salary through the date of termination and other benefits not yet paid under any plan, program, policy, practice of or contract or agreement with Michael Foods. If Mr. Reedy's employment is terminated for good reason or by Michael Foods other than for cause, death or disability, Mr. Reedy will receive a lump sum within 30 days in an amount equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus two times the total of Mr. Reedy's then-current annual base salary and target bonus. In addition, Mr. Reedy will receive for two years following the termination date, or until such earlier time as Mr. Reedy becomes eligible to receive comparable benefits, certain medical, dental and life insurance benefits for himself and his family.

    Solely as such may be applicable to any payments or benefits deemed made in connection with the change in ownership resulting from the merger, Mr. Reedy also may be eligible to receive an additional payment in respect of any excise tax imposed by Section 4999 of the Internal Revenue Code, as well as a "gross-up payment" such that he will retain an amount equal to the excise taxes, after all income taxes, interest and penalties associated with all such payments.

    Mr. Goucher's employment agreement provides that if he is terminated by death or disability, Mr. Goucher or his estate or beneficiaries will receive within 30 days a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus an amount equal to Mr. Goucher's then-current annual base salary.

    If Mr. Goucher is terminated for cause or without good reason, as defined in the Goucher employment agreement, Mr. Goucher will receive his annual base salary through the date of termination and other benefits not yet paid under any plan, program, policy, practice of or contract or agreement with Michael Foods. If Mr. Goucher's employment is terminated prior to a change in control, as defined below, by Michael Foods other than for cause, death or disability, Mr. Goucher will receive a lump sum within 30 days equal to any annual base salary through the date of termination not yet paid, plus any other eligible unpaid benefits, plus an amount equal to Mr. Goucher's current annual base salary.

    If Mr. Goucher is terminated by Michael Foods other than for cause, or by Mr. Goucher for good reason, in anticipation of or within two years following a change in control, Mr. Goucher will receive within 30 days a payment equal to any annual base salary through the date of termination not yet paid, plus the target bonus for the year prorated for months of employment in that year, plus any other eligible unpaid benefits, plus two times Mr. Goucher's then-current annual base salary. "Change in control" means a transaction where another party acquires voting control of Michael Foods, another party acquires substantially all of the assets of Michael Foods, or, prior to an initial public offering of Michael Foods, Vestar and its affiliates cease to have the ability to elect a majority of the board of Michael Foods.

    Mr. Clarkson's employment agreement contains severance provisions substantially identical to the severance provisions contained in the Goucher employment agreement.

    DEFERRED COMPENSATION. Each of the employment agreements with Messrs. Ostrander, Reedy, Goucher and Clarkson provides that each executive will receive rights in an unfunded, unsecured, nonqualified deferred compensation arrangement, which will be assumed by M-Foods Holdings, in exchange for the cancellation of certain of his options in an amount equal to the spread value of the canceled options. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger--Stock Options, Option Cancellation Agreements," for the actual deferred compensation amounts of each executive. This amount will be deemed to be invested in M-Foods Investors' Class A Units; in other words, an actual investment will not be made in the Class A Units. M-Foods Holdings will credit each executive's deferred compensation account as if the deferred compensation amount were actually invested in M-Foods Investors' Class A Units with respect to distributions (whether cash or non-cash) relating only to the return of invested capital and an 8% preferred return on the invested capital, but not with respect to any other (including residual) distributions. Accordingly, the amount deemed invested in the deferred compensation account plus an 8% preferred return on the amount will be distributed as described in the next sentence unless the fair market value of the Class A Units is less than that amount. Actual distributions of each executive's deferred compensation arrangements will be made upon the earliest of a change in control, the tenth anniversary of the closing of the merger or the purchase by M-Foods Investors of that executive's Class B Units in accordance with the terms of his employment agreement.

    SEVERANCE AND DEFERRED COMPENSATION AGREEMENTS

    Michael Foods will maintain its severance plan after the merger in substantially the same form as it currently exists and each of Messrs. Cook, Sprinkle, Mohr and Hoffmann will receive rights under the severance plan pursuant to his severance and deferred compensation agreement. Participants in Michael Foods' severance plan are eligible for certain severance arrangements should they be terminated without cause within twenty-four months following a change in control. Generally, the severance plan defines a change in control as occurring when a person acquires the power to elect, appoint or cause the election or appointment of at least a majority of the board or purchases all or substantially all of the properties and assets of Michael Foods; provided, however, that a change in control does not include certain acquisitions pursuant to a merger, consolidation or sale of properties and assets. Under the severance plan, certain key employees would be entitled to receive a lump sum payment equal to one times total annual compensation, with several key employees being entitled to a payment of two times total annual compensation. Annual compensation is defined as the employee's highest annual rate of salary, excluding bonuses, benefits, allowances, etc., within the three calendar year periods prior to the date of termination of employment; provided, however, that if the employee has been employed by Michael Foods or a predecessor for less than three years, total annual compensation means the highest annualized salary during the period of employment.

    In addition, each executive that is a party to a severance and deferred compensation agreement will receive rights in an unfunded, unsecured, nonqualified deferred compensation arrangement, which will be assumed by M-Foods Holdings, in exchange for the cancellation of certain of his options in an amount equal to the spread value of the canceled options. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger--Stock Options, Option Cancellation Agreements," for the actual deferred compensation amounts of each executive. This amount will be deemed to be invested in M-Foods Investors'
Class A Units; in other words, an actual investment will not be made in the Class A Units. M-Foods Holdings will credit each executive's deferred compensation account as if the deferred compensation amount were actually invested in M-Foods Investors' Class A Units with respect to distributions (whether cash or non-cash) relating only to the return of invested capital and an 8% preferred return on the invested capital, but not with respect to any other (including residual) distributions. Accordingly, the amount deemed invested in the deferred compensation account plus an 8% preferred return on the amount will be distributed as described in the next sentence unless the fair market value of the Class A Units is less than that amount. Actual distributions of each executive's deferred compensation arrangements will be made upon the earliest of a change in control, the tenth anniversary of the closing of the merger or the purchase by M-Foods Investors of that executive's Class B Units in accordance with the terms of his severance and deferred compensation agreement.

    STOCK OPTION ARRANGEMENT

    Officers and key employees of Michael Foods or any of its subsidiaries will be eligible to participate in a new stock option program pursuant to which the compensation committee of the board of directors of M-Foods Holdings will be authorized to issue options to acquire 5% of the fully-diluted outstanding capital stock of M-Foods Holdings as of the closing of the merger, before giving effect to issuances, if any, of warrants to M-Foods Holdings' and its subsidiaries' financing sources.

    Options to acquire 2.5% of the fully-diluted outstanding capital stock of M-Foods Holdings as of the closing of the merger before giving effect to issuances, if any, of warrants to M-Foods Holdings' and its subsidiaries' financing sources will be issued to Messrs. Ostrander, Reedy, Goucher, Clarkson, Cook, Hoffmann, Sprinkle and Mohr at the closing of the merger with an exercise price equal to $30.10 per share. The actual amount to be awarded to each of those executives will be determined by the compensation committee of the board of directors of M-Foods Holdings.

    In general, the exercise price per share will be the fair market value of the common stock of M-Foods Holdings on the date of the grant, as determined by the compensation committee of the board of directors of M-Foods Holdings in good faith. The exercise price will be payable (1) in cash, (2) after Michael Foods' initial public offering, through simultaneous sales of underlying shares by brokers or (3) through the exchange of M-Foods Holdings securities held by the optionee for longer than six months.

    Unless otherwise provided in the award agreement, options will vest over a five-year period, in five equal annual installments, and no vesting schedule will be longer than five years. On termination of employment for any reason, unvested options are canceled. Vested options not exercised within 90 days after termination will be canceled, unless the optionee is terminated for cause, in which case such vested options will be canceled upon such termination. If the employment of a holder of vested options terminates for reasons other than cause, M-Foods Holdings will provide a notice setting forth the fair market value of the common stock within 90 days after such termination. In the event of a change of control of M-Foods Holdings or M-Foods Investors, all options which have not become vested will automatically become vested. The options will be subject to other customary restrictions and repurchase rights.

    STOCK OPTIONS; OPTION CANCELLATION AGREEMENTS

    The merger agreement provides that each outstanding option to purchase shares of common stock, whether or not then exercisable or vested, that has been granted under Michael Foods' current option plans, including those granted to directors and executive officers of Michael Foods, will become vested and exercisable. Each option will be canceled at the closing of the merger, pursuant to the option cancellation agreements to be entered into with all the holders of options, and the holders will be paid in consideration of the cancellation of the options an amount in cash and/or deferred compensation equal to the difference between $30.10 and the exercise price of the option. The terms of the deferred compensation arrangements are discussed above under "SPECIAL FACTORS--Interests of Certain Persons in the Merger--Employment Agreements" and "SPECIAL FACTORS--Interests of Certain Persons in the Merger--Severance and Deferred Compensation Agreements." Under the merger agreement, Michael Foods has agreed to use its reasonable best efforts to facilitate the cancellation of the options.

    The following chart indicates those executives, along with the number of options currently held by them, receiving deferred compensation arrangements with M-Foods Holdings, and the respective amount of the deferred compensation, and the amount of the cash payment to be received in exchange for cancellation of all of such executive's options:

                                        NUMBER OF
                                          SHARES                                   DEFERRED
                                        SUBJECT TO   NET OPTION   CASH PAYMENT   COMPENSATION
                 NAME                    OPTIONS       VALUE         AMOUNT         AMOUNT
                 ----                   ----------   ----------   ------------   ------------
Gregg A. Ostrander....................   382,500     $4,634,659     $602,659      $4,032,000
John D. Reedy.........................   118,910      1,462,578       22,578       1,440,000
Bill L. Goucher.......................   137,800      1,834,053      394,053       1,440,000
James D. Clarkson.....................   113,000      1,216,449       64,449       1,152,000
Bradley L. Cook.......................    33,000        487,920      103,920         384,000
Max Hoffmann..........................    21,000        293,661            0         293,661
Harold D. Sprinkle....................    44,000        399,758       15,758         384,000
James Mohr............................    40,000        513,990      129,990         384,000

    Certain of the executives listed above, as well as Messrs. Shapiro and Rodriguez, also may be entitled to additional options pursuant to the executive incentive plan, as described in the merger agreement, which would become vested and exercisable with respect to all shares subject thereto upon closing of the merger. The number of options to be awarded under the executive incentive plan is based on Michael Foods' year-over-year diluted earnings per share growth rate. Assuming Michael Foods achieves a target of at least 15% growth but less than 20%, Mr. Ostrander would be entitled to options for 4,500 shares and Messrs. Reedy, Goucher, Clarkson, Shapiro and Rodriguez each would be entitled to options for 3,000 shares. These options would have an exercise price equal to the closing price of Michael Foods common stock on the third business day following the announcement of year-end financial results. When granted, these options will become subject to the applicable letter agreements and option cancellation agreements.

    Messrs. Shapiro and Rodriguez will receive $1,236,462.96 and $782,551.58, respectively, pursuant to the cancellation of all of their options (representing an aggregate of 106,093 and 75,232 shares, respectively) under their respective option cancellation agreements. Certain of Messrs. Shapiro's and Rodriguez's options may expire prior to the closing of the merger. As indicated above, pursuant to their letter agreements, Messrs. Shapiro and Rodriguez are entitled to exercise such options if they so choose. The option cancellation agreements to be entered into by all other holders of options, other than as described above, will be substantially similar to the form of option cancellation agreement for Messrs. Shapiro and Rodriguez.

    MANAGEMENT AGREEMENT

    Pursuant to the management agreement, Vestar Capital Partners, affiliated with Vestar, and Goldner Hawn Johnson & Morrison, affiliated with Marathon, will, commencing upon the closing of the merger, render to each of M-Foods Investors, M-Foods Holdings and Michael Foods, and their subsidiaries, certain advisory and consulting services. In consideration of those services, M-Foods Investors, M-Foods Holdings and Michael Foods jointly and severally will agree to pay to Vestar Capital Partners and Goldner Hawn Johnson & Morrison, semi-annually in advance, an aggregate per annum management fee equal to the greater of (1) $1,000,000 and (2) an amount per annum equal to 0.75% of the consolidated earnings before depreciation, interest, taxes and amortization of M-Foods Investors and its subsidiaries for such fiscal year, but before deduction of any such fee, determined as set forth in documents related to Michael Foods' senior secured credit facility, commencing at the closing of the merger.

    M-Foods Investors, M-Foods Holdings and Michael Foods also will jointly and severally agree to pay to Vestar Capital Partners and Goldner Hawn Johnson & Morrison at the closing of the merger an aggregate transaction fee equal to 1.25% of total transaction value; in other words, approximately $9,700,000, plus all out-of-pocket expenses incurred by Vestar Capital Partners and Goldner Hawn Johnson & Morrison prior to the closing of the merger for services rendered by them in connection with the consummation of the merger.

    M-Foods Investors, M-Foods Holdings and Michael Foods also will jointly and severally agree to indemnify Vestar Capital Partners and Goldner Hawn Johnson & Morrison and their respective affiliates from and against all losses, claims, damages and liabilities arising out of the performance by Vestar Capital Partners and Goldner Hawn Johnson & Morrison of their services pursuant to the management agreement. The management agreement shall terminate upon the earlier to occur of (1) the termination of the merger agreement or (2) such time after the closing of the merger as Vestar and Marathon and their respective partners and the respective affiliates thereof hold, directly or indirectly in the aggregate, less than 20% of the voting power of Michael Foods' outstanding voting stock.

    EMPLOYEE BENEFITS

    The merger agreement also requires Michael Foods to maintain until the first anniversary of the closing of the merger employee benefit plans and arrangements with overall employee benefits which are substantially comparable in the aggregate to the benefits provided by "company benefit plans," as defined in the merger agreement, as of December 21, 2000, not taking into account the value of any benefits under any such company benefit plans which are equity-based. See "THE MERGER AGREEMENT."

    INDEMNIFICATION AND DIRECTOR AND OFFICER LIABILITY INSURANCE

    The merger agreement provides that Michael Foods will indemnify and hold harmless each present and former director and officer of Michael Foods against any costs or expenses, together with such person's heirs, executors or administrators (including by advancing attorney's fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent permitted by and subject to the conditions of law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission based upon or arising from his or her capacity as an officer or director of Michael Foods occurring prior to the closing of the merger (including any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the merger agreement). The merger agreement provides that Michael Foods shall maintain the right to indemnification and exculpation of officers and directors provided for in the certificate of incorporation, by-laws and any other organizational documents of Michael Foods as in effect on December 21, 2000, with respect to indemnification and exculpation for acts and omissions occurring prior to the closing of the merger, including, without limitation, the transactions contemplated by the merger agreement.

    Until the sixth anniversary of the closing of the merger, Michael Foods must maintain officers' and directors' liability insurance covering the officers and directors who are covered by Michael Foods' officers' and directors' liability insurance policies on December 21, 2000 with respect to actions and omissions occurring prior to the closing of the merger, by obtaining tail coverage of such existing insurance policies on terms which are not less favorable than the terms of such current insurance in effect for Michael Foods on December 21, 2000 and providing coverage only with respect to matters occurring prior to the closing of the merger, to the extent that such tail coverage can be maintained at an annual cost to Michael Foods of not greater than 200% of the annual premium for Michael Foods' insurance policies in effect on December 21, 2000 and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance as can be so maintained at a cost equal to 200% of the annual premium for Michael Foods' insurance policies.

    POST-MERGER CAPITALIZATION OF M-FOODS INVESTORS, M-FOODS HOLDINGS AND
     MICHAEL FOODS

    Following the closing of the merger, Michael Foods will become a wholly owned subsidiary of M-Foods Holdings. M-Foods Holdings will be owned by M-Foods Investors, other than for shares of M-Foods Holdings granted pursuant to the stock option arrangements described above. M-Foods Investors will have the following equity capitalization:

                                                               % OF CLASS
                                    NUMBER OF     NUMBER OF      A AND      NUMBER OF      % OF
                                     CLASS A       CLASS B      CLASS B      CLASS C     CLASS C
           UNITHOLDER                 UNITS         UNITS        UNITS        UNITS       UNITS
           ----------              ------------   ----------   ----------   ----------   --------
Vestar Capital Partners IV, L.P
  (and affiliates)...............  1,339,004.05        0          61.63%           0         0%
Marathon Fund Limited
  Partnership IV.................    350,000           0          16.11%           0         0%
Michael family continuing
  investors......................    383,775           0          17.66%           0         0%
Gregg A. Ostrander...............          0      42,000           1.93%      42,000        42%
John D. Reedy....................          0      15,000           0.69%      15,000        15%
Bill L. Goucher..................          0      15,000           0.69%      15,000        15%
James D. Clarkson................          0      12,000           0.55%      12,000        12%
Bradley L. Cook..................          0       4,000           0.18%       4,000         4%
Max Hoffmann.....................        921.83    3,078.17        0.18%       4,000         4%
James Mohr.......................          0       4,000           0.18%       4,000         4%
Harold D. Sprinkle...............          0       4,000           0.18%       4,000         4%
                                   ------------   ---------      ------      -------       ---
      TOTALS.....................  2,073,700.88   99,078.17      100.00%     100,000       100%
                                   ============   =========      ======      =======       ===

FINANCING OF THE MERGER

    Immediately following the merger, Michael Foods will pay to the shareholders of Michael Foods, other than the continuing investors, an aggregate amount of approximately $522 million to cancel the outstanding shares of Michael Foods common stock and stock options, assuming no Michael Foods shareholders exercise and perfect their dissenters' rights in connection with the merger. In addition, Michael Foods expects to extinguish and/or assume existing debt in an aggregate amount of approximately $204 million (including breakage costs). Moreover, Michael Foods will incur approximately $43 million in fees and expenses in connection with the merger and related transactions. In addition to these cash expenditures, the transaction contemplates that certain executives will roll over an aggregate of $10 million of option equity value and common stock value of Michael Foods for cash, equity interests in M-Foods Investors and deferred compensation arrangements with M-Foods Holdings, while the Michael family continuing investors will exchange $38,377,500 of common stock value into equity interests of M-Foods Investors. The following arrangements are intended to provide the necessary financing for the merger.

    EQUITY COMMITMENT LETTERS

    Pursuant to equity commitment letters from each of Vestar and Marathon to Protein Acquisition dated as of December 21, 2000, Vestar and Marathon have agreed to make capital contributions of up to $133,900,405 and $35,000,000, respectively, to M-Foods Holdings in exchange for Class A Units of M-Foods Investors in order to enable M-Foods Holdings and Protein Acquisition to consummate the merger and the other transactions contemplated by the merger agreement.

    These contributions are subject to:

    - each of Vestar and Marathon determining in its good faith judgment that all conditions to the obligations of M-Foods Holdings and Protein Acquisition pursuant to the merger agreement and all conditions in the bank commitment letter, see "Financing of the Merger--Bank Commitment Letter" below, have been satisfied or waived by all parties for whose benefit the conditions exist; and

    - the completion of the merger.

    BANK COMMITMENT LETTER

    GENERAL. Vestar has received a commitment letter from Bank of America, N.A., Banc of America Bridge LLC and Banc of America Securities LLC dated as of December 20, 2000 for Michael Foods to obtain, subject to the conditions set forth therein, the following:

    (1) $470 million senior secured credit facilities, no more than $400 million of which may be borrowed at the time of the closing of the merger; and

    (2) $200 million in gross proceeds from the issuance and sale by Michael Foods of unsecured senior subordinated bridge notes (the "bridge notes").

Bank of America, N.A. will act as sole and exclusive administrative and collateral agent and Banc of America Securities LLC will act as sole and exclusive lead arranger and sole and exclusive book running manager in connection with the senior secured credit facilities. In the event that Michael Foods cannot complete the private placement of $200 million of unsecured senior subordinated notes, Banc of America Bridge LLC has committed to purchase, and Banc of America Securities LLC will act as sole and exclusive lead arranger and sole and exclusive book running manager with respect to the bridge notes. Banc of America Securities LLC will act as sole managing underwriter, sole book running manager, sole lead initial purchaser and sole lead manager or placement agent and financial advisor with respect to any senior subordinated notes or other permanent securities issued by of Michael Foods in connection with the merger.

    The proceeds of these financings will be used to provide a portion of the proceeds required to consummate the merger and, in the case of the senior credit facilities, to provide for working capital and other general corporate needs, including permitted acquisitions, of Michael Foods and its subsidiaries.

    The commitments described above will expire on April 15, 2001. A copy of the bank commitment letter is filed as an exhibit to the Schedule 13E-3 filed by Michael Foods and its affiliates and is incorporated herein by reference.

    SENIOR SECURED CREDIT FACILITIES

    GENERAL. The senior secured credit facilities will be comprised of the following:

    (1) a $125 million tranche A term loan facility;

    (2) a $245 million tranche B term loan facility; and

    (3) a $100 million revolving credit facility, which will include a sublimit for the issuance of standby and commercial letters of credit.

The tranche A term loans will have a maturity of six years and the tranche B term loans will have a maturity of seven years; each will be available in a single borrowing on the closing of the merger. The revolving credit facility will have a term of six years.

    INTEREST AND FEES. Revolving credit loans under the revolving credit facility and the tranche A term loans will initially bear interest at a rate equal to LIBOR (London Inter Bank Offer Rate) plus 300 basis points or the Alternate Base Rate (to be defined as the higher of (1) the Bank of America, N.A. prime rate or (2) the Federal Funds rate plus .50%) plus 200 basis points. The tranche B term loans will initially bear interest at a rate equal to LIBOR plus 350 basis points or the Alternate Base Rate plus 250 basis points. Starting six months after the closing of the merger, loans under the senior secured credit facilities will bear interest at a fluctuating rate per annum equal to the sum of (1) the applicable LIBOR rate and/or the Alternative Base Rate plus
(2) a margin (A) in the case of tranche A term loans and revolving credit loans, ranging from 2.00% to 3.00%, depending on the ratio from time to time of Michael Foods' total funded debt/EBITDA for the trailing four quarters and (B) in the case of tranche B term loans, ranging from 3.00% to 3.50%, depending on the total funded debt/EBITDA ratio.

    In addition, Michael Foods has agreed to pay certain fees in connection with the senior secured credit facilities including, without limitation, commitment fees and letter of credit/facing fees. The commitment fees will accrue on the unutilized total commitments under the revolving credit facility at a per annum rate that will initially be 0.50% and, beginning six months after the closing of the merger, will range from 0.50% to 0.375% depending on the total funded debt/EBITDA ratio.

    VOLUNTARY PREPAYMENTS. Voluntary prepayments may be made at any time, without premium or penalty, subject to requirements as to prior notice and minimum amounts and certain other conditions.

    SCHEDULED AMORTIZATION. A portion of the tranche A and tranche B term loans will be subject to amortization of principal as follows:

    - for the tranche A term loans, $15 million in each of years one and two, $20 million in each of years three and four, $25 million in year five and $30 million in year six,

    - for the tranche B term loans, $2.45 million in each of years one through six and $230.3 million in year seven.

    MANDATORY PREPAYMENTS. Subject to exceptions to be agreed upon, mandatory repayments will be required to be made with the following:

    - 100% of the net proceeds from non-ordinary course asset sales (including stock of subsidiaries) (subject to reinvestment provisions to be agreed upon and an annual basket to be agreed upon);

    - 75% (if the ratio of total funded debt/EBITDA is equal to or greater than 3.5:1.0) or 50% (if the ratio of total funded debt/EBITDA is less than 3.5:1.0) of excess cash flow (to be defined in the loan documentation) pursuant to an annual cash sweep arrangement, provided solely with respect to the fiscal year ending on December 31, 2001, excess cash flow shall be calculated for the period commencing on the closing of the merger and ending on December 31, 2001;

    - 100% of the net cash proceeds from the issuance of any funded debt for borrowed money by M-Foods Holdings, Michael Foods or any subsidiary (other than certain permitted funded debt to be determined or permanent securities of Michael Foods or other subordinated debt issued to refinance amounts outstanding under the bridge notes); and

    - 50% of the net cash proceeds from the issuance of equity, subject to customary exceptions, by M-Foods Holdings, Michael Foods or any subsidiary (other than certain permitted equity to be determined or any equity securities issued to refinance amounts outstanding under any bridge notes).

    CONDITIONS PRECEDENT TO CLOSING. The availability of the senior secured credit facilities will be subject to the satisfaction of customary conditions precedent including the following:

    - the absence of any change, occurrence or development since December 31, 1999 that has a material adverse effect on the business, assets, liabilities (actual or contingent), operations, condition (financial or otherwise) or prospects of Michael Foods;

    - reasonably satisfactory completion of legal, environmental, pension and regulatory due diligence with respect to Michael Foods and its subsidiaries;

    - satisfactory capitalization, shareholders' arrangements, management, ownership structure and corporate structure of M-Foods Holdings and its subsidiaries; and

    - the preparation and execution of definitive loan agreements and related documents.

    GUARANTORS. All obligations under the senior secured credit facilities will be guaranteed by M-Foods Holdings and all of M-Foods Holding's existing and future direct and indirect domestic subsidiaries.

    SECURITY. The obligations of Michael Foods and the guarantors under the senior secured credit facilities will be secured by a first priority perfected security interest, subject to permitted liens, in the following:

    - 100% of the issued and outstanding capital stock of Michael Foods;

    - 100% of the issued and outstanding capital stock of each of the direct and indirect domestic subsidiaries of Michael Foods;

    - 65% (or such greater percentage allowable which would not result in material adverse tax consequences) of the voting capital stock and 100% of the non-voting capital stock of each direct foreign subsidiary of Michael Foods or any of its domestic subsidiaries; and

    - substantially all other present and future assets and properties of M-Foods Holdings, Michael Foods and the direct and indirect domestic subsidiaries of Michael Foods.

    FINANCIAL COVENANTS. The senior secured credit facilities will contain the following financial covenants: (i) maintenance of a minimum interest coverage ratio (EBITDA/cash interest expense) with step-up

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
provisions to be agreed, (ii) maintenance of a maximum total funded debt/EBITDA ratio with step-down provisions to be determined and (iii) maintenance of a minimum fixed charge coverage ratio, with step-up provisions to be agreed. All of the financial covenants will be calculated on a consolidated basis and for each consecutive four fiscal quarter period.

    REPRESENTATIONS, WARRANTIES, EVENTS OF DEFAULT AND OTHER COVENANTS. The senior secured credit facilities will contain representations and warranties, events of default and covenants typical for such types of facilities (subject to materiality limitations, baskets, carve-outs and grace periods, as applicable, to be negotiated).

    SENIOR SUBORDINATED NOTES

    Michael Foods expects that it also will issue $200 million of senior subordinated notes. The interest rate and other terms of the senior subordinated notes will depend upon interest rate and market conditions at the time of their issuance. However, it is anticipated that the senior subordinated notes will have the following features:

    - a maturity of 10 years from the issue date;

    - be unsecured obligations and rank equally with all unsecured senior subordinated indebtedness of Michael Foods;

    - interest will be paid in cash, semi-annually;

    - be subordinated to any senior indebtedness of Michael Foods, including the senior secured credit facilities; and

    - be guaranteed by all domestic and foreign subsidiaries of Michael Foods which guarantee the senior secured credit facilities.

    Michael Foods expects that the senior subordinated notes also will contain covenants that are customary for this type of financing, including, without limitation, restrictions on dividends, stock repurchases, liens, indebtedness, affiliate transactions, asset sales and mergers. It is expected that the senior subordinated notes will be issued in a private offering to be consummated prior to or concurrently with the merger. If all or any portion of the $200 million of senior subordinated notes offering is not completed due to then current market conditions, the bank commitment letter contains a bridge loan commitment from Banc of America Bridge LLC, to purchase up to $200 million of bridge notes to provide this portion of the merger financing.

    BRIDGE NOTES

    The bridge notes, which will be issued by Michael Foods if the offering of $200 million of senior subordinated notes is not completed on or prior to the closing of the merger, generally will have the same terms as the senior subordinated notes and terms customarily found in bridge facilities including certain covenants similar to, but less restrictive than, those in the senior secured facilities. In addition, the bridge notes will be redeemed with 100% of the net proceeds from the sale of any subordinated debt securities of Michael Foods at par plus accrued and unpaid interest to the date of redemption and the availability of the bridge notes will be subject to the satisfaction of conditions similar to those described above for the senior secured credit facilities. If issued, the bridge notes may be replaced by the sale of subordinated debt securities of Michael Foods after the closing of the merger.

REPAYMENT OF INDEBTEDNESS

    Michael Foods intends to repay the indebtedness incurred to effect the merger through cash flow from operations. There are no other specific plans or arrangements to refinance or repay the loans.

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
MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    The following summary of certain United States federal income tax consequences relating to the merger is based upon laws, regulations and decisions currently in effect, all of which are subject to change, possibly with retroactive effect, or possible differing interpretations. This summary may not be fully applicable to persons in special tax situations, such as financial institutions, insurance companies, tax-exempt entities, regulated investment companies, dealers in securities or currencies, persons who acquired shares of Michael Foods common stock as part of a hedge, "straddle," conversion transaction or other integrated transaction, non-U.S. individuals and entities, persons who hold Michael Foods common stock through a partnership or other pass-through entity, persons holding Michael Foods common stock pursuant to the exercise of employee stock options or otherwise as compensation, persons whose interests in Michael Foods are not completely terminated in the merger, or persons exercising dissenters' rights. In addition, this summary does not address the application of any foreign tax laws or tax laws of any state or political subdivision of the United States.

    This summary is not exhaustive and may not address your individual circumstances. You should consult your own tax advisor concerning the application of United States federal income tax laws and the application of state, local and foreign income tax laws to your own situation.

    The receipt of cash for shares of Michael Foods common stock in the merger will be a taxable transaction for federal income tax purposes under the Internal Revenue Code of 1986 and also may be a taxable transaction under applicable state, local, foreign and other tax laws.

    For United States federal income tax purposes, a Michael Foods shareholder which receives only cash in exchange for shares of Michael Foods common stock will generally recognize gain or loss equal to the difference between the amount of cash received and the shareholder's tax basis in the shares of Michael Foods common stock surrendered. Gain or loss will be capital gain or loss if the shares of Michael Foods common stock constitute capital assets in the hands of the exchanging holder. The capital gain or loss will be long-term capital gain or loss if the shares of Michael Foods common stock surrendered in the merger have been held for more than one year at the time of the merger. Under current law, net capital gains recognized by an individual are taxable at a maximum marginal federal rate of 20 percent or, in the case of a share that has been held for one year or less, will be subject to tax at ordinary income rates. There are certain limitations on the deductibility of any loss recognized under the exchange of shares of Michael Foods common stock for cash.

    The tax consequences described in the immediately preceding paragraph may not apply to a Michael Foods shareholder which, immediately after the merger, owns directly or is treated as owning constructively, pursuant to the attribution rules of Section 318 of the Internal Revenue Code of 1986, any shares of Michael Foods common stock. The cash received by such shareholder may, in some circumstances, be treated as ordinary dividend income.

    Payments of cash to a Michael Foods shareholder in exchange for shares of Michael Foods common stock owned by the shareholder may be subject to a backup withholding tax at a rate of 31%, unless the shareholder:

    - is a corporation or comes within certain other exempt categories; or

    - provides a correct taxpayer identification number to the payer, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

    A shareholder who does not provide a correct taxpayer identification number may be subject to penalties imposed by the Internal Revenue Service. Any backup withholding tax collected does not constitute additional tax and is creditable against the shareholder's United States federal income tax liability, provided that certain conditions are met.

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
ACCOUNTING TREATMENT

    The merger is expected to be accounted for under the purchase method of accounting. Under purchase accounting principles, Michael Foods will record an intangible asset equal to the excess, if any, of the purchase price paid by Protein Acquisition in the merger over the net fair market value allocated to the identifiable assets and liabilities of Michael Foods. Such excess is referred to as goodwill. This will result in substantial amortization charges to the consolidated income of Michael Foods over the useful lives of those assets.

RIGHTS OF DISSENTING SHAREHOLDERS

    THE FOLLOWING SUMMARY OF THE APPLICABLE PROVISIONS OF SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA BUSINESS CORPORATION ACT IS NOT INTENDED TO BE A COMPLETE STATEMENT OF SUCH PROVISIONS AND IS QUALIFIED IN ITS ENTIRETY, BY REFERENCE TO SUCH SECTIONS, THE FULL TEXTS OF WHICH ARE ATTACHED AS ANNEX C TO THIS DOCUMENT. THESE SECTIONS SHOULD BE REVIEWED CAREFULLY BY ANY MICHAEL FOODS SHAREHOLDER WHO WISHES TO EXERCISE DISSENTERS' RIGHTS OR WHO WISHES TO PRESERVE THE RIGHT TO DO SO, SINCE FAILURE TO COMPLY WITH THE STATUTORY PROCEDURES SUMMARIZED BELOW WILL RESULT IN THE LOSS OF DISSENTERS' RIGHTS. ANY HOLDER WHO FORFEITS HIS OR HER DISSENTERS' RIGHTS BY FAILURE TO FOLLOW THESE PROCEDURES WILL THEN RECEIVE THE MERGER CONSIDERATION DESCRIBED IN THIS DOCUMENT.

    The merger agreement constitutes a plan of merger for which shareholder approval is required under the Minnesota Business Corporation Act. Under Sections 302A.471 and 302A.473 of the MBCA, holders of Michael Foods common stock will have the right, by fully complying with the applicable provisions of Sections 302A.471 and 302A.473, to dissent with respect to the merger and to obtain payment in cash of the "fair value" of their shares of Michael Foods common stock after the merger is completed. The term "fair value" means the value of the shares of Michael Foods common stock immediately before the effective time.

    All references in Sections 302A.471 and 302A.473 and in this summary to a "shareholder" are to a record holder of the shares of Michael Foods common stock as to which dissenters' rights are asserted. A person having beneficial ownership of shares of Michael Foods common stock that are held of record in the name of another person, such as a broker, nominee, trustee or custodian, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner in order to perfect whatever dissenters' rights such beneficial owner may have.

    Shareholders of record who desire to exercise their dissenters' rights under the MBCA must satisfy all of the following conditions:

    - Before the Michael Foods special meeting, deliver a written notice of intent to demand fair value for shares to the Secretary of Michael Foods, 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota, 55416. The written demand should specify the shareholder's name and mailing address, the number of shares owned and that the shareholder intends to demand the value of his or her shares. This written demand must be in addition to and separate from any proxy or vote against the merger. Voting against, abstaining from voting or failing to vote on the merger does not constitute a demand for appraisal within the meaning of the MBCA.

    - Michael Foods' shareholders that elect to exercise their dissenters' rights under the MBCA must not vote for adoption of the merger. A shareholder's failure to vote against the merger will not constitute a waiver of dissenters' rights. However, if a shareholder returns a signed proxy but does not specify a vote against adoption of the merger or direction to abstain, the proxy will be voted for adoption of the merger, which will have the effect of waiving that shareholder's dissenters' rights.

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
    - Michael Foods' shareholders may not assert dissenters' rights as to less than all of the shares registered in such holder's name except where certain shares are beneficially owned by another person but registered in such holder's name. If a record owner, such as a broker, nominee, trustee or custodian, wishes to dissent with respect to shares beneficially owned by another person, such shareholder must dissent with respect to all of such shares and must disclose the name and address of the beneficial owner on whose behalf the dissent is made. A beneficial owner of shares of Michael Foods common stock who is not the record owner of such shares may assert dissenters' rights as to shares held on such person's behalf, provided that such beneficial owner submits a written consent of the record owner to Michael Foods at or before the time such rights are asserted.

    After approval of the merger by the shareholders at the Michael Foods special meeting, the surviving corporation will send a written notice to each shareholder who filed a written demand for dissenters' rights and who did not vote in favor of the merger. The notice will contain the following information:

    - the address to which the shareholder must send a demand for payment and the stock certificates in order to obtain payment and the date by which they must be received;

    - a form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

    - a copy of Sections 302A.471 and 302A.473 of the MBCA and a copy of this summary describing the procedures to be followed in asserting dissenters' rights.

    In order to receive fair value for his or her shares, a dissenting shareholder must, within 30 days after the date the notice from the surviving corporation was given, send his or her stock certificates, and all other information specified in the notice, to the address identified in such notice. A dissenting shareholder will retain all rights as a shareholder until the effective time. After a valid demand for payment and the related stock certificates and other information are received, or after the effective time, whichever is later, the surviving corporation will remit to each dissenting shareholder who has complied with statutory requirements the amount that the surviving corporation estimates to be the fair value of such shareholder's shares, with interest commencing five days after the effective time at a rate prescribed by statute. Remittance will be accompanied by the surviving corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective time, together with the latest available interim financial data, an estimate of the fair value of the shareholder's shares and a brief description of the method used to reach the estimate, a brief description of the procedure to be followed if such holder is demanding supplemental payment and copies of Sections 302A.471 and 302A.473 of the MBCA.

    If the dissenting shareholder believes that the amount remitted by the surviving corporation is less than the fair value of such holder's shares, plus interest, the shareholder may give written notice to the surviving corporation of such holder's own estimate of the fair value of the shares, plus interest, within 30 days after the mailing date of the remittance and demand payment of the difference. Such notice must be delivered to the executive offices of the surviving corporation. A shareholder who fails to give such written notice within this time period is entitled only to the amount remitted by the surviving corporation.

    Within 60 days after receipt of a demand for supplemental payment, the surviving corporation must either pay the shareholder the amount demanded or agreed to by such shareholder after discussion with the surviving corporation or petition a court for the determination of the fair value of the shares, plus interest. The petition must name as parties all shareholders who have demanded supplemental payment and have not reached an agreement with the surviving corporation. The court, after determining that the shareholder or shareholders in question have complied with all statutory requirements, may use any valuation method or combination of methods it deems appropriate to use, whether or not used by the surviving corporation or the dissenting shareholder, and may appoint appraisers to recommend the amount of the fair value of the shares. The court's determination will be binding on all Michael Foods shareholders who properly exercised dissenters' rights and did not agree with the surviving corporation as to the fair value of the shares. Dissenting shareholders are entitled to judgment for the amount by which the court-determined fair value per share, plus interest, exceeds the amount per share, plus interest, remitted to the shareholders by the surviving corporation. The shareholders shall not be liable to the surviving corporation for any amounts paid by the surviving corporation which exceed the fair value of the shares as determined by the court, plus interest. The costs and expenses of such a proceeding, including the expenses and compensation of any appraisers, will be determined by the court and assessed against the surviving corporation, except that the court may, in its discretion, assess part or all of those costs and expenses against any shareholder whose action in demanding supplemental payment is found to be arbitrary, vexatious or not in good faith. The court may award fees and expenses to an attorney for the dissenting shareholders out of the amount, if any, awarded to such shareholders. Fees and expenses of experts or attorneys also may be assessed against any person who acted arbitrarily, vexatiously or not in good faith in bringing the proceeding.

    The surviving corporation may withhold the remittance of the estimated fair value, plus interest, for any shares owned by any person who was not a shareholder or who is dissenting on behalf of a person who was not a beneficial owner on December 21, 2000, the date on which the proposed merger was first announced to the public (the "Public Announcement Date"). The surviving corporation will forward to any such dissenting shareholder who has complied with all requirements in exercising dissenters' rights the notice and all other materials sent after shareholder approval of the merger to all shareholders who have properly exercised dissenters' rights, together with a statement of the reason for withholding the remittance and an offer to pay the dissenting shareholder the amount listed in the materials if the shareholder agrees to accept that amount in full satisfaction. The shareholder may decline this offer and demand payment by following the same procedure as that described for demand of supplemental payment by shareholders who owned their shares as of the Public Announcement Date. Any shareholder who did not own shares on the Public Announcement Date and who fails properly to demand payment will be entitled only to the amount offered by the surviving corporation. Upon proper demand by any such shareholder, rules and procedures applicable in connection with receipt by the surviving corporation of the demand for supplemental payment given by a dissenting shareholder who owned shares on the Public Announcement Date also will apply to any shareholder properly giving a demand but who did not own shares of record or beneficially on the Public Announcement Date, except that any such shareholder is not entitled to receive any remittance from the surviving corporation until the fair value of the shares, plus interest, has been determined pursuant to such rules and procedures.

    Shareholders considering exercising dissenters' rights should bear in mind that the fair value of their shares determined under Sections 302A.471 and 302A.473 of the MBCA could be more than, the same as or, in certain circumstances, less than the consideration they would receive pursuant to the merger agreement if they do not seek appraisal of their shares.

ESTIMATED FEES AND EXPENSES

    Estimated fees and expenses to be incurred by Michael Foods in connection with the merger are approximately as follows:

Financing Fees and Expenses.................................    $21,400,000
Advisory Fees and Expenses..................................     16,110,000
Legal, Accounting and Consulting Fees and Expenses..........      5,000,000
Depositary and Paying Agent Fees and Expenses...............         30,000
SEC Filing Fee..............................................        114,149
Printing and Mailing Costs..................................        130,000
Other Regulatory Filing Fees................................         45,000
Miscellaneous Expenses......................................        170,851
                                                              -------------
    Total...................................................    $43,000,000

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
    Michael Foods, as the surviving company, will be responsible for all of the foregoing fees and expenses if the merger occurs. If the merger is not consummated, each of Michael Foods, on the one hand, and Vestar, Marathon, M-Foods Holdings and Protein Acquisition on the other, would pay its own fees and expenses, provided that Michael Foods would be obligated under certain circumstances to reimburse M-Foods Holdings and Protein Acquisition for its expenses or to pay a termination fee. See "THE MERGER AGREEMENT--Termination Fee and Expenses."

PROVISIONS FOR UNAFFILIATED SECURITY HOLDERS

    No provision has been made to grant unaffiliated shareholders of Michael Foods access to the corporate files of Michael Foods or any other party to the merger or to obtain counsel or appraisal services at the expense of Michael Foods or any other such party.

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
                              THE MERGER AGREEMENT

    The following is a summary of the material terms of the merger agreement, and is qualified in its entirety by reference to the merger agreement, a copy of which is attached as Annex A to this proxy statement. You should read the merger agreement because it, and not this proxy statement, is the legal document that governs the merger.

STRUCTURE OF THE MERGER

    At the close of the merger, Protein Acquisition will merge with and into Michael Foods and the separate corporate existence of Protein Acquisition will end. Michael Foods will be the surviving corporation in the merger and will continue to be a Minnesota corporation after the merger.

    The articles of incorporation of Michael Foods, as amended and restated pursuant to the merger agreement, and the bylaws of Protein Acquisition, as in effect immediately prior to the close of the merger, will be the articles of incorporation and bylaws of the surviving corporation. The directors of Protein Acquisition immediately prior to the close of the merger will, from and after the close of the merger, be the directors of the surviving corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. The officers of Michael Foods immediately prior to the close of the merger will, from and after the close of the merger, be the officers of the surviving corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer.

WHEN THE MERGER BECOMES EFFECTIVE

    The parties to the merger agreement will file with the Secretary of State of the State of Minnesota the appropriate articles of merger or other appropriate documents on or before the fourth business day after the satisfaction or waiver of the closing conditions stated in the merger agreement, unless another date is agreed to in writing by the parties. The merger will become effective at the time when the articles of merger or other appropriate documents have been filed with the Secretary of State of the State of Minnesota or at such other later time as the parties agree upon and set forth in the articles of merger or other appropriate documents.

EFFECT OF THE MERGER ON THE CAPITAL STOCK AND STOCK OPTIONS OF MICHAEL FOODS AND
  PROTEIN ACQUISITION

    Following the completion of the transactions set forth in the management stock purchase and unit subscription agreements, the stock purchase and unit subscription agreement and the stock purchase agreement (see "SPECIAL FACTORS--Interests of Certain Persons in the Merger"), at the close of the merger:

    - each share of Michael Foods common stock issued and outstanding immediately prior to the close of the merger, other than the shares of Michael Foods common stock owned by Michael Foods or any direct or indirect wholly owned subsidiary of Michael Foods, the shares of Michael Foods common stock owned by Protein Acquisition and the shares of Michael Foods common stock held by the dissenting shareholders, will be converted into the right to receive an amount equal to $30.10 in cash;

    - each share of Michael Foods common stock issued and outstanding immediately prior to the close of the merger and owned by Protein Acquisition or by Michael Foods or any direct or indirect wholly owned subsidiary of Michael Foods will be canceled, extinguished and retired without any payment; and

    - each share of capital stock of Protein Acquisition issued and outstanding immediately prior to the close of the merger will be converted into one share of common stock of Michael Foods, as the surviving corporation.

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
    Each option to purchase Michael Foods common stock that is outstanding immediately prior to the close of the merger will become immediately vested and exercisable and each holder of an option will have the right to receive from Michael Foods, as the surviving corporation, a payment, net of any applicable withholding taxes, in an aggregate amount equal to the difference between $30.10 per share less the exercise price per share applicable to such option for all Michael Foods common stock subject to the option. Options with an exercise price per share equal to or greater than $30.10 will be canceled without any payment.

PAYMENT FOR MICHAEL FOODS COMMON STOCK IN THE MERGER

    At or before the close of the merger, M-Foods Holdings will deposit, or cause Protein Acquisition to deposit, in trust for the benefit of the holders of Michael Foods common stock with a bank or trust company, as paying agent, designated by M-Foods Holdings and acceptable to Michael Foods, sufficient cash to pay to the holders of Michael Foods common stock the amounts due to them under the merger agreement. No transfers of common stock of the surviving corporation will be made on the stock transfer books of Michael Foods after the close of the merger, except in connection with the merger.

    Promptly after the closing of the merger, the paying agent will mail to each record holder, excluding, if applicable, Michael Foods or any direct or indirect wholly owned subsidiary of Michael Foods, Protein Acquisition, and dissenting shareholders, of Michael Foods common stock, a notice and letter of transmittal and instructions for use in effecting the surrender of all Michael Foods common stock certificates held by each record holder in exchange for payment of $30.10 for each share of Michael Foods common stock owned. YOU SHOULD NOT SEND IN YOUR MICHAEL FOODS COMMON STOCK CERTIFICATES UNTIL YOU RECEIVE THE LETTER OF TRANSMITTAL.

    If payment is to be made to a person other than the person in whose name the Michael Foods common stock certificate surrendered is registered, it will be a condition of payment that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the person requesting payment pay any transfer or other taxes required by reason of the payment to a person other than the registered holder of the certificate surrendered of the amount due to Michael Foods common stock holders under the merger agreement, or that such person establish to the satisfaction of the paying agent that any such taxes have been paid or are not applicable.

    Any portion of the payment fund held by the paying agent that remains unclaimed by the shareholders of Michael Foods 180 days after the close of the merger will be transferred to Michael Foods upon demand, and any shareholders of Michael Foods who have not properly surrendered their stock certificates will thereafter look only to Michael Foods for payment of their claim for the amount due to them under the merger agreement for their shares of Michael Foods common stock.

DISSENTERS' RIGHTS

    The merger agreement provides that any shares of Michael Foods common stock issued and outstanding immediately prior to the close of the merger held by a holder who has not voted in favor of the merger, or consented to the merger in writing, and who has demanded and perfected his or her right to dissent from the merger and to be paid the fair value of his or her shares in accordance with Sections 302A.471 and 302A.473 of the MBCA, will not be converted into a right to receive cash, and such holder will be entitled to only those rights as are granted by the MBCA. "See SPECIAL FACTORS--Rights of Dissenting Shareholders." If, after the close of the merger, the holder fails to perfect or withdraws or otherwise loses his right to dissent, such shares of Michael Foods common stock will be treated as if they had been converted as of the close of the merger into the right to receive cash, without interest thereon.

REPRESENTATIONS AND WARRANTIES

    The merger agreement contains representations and warranties of each of Michael Foods, M-Foods Holdings and Protein Acquisition as to, among other things and subject to certain exceptions as set forth in the merger agreement:

    - the corporate organization, existence and good standing of each (including, as to Michael Foods, as such apply to its subsidiaries);

    - the compliance of each with its charter and bylaws;

    - the corporate power and authority of each to execute, deliver and perform the merger agreement and to complete the merger agreement;

    - the absence of any required governmental approvals other than those specified in the merger agreement;

    - the filings with the SEC of each in connection with the merger; and

    - the absence of any fees owed to brokers in connection with the merger.

    The merger agreement also contains representations and warranties of Michael Foods as to, among other things and subject to certain exceptions as set forth in the merger agreement:

    - the capitalization of Michael Foods and its subsidiaries;

    - the accuracy of Michael Foods' financial statements and filings with the SEC;

    - the absence of violations by Michael Foods of any foreign or domestic laws or regulations, including those governing the production of food products;

    - the absence of litigation, arbitration or other action against Michael Foods or its subsidiaries;

    - the payment by Michael Foods and its subsidiaries of taxes due and the filing of tax returns;

    - the absence of certain changes since September 30, 2000;

    - the required vote of Michael Foods' shareholders with respect to the merger agreement;

    - the real property owned or leased by Michael Foods;

    - Michael Foods' employee benefit plans and other agreements with its employees;

    - the intellectual property owned or otherwise used by Michael Foods;

    - environmental matters and compliance with environmental laws;

    - the insurance policies owned by Michael Foods and its subsidiaries;

    - the validity and enforceability of Michael Foods', and its subsidiaries', material contracts;

    - the merger agreement's compliance or exemption under the Minnesota anti-takeover statute; and

    - the opinion of Michael Foods' financial advisor.

    The merger agreement also contains representations and warranties of M-Foods Holdings and Protein Acquisition as to, among other things and subject to certain exceptions as set forth in the merger agreement:

    - the financing arrangements of M-Foods Holdings and Protein Acquisition;

    - the arrangements with certain members of Michael Foods' management relating to the merger; and

    - the ownership of Protein Acquisition, and the absence of any previous business conduct by M-Foods Holdings or Protein Acquisition.

    Some of the representations and warranties in the merger agreement are qualified by a "Material Adverse Effect" clause. "Material Adverse Effect" means, with respect to any entity, any adverse change, circumstance or effect that, individually or aggregated with other changes, circumstances and effects, is materially adverse to business operations, cash flow, assets, liabilities, condition (financial or otherwise) or results of operations of such entity and its subsidiaries taken as whole.

AGREEMENTS RELATING TO CONDUCT OF BUSINESS

    The merger agreement provides that, except as permitted by the merger agreement or in writing by M-Foods Holdings, during the period from the signing of the merger agreement to the close of the merger, Michael Foods, among other things:

    - will, and will cause its subsidiaries to, carry on their respective businesses in the ordinary course;

    - will not, and will not permit any of its subsidiaries to, declare or pay any dividends on or make other distributions in respect of any of its capital stock, except in the ordinary course;

    - will not, and will not permit any of its subsidiaries to, split, combine or reclassify any of its capital stock;

    - will not, and will not permit any of its subsidiaries to, repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock;

    - will not, and will not permit any of its subsidiaries to, issue any shares of its capital stock of any class, or any debt or other securities convertible into shares of its capital stock, other than as permitted in the merger agreement;

    - will not, and will not permit any of its subsidiaries to, amend or propose to amend their respective charter documents and bylaws, except as required by the merger agreement, law or the Nasdaq;

    - will not, and will not permit any of its subsidiaries to, incur indebtedness other than under existing working capital facilities;

    - will not, and will not permit any of its subsidiaries to, make capital expenditures in excess of $32,000,000 prior to the closing date;

    - will not, and will not permit any of its subsidiaries to, settle or compromise any litigation, other than settlements involving amounts not in excess of $500,000 over the amounts fully recoverable from insurers;

    - will not, and will not permit any of its subsidiaries to, enter into or amend, modify, renew or terminate any material agreement or material transaction; and

    - will not, and will not permit any of its subsidiaries to, establish or amend Michael Foods' benefit plans, increase the compensation payable to any of its directors or officers, except to the extent required under agreements or in the ordinary course, or grant or modify any severance, stay, termination, bonus or other incentive arrangement, unless otherwise permitted by the merger agreement.

OTHER AGREEMENTS

    COOPERATION. The merger agreement provides that each of Michael Foods and M-Foods Holdings must confer on a regular basis with the other party, advise the other party in writing of any representation or warranty made in the merger agreement becoming untrue, inform the other of the failure by it to satisfy

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any covenant contained in the merger agreement and file all reports required to be filed with the SEC. The merger agreement also provides that Michael Foods will, and will cause its subsidiaries to, provide all cooperation reasonably necessary in connection with the arrangement, at or after the close of the merger, of the financing to be used in connection with the transactions described in the merger agreement.

    APPROVALS AND CONSENTS. The merger agreement provides that, each of Michael Foods, M-Foods Holdings and Protein Acquisition will cooperate with each other and use, and will cause their respective subsidiaries to use, its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under the merger agreement and applicable laws to make effective the merger and the other transactions described in the merger agreement, including (1) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any governmental entity in order to consummate the merger or any of the transactions described in the merger agreement and (2) taking all reasonable steps as may be necessary to obtain all such approvals.

    SHAREHOLDERS MEETING. The merger agreement states that Michael Foods, as soon as practicable following the signing of the merger agreement, will duly call, give notice of, convene and hold a special meeting of its shareholders for the purpose of considering and taking action upon the approval of the merger and the adoption of the merger agreement. Michael Foods will recommend to its shareholders that they adopt the merger agreement. However, Michael Foods may withdraw or modify its recommendation, in accordance with the terms of the merger agreement, in the event it receives certain superior acquisition proposals from other parties. M-Foods Holdings and Protein Acquisition will vote or cause to be voted all of the shares of Michael Foods common stock owned of record or beneficially owned by M-Foods Holdings or any of its subsidiaries in favor of the merger agreement and the transactions described therein.

    PROXY STATEMENT. The merger agreement provides that, as soon as practicable following the signing of the merger agreement, Michael Foods will file with the SEC, and will use its reasonable good faith efforts to have a proxy statement cleared by the SEC and mailed to Michael Foods' shareholders. The proxy statement will contain statements of the Michael Foods board that the merger agreement and the transactions described therein are fair to and in the best interests of the shareholders, that the merger and the merger agreement are advisable and that it unanimously recommends that the shareholders vote in favor of the approval of the merger and the adoption of the merger agreement. The proxy statement also will contain the written opinion of U.S. Bancorp Piper Jaffray and will comply in all material respects with the federal securities laws.

    M-Foods Holdings and Protein Acquisition and Michael Foods have agreed to cooperate with each other in the preparation of the proxy statement. For example, each of M-Foods Holdings and Protein Acquisition is obliged to furnish to Michael Foods the information relating to it required by the Exchange Act and the rules and regulations promulgated thereunder to be set forth in the proxy or information statement. Michael Foods has agreed to use its best efforts, after consultation with M-Foods Holdings and Protein Acquisition, to respond promptly to any comments made by the SEC with respect to the proxy or information statement and any preliminary version thereof filed by it and cause such proxy or information statement to be mailed to Michael Foods' shareholders at the earliest practicable time.

    SCHEDULE 13E. Concurrent with the filing of the proxy or information statement, the merger agreement states that M-Foods Holdings and Protein Acquisition, together with Michael Foods, will prepare and file with the SEC a Rule 13E-3 Transaction Statement on Schedule 13E with respect to the transactions contemplated by the merger agreement. Michael Foods will furnish to M-Foods Holdings all information concerning Michael Foods as may reasonably be requested in connection with the preparation of the Schedule 13E-3.

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    ACCESS TO INFORMATION.  Under the merger agreement, upon reasonable notice, each of Michael Foods and M-Foods Holdings will, and will cause their respective subsidiaries to, afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the close of the merger, to all its properties, books, contracts, commitments and records and its officers, employees and representatives, and, during this period, each of Michael Foods and M-Foods Holdings will, and will cause its subsidiaries to, furnish promptly to the other party (1) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws and (2) all other information concerning its business, properties and personnel as the other party may reasonably request.

    NON-SOLICITATION OF COMPETING PROPOSALS. The merger agreement provides that neither Michael Foods nor any of its subsidiaries will, whether directly or indirectly, (1) solicit, initiate, knowingly encourage, including by way of providing non-public information, or take any action knowingly to facilitate the submission of any inquiries, proposals or offers from any person, other than M-Foods Holdings and its affiliates, other than the transactions described in the merger agreement, that constitute, or are reasonably likely to lead to an "acquisition proposal," as defined below or (2) enter into or participate in any discussions or negotiations regarding an acquisition proposal; provided that, if, at any time during the period following the signing of the merger agreement and prior to the close of the merger, Michael Foods receives a proposal or offer that was not solicited by Michael Foods, and that the Michael Foods board determines in good faith (after consultation with its outside legal counsel and financial advisors) is a "superior proposal," as defined below (but ignoring clause (1) of the definition for this paragraph only), the Michael Foods board may (1) furnish information with respect to Michael Foods and its subsidiaries to the person making such proposal or offer pursuant to a confidentiality agreement on terms not less favorable to Michael Foods than the confidentiality agreement between Michael Foods and Vestar and (2) participate in discussions or negotiations regarding such proposal or offer.

    The merger agreement requires that Michael Foods notify M-Foods Holdings promptly after receipt by Michael Foods of any acquisition proposal or any inquiry regarding the making of an acquisition proposal or any request for non-public information in connection with an acquisition proposal or for access to the properties, books or records of Michael Foods or any of its subsidiaries by any person that informs Michael Foods that it is considering making, or has made, an acquisition proposal. The notice will be made orally and in writing and will indicate in reasonable detail the identity of the offeror and the terms and conditions of the proposal, inquiry or contact.

    Neither Michael Foods nor the Michael Foods board nor any committee thereof may withdraw or modify, or propose to withdraw or modify, in any manner adverse to M-Foods Holdings, the approval or recommendation of the merger agreement or the merger, or propose publicly to approve or recommend an acquisition proposal, unless the withdrawal or modification of such approval or recommendation or such approval or recommendation is, in the good faith judgment of the Michael Foods board or a committee thereof (after consultation with its outside legal counsel), necessary to comply with its fiduciary obligations to Michael Foods' shareholders under applicable law. Nothing contained in the merger agreement prohibits Michael Foods or the Michael Foods board or any committee thereof from taking and disclosing to its shareholders a position contemplated by Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to Michael Foods' shareholders if, in the good faith judgment of the Michael Foods board or such committee thereof (after consultation with its outside legal counsel) the failure to make such disclosure would be inconsistent with its fiduciary duties to Michael Foods' shareholders or other obligations under applicable law.

    Michael Foods agreed to immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted before the signing of the merger agreement with respect to the transactions described in the merger agreement, and will use its reasonable best efforts to cause any such parties in possession of confidential information about

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Michael Foods to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party.

    As used in the merger agreement, the term "acquisition proposal" means any inquiry, proposal or offer for (1) an acquisition or purchase of 10 percent or more of the consolidated assets of Michael Foods and its subsidiaries or of 10 percent or more of any class of equity securities of Michael Foods or any of its subsidiaries, (2) any tender offer, including a self tender offer, or exchange offer that if consummated would result in any person beneficially owning 10 percent or more of any class of equity securities of Michael Foods or any subsidiaries or (3) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving Michael Foods or any subsidiaries whose assets, individually or in the aggregate, constitute 10 percent or more of the consolidated assets of Michael Foods.

    As used in the merger agreement, the term "superior proposal" means a proposal regarding any of the transactions described in the definition of acquisition proposal, with all percentages included in the definition of the term "acquisition proposal" replaced with the words "all or substantially all" for purposes of the definition of superior proposal, with respect to which the Michael Foods board has concluded in good faith, after consultation with its outside legal counsel and financial advisor, (1) is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the acquisition proposal and (2) would, if undertaken, result in a transaction more favorable to the shareholders from a financial point of view than the transactions described in the merger agreement.

    EMPLOYEE BENEFITS. The merger agreement requires the surviving corporation to maintain until the first anniversary of the closing of the merger, employee benefit plans and arrangements with overall employee benefits that are substantially comparable in the aggregate to the benefits provided by Michael Foods' benefit plans (as defined in the merger agreement) as of the signing of the merger agreement (not taking into account the value of any benefits under any Michael Foods benefit plans that are equity-based). For purposes of determining eligibility to participate or vesting where length of service is relevant under any employee benefit plan or arrangement of the surviving corporation, or any of its subsidiaries, employees of Michael Foods and its subsidiaries as of the close of the merger will receive service credit for service with Michael Foods and its subsidiaries to the same extent such service credit was granted under Michael Foods' benefit plans, subject to offsets for previously accrued benefits and no duplication of benefits. In addition, upon the close of the merger, each share award granted under the Michael Foods Executive Incentive Plan outstanding immediately prior to the close of the merger will automatically vest and each holder of a share award will have the right to receive from Michael Foods, as the surviving corporation, a cash payment equal to $30.10 for each share of Michael Foods common stock subject to such share award.

    FEES AND EXPENSES. Whether or not the merger is consummated, all expenses incurred in connection with the merger agreement and the transactions described therein will be paid by the party incurring such expenses, except (1) if the merger is consummated, the surviving corporation will pay all expenses of M-Foods Holdings, Protein Acquisition and the management investors incurred in connection with the merger and (2) as otherwise set forth in the termination expense provisions of the merger agreement.

    INDEMNIFICATION OF DIRECTORS AND OFFICERS AND LIABILITY INSURANCE. The merger agreement provides that Michael Foods will, and from the closing of the merger, Michael Foods, as the surviving corporation will, maintain until the sixth anniversary of the close of the merger, the right to indemnification and exculpation of officers and directors provided for in the charter documents and bylaws of Michael Foods as in effect on the date of the merger agreement with respect to indemnification and exculpation for acts and omissions occurring prior to the close of the merger, including the transactions described in the merger agreement.

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    Until the sixth anniversary of the close of the merger, Michael Foods, as the surviving corporation must maintain officers' and directors' liability insurance covering the officers and directors who are covered by Michael Foods' officers' and directors' liability insurance policies on December 21, 2000 with respect to actions and omissions occurring prior to the close of the merger, by obtaining tail coverage of such existing insurance policies on terms which are not less favorable than the terms of such insurance in effect for Michael Foods on December 21, 2000 and providing coverage only with respect to matters occurring prior to the close of the merger, to the extent that such tail coverage can be maintained at an annual cost to the surviving corporation of not greater than 200% of the annual premium for Michael Foods' insurance policies in effect on December 21, 2000 and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance as can be so maintained at a cost equal to 200% of the annual premium for Michael Foods' insurance policies.

    Michael Foods will and, from and after the close of the merger, Michael Foods, as the surviving corporation will, to the fullest extent permitted under applicable law and to the extent such person would have been indemnified under the articles of incorporation and bylaws of Michael Foods or any Michael Foods subsidiary as such documents were in effect on December 21, 2000, indemnify and hold harmless each present and former director and officer of Michael Foods or any Michael Foods subsidiary against any costs or expenses, together with such person's heirs, executors or administrators (including by advancing attorney's fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent permitted by and subject to the conditions of law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission based upon or arising from his or her capacity as an officer or director of Michael Foods or any Michael Foods subsidiary occurring prior to the close of the merger (including any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the merger agreement).

CONDITIONS TO COMPLETION OF THE MERGER

    Each of Michael Foods', M-Foods Holdings' and Protein Acquisition's obligation to complete the merger is conditioned on:

    - the approval of the merger agreement and the transactions described therein by the holders of shares of the capital stock of Michael Foods, as required under the MBCA;

    - the expiration or termination of any waiting period, including any extension thereof, applicable to the completion of the merger under the HSR Act (as defined in the merger agreement); and

    - the absence of any temporary restraining order, preliminary or permanent injunction or other order issued by a United States federal or state court of competent jurisdiction having the effect of making the merger illegal or otherwise prohibiting the transactions described in the merger agreement.

    The obligation of M-Foods Holdings and Protein Acquisition to consummate the merger is subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of Michael Foods set forth in the merger agreement being true and correct as of the closing of the transactions described in the merger agreement;

    - Michael Foods' performance of all obligations and compliance in all material respects with all agreements or covenants to be performed or complied with by Michael Foods under the merger agreement;

    - the absence of any pending action or proceeding by a domestic federal or state governmental entity of competent jurisdiction, or any statute, rule or regulation promulgated after December 21, 2000

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      which would have the effect of, (1) restraining or prohibiting the merger,
      (2) prohibiting or restricting the ownership or operation by M-Foods Holdings (or any of its affiliates or subsidiaries) of a material portion of the business or assets of Michael Foods and its subsidiaries taken as a whole, or compelling M-Foods Holdings (or any of its affiliates or subsidiaries) to dispose of or hold separate a material portion of the business or assets of Michael Foods and its subsidiaries taken as a whole,
      (3) imposing material limitations on the ability of M-Foods Holdings (or any of its affiliates or subsidiaries) effectively to acquire or to hold or to exercise full rights of ownership of the shares of Michael Foods common stock, including, without limitation, the right to vote such shares purchased by M-Foods Holdings (or any of its affiliates or subsidiaries) on all matters properly presented to the shareholders of Michael Foods,
      (4) imposing any material limitations on the ability of M-Foods Holdings (or any of its affiliates or subsidiaries) effectively to control in any material respect the business and operations of Michael Foods or
      (5) obtaining material damages from M-Foods Holdings or any of its affiliates in connection with the making or consummation of the merger and there shall not be in effect any injunction, order, decree, judgment or ruling issued by a United States federal or state court of competent jurisdiction having any effect set forth in clauses (1) through (5) above;

    - the receipt by Protein Acquisition of the proceeds of the financing contemplated by the commitment letters, as defined in the merger agreement, on the terms and conditions set forth in the commitment letters and with other material terms satisfactory to M-Foods Holdings, in the amounts necessary to effect the merger and pay all related fees and expenses; and

    - the absence of any event or circumstance that has had or would be reasonably likely to have a material adverse effect on Michael Foods since the date of the merger agreement.

    The obligation of Michael Foods to consummate the merger is subject to the satisfaction or waiver of the following additional conditions:

    - the representations and warranties of M-Foods Holdings and Protein Acquisition set forth in the merger agreement being true and correct as of the closing of the transactions described in the merger agreement; and

    - M-Foods Holdings' and Protein Acquisition's performance of all obligations and compliance in all material respects with all agreements or covenants to be performed or complied with by M-Foods Holdings and Protein Acquisition under the merger agreement.

TERMINATION OF THE MERGER AGREEMENT

    The merger agreement may be terminated at any time prior to the closing of the merger under the following circumstances:

    (a) Termination by either Michael Foods or M-Foods Holdings:

       (1) by the mutual written consent of M-Foods Holdings and Michael Foods, by action of their respective boards of directors;

       (2) if any United States federal or state governmental entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the merger agreement, and such order, decree, ruling or other action shall have become final and nonappealable; provided, however, that the party seeking to terminate the merger agreement shall have used its commercially reasonable efforts to remove or lift such order, decree, ruling or other action;

       (3) if the merger has not been consummated by May 31, 2001, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under the merger agreement; and

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       (4) if, at a duly held shareholders meeting of Michael Foods or any adjournment thereof at which the merger agreement and the merger are voted upon, the requisite shareholder adoption and approval shall not have been obtained.

    (b) Termination by M-Foods Holdings:

       (1) if Michael Foods or the Michael Foods board has (A) withdrawn, modified or amended in any respect adverse to M-Foods Holdings or Protein Acquisition any of its recommendations described in
           Section 4.1(a) of the merger agreement, (B) approved, recommended or entered into an agreement with respect to, or consummated, any acquisition proposal from a person other than M-Foods Holdings or any of its affiliates, (C) in response to the commencement of any tender offer or exchange offer for outstanding shares of Michael Foods common stock, not recommended rejection of such tender offer or exchange offer within ten (10) business days of commencement of such tender offer or exchange offer, or (D) resolved to do any of the foregoing or publicly announced its intention to do any of the foregoing; or

       (2) if (A) any covenant or agreement of Michael Foods contained in the merger agreement shall be materially breached, (B) any of Michael Foods' representations and warranties contained in the merger agreement shall have been inaccurate as of the date of the merger agreement such that the condition set forth in Section 5.2(a) of the merger agreement would not be satisfied (assuming that the phrase "date of this Agreement" is substituted for the phrase "closing date" contained in Section 5.2(a)) of the merger agreement, or (C) any of Michael Foods' representations and warranties contained in the merger agreement shall have become inaccurate after the date of the merger agreement such that the condition set forth in Section 5.2(a) of the merger agreement would not be satisfied, and any of the circumstances described in (A), (B) or (C) shall not have been cured by Michael Foods within twenty (20) days of receipt of written notice of such circumstance.

    (c) Termination by Michael Foods:

       (1) if (A) any covenant or agreement of M-Foods Holdings or Protein Acquisition contained in the merger agreement is materially breached,
           (B) any of the representations and warranties of M-Foods Holdings or Protein Acquisition contained in the merger agreement have been inaccurate as of the date of the merger agreement such that the condition set forth in Section 5.3(a) of the merger agreement would not be satisfied (assuming that the phrase "date of this agreement" is substituted for the phrase "closing date" contained in
           Section 5.3(a)) of the merger agreement, or (C) any of the representations and warranties of M-Foods Holdings or Protein Acquisition contained in the merger agreement have become inaccurate after the date of the merger agreement such that the condition set forth in Section 5.3(a) of the merger agreement would not be satisfied, and any of the circumstances described in (A), (B) or
           (C) shall not have been cured by M-Foods Holdings or Protein Acquisition within twenty (20) days of receipt of written notice of such circumstance; or

       (2) if the Michael Foods board approves a superior proposal; provided, however, that (A) Michael Foods shall have complied with the non-solicitation provisions of the merger agreement and
           (B) concurrently with such termination, Michael Foods pays to M-Foods Holdings the termination fee (as defined below) less any expense payment (as defined below) previously paid and Michael Foods shall have provided M-Foods Holdings with at least five business days' advance notice of such termination and M-Foods Holdings does not make, within four (4) business days of receipt of Michael Foods' notification of its intention to terminate the merger agreement, an offer that the Michael Foods board determines, in good faith after consultation with its outside legal counsel and financial advisors, is at least as favorable to the shareholders of Michael Foods as such superior proposal.

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TERMINATION FEE AND EXPENSES

    Michael Foods will, provided that neither M-Foods Holdings nor Protein Acquisition is then in material breach of its obligations under the merger agreement: (1) upon the termination of the merger agreement pursuant to (a)(4) above, promptly, but in any event no later than two business days following written notice thereof, pay to M-Foods Holdings and Protein Acquisition
$5 million for its out-of-pocket expenses and fees or (2) upon the termination of the merger agreement pursuant to (b)(2) above, promptly, but in any event no later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse M-Foods Holdings and Protein Acquisition in an amount up to $2.5 million for its out-of-pocket expenses and fees (either of the payments in clauses (1) and (2) of this paragraph being referred to as the "expense payment"). In the event that M-Foods Holdings is paid a termination fee, if not previously paid, the expense payment will not be paid.

    In the event that the merger agreement is terminated by M-Foods Holdings pursuant to (b)(1) above, or by Michael Foods pursuant to (c)(2) above, Michael Foods will pay to M-Foods Holdings an amount equal to $20 million (the "termination fee"), less any expense payment previously paid.

    If all of the following events have occurred: (1)(A) the merger agreement is terminated pursuant to (a)(3) above (other than on account of a failure of certain conditions stated in the merger agreement), (a)(4) above or (b)(2) above and (B) and an acquisition proposal is publicly disclosed or publicly proposed to Michael Foods or its shareholders at any time on or after the date of the merger agreement but (x) in the case of a termination pursuant to (a)(3) above or (b)(2) above, prior to such termination, or (y) in the case of a termination pursuant to (a)(4) above, prior to or at the time of the special meeting of shareholders and (2) within 12 months of the date of any such termination, Michael Foods enters into a definitive agreement with respect to, or consummates, the acquisition proposal, as such term is defined and further qualified in the merger agreement, then Michael Foods will pay to M-Foods Holdings, an amount equal to the termination fee, less any expense payment previously paid.

MODIFICATION OR AMENDMENT TO THE MERGER AGREEMENT

    The merger agreement may be amended in writing by Michael Foods, M-Foods Holdings and Protein Acquisition thereto at any time before or after the adoption of the merger agreement by Michael Foods' shareholders, but, after any such adoption, no amendment will be made which by law or in accordance with the rules of the Nasdaq National Market requires further approval by such shareholders without such further approval.

                              THE SPECIAL MEETING

PURPOSE, TIME AND PLACE

    This proxy statement is furnished to you in connection with the solicitation of proxies by the Michael Foods board of directors for the special meeting of shareholders to be held at 9:00 a.m., Minneapolis time, on [DAY OF WEEK],
            , 2001, at             , Minneapolis, Minnesota, and any adjournment
or postponement thereof.

    At the special meeting, the shareholders of Michael Foods will consider and vote upon a proposal to approve and adopt the merger agreement and the merger. The shareholders also will be asked to consider and vote upon such other business as may properly come before the special meeting.

    THE BOARD, AFTER RECEIVING THE UNANIMOUS RECOMMENDATION OF THE SPECIAL COMMITTEE AND THE DISINTERESTED DIRECTORS COMMITTEE, HAS UNANIMOUSLY APPROVED THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY, INCLUDING THE MERGER, AND HAS UNANIMOUSLY DETERMINED THAT THE TERMS OF THE MERGER AGREEMENT ARE ADVISABLE AND FAIR TO AND IN THE BEST INTERESTS OF MICHAEL FOODS SHAREHOLDERS, OTHER THAN THE CONTINUING INVESTORS. SEE "SPECIAL FACTORS--RECOMMENDATION OF THE SPECIAL COMMITTEE, DISINTERESTED DIRECTORS COMMITTEE AND BOARD OF DIRECTORS; REASONS FOR THE MERGER; FAIRNESS OF THE MERGER."

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RECORD DATE; VOTING RIGHTS

    The Michael Foods board has fixed the close of business on             ,
2001 as the record date for the determination of shareholders entitled to notice of, and to vote at, the special meeting. Only the record holders of Michael Foods common stock on that date are entitled to vote at the special meeting. On
the record date, there were             shares of Michael Foods common stock,
par value $0.01 per share outstanding and entitled to vote at the special
meeting held by approximately       shareholders of record. Each such share
entitles the registered holder thereof to one vote.

QUORUM; REQUIRED VOTE

    The holders of a majority of the outstanding shares of Michael Foods common stock entitled to vote must be present in person or represented by proxy at the Michael Foods special meeting in order for a quorum to be present and for business to be conducted. Michael Foods intends to count shares of Michael Foods common stock present in person at the special meeting but not voting, and shares of Michael Foods common stock for which it has received proxies but with respect to which holders of such shares have abstained, as present at the Michael Foods special meeting for purposes of determining whether a quorum exists for the transaction of business. Without specific instructions from their customers, brokers holding shares of Michael Foods common stock in nominee or "street" name for customers who are the beneficial owners of such shares are prohibited from giving a proxy to vote shares held for such customers with respect to the matters to be considered and voted at the special meeting. Shares of Michael Foods common stock represented by proxies returned by a broker holding such shares in nominee or "street" name will be counted for purposes of determining whether a quorum exists, even if such shares are broker non-votes.

    Approval and adoption of the merger agreement requires the affirmative vote of the holders of a majority of the outstanding shares of Michael Foods common stock. The merger is not subject to a vote of a majority of the unaffiliated shareholders of Michael Foods. Under applicable Minnesota law, in determining whether the merger agreement has received the requisite number of affirmative votes, abstentions and broker non-votes will have the effect of a vote against the merger agreement. Accordingly, the Michael Foods board urges the Michael Foods shareholders to complete, date and sign the accompanying proxy and return it promptly in the enclosed, postage-paid envelope.

    Certain members of senior management and certain shareholders associated with a director of Michael Foods have agreed to vote 3,456,196 shares (constituting approximately 18.87% of the outstanding shares of Michael Foods common stock entitled to vote at the special meeting) owned by them in favor of the approval and adoption of the merger agreement at the special meeting. See "SPECIAL FACTORS--Interests of Certain Persons in the Merger." As of the record date, directors and executive officers of Michael Foods and their affiliates
were the beneficial owners of an aggregate           (approximately     %) of
the shares then outstanding and eligible to vote.

PROXIES; SOLICITATION

    All shares represented by properly executed proxies for Michael Foods common stock that are received in time for the special meeting and which have not been revoked will be voted in accordance with the instructions indicated in such proxies. Proxies which do not contain voting instructions will be voted in favor of the approval and adoption of the merger agreement. In addition, the persons designated in such proxies will have the discretion to vote on matters incident to the conduct of the special meeting. If Michael Foods proposes to adjourn the special meeting, the persons named in the proxy card will vote all shares for which they have authority (other than those that have been voted against the approval and adoption of the merger agreement) in favor of such adjournment.

    The grant of a proxy on the enclosed proxy card does not preclude a shareholder from voting in person at the special meeting. You may revoke a previously submitted proxy at any time before it is voted by (1) delivering written notice of revocation to Jeffrey M. Shapiro, Corporate Secretary, Michael

Foods, Inc., 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416,
(2) executing and delivering a subsequently dated proxy that is received prior to the meeting or (3) voting your shares in person at the meeting. Attendance at the special meeting will not by itself constitute revocation of a proxy. If you have instructed a broker to vote your shares, you must follow directions received from the broker to change or revoke your proxy.

    Michael Foods will bear the cost of the solicitation of proxies from its shareholders. In addition to solicitation by mail, the directors, officers and employees of Michael Foods may solicit proxies from Michael Foods' shareholders by telephone or telegram, or in person, but will receive no additional compensation for these services. Arrangements also will be made with brokerage houses and other custodians, nominees and fiduciaries for the forwarding of solicitation material to the beneficial owners of stock held of record by such persons, and Michael Foods will reimburse these custodians, nominees and fiduciaries for their reasonable out-of-pocket expenses in connection with the solicitation. Michael Foods has retained Mackenzie Partners, Inc. to assist in the solicitation of proxies for a fee not to exceed $10,000.

                      INFORMATION CONCERNING MICHAEL FOODS

    Michael Foods is a Minnesota corporation that is one of the world's largest producers of value-added egg products, which are sold through foodservice, industrial and retail distribution channels. Michael Foods also is a leading supplier of processed dairy products, including aseptic creamers and soft serve ice cream mix, as well as high quality refrigerated potato products sold through foodservice distributors and at retail under the Simply
Potatoes-Registered Trademark- and Diner's Choice-Registered Trademark- brand names. In addition, through its Crystal Farms subsidiary, Michael Foods provides direct store distribution of refrigerated products including butter, cheese and eggs in 30 states. During the most recent year, Michael Foods generated approximately $1.1 billion in net sales. A detailed description of Michael Foods' businesses is contained in its Annual Report on Form 10-K for the year ended December 31, 1999, which is incorporated by reference in this proxy statement. See "ADDITIONAL INFORMATION--Where You Can Find More Information."

    The mailing address and telephone number of the principal executive offices of Michael Foods is 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416, (952) 546-1500.

 INFORMATION CONCERNING VESTAR, MARATHON, M-FOODS HOLDINGS, PROTEIN ACQUISITION
                                 AND AFFILIATES

    PROTEIN ACQUISITION. Protein Acquisition is a Minnesota corporation that was incorporated on December 14, 2000 at the direction of Vestar Capital Partners for the purpose of engaging in the transactions set forth in the merger agreement, and is not engaged in any other business activities. All of the outstanding capital stock of Protein Acquisition is owned by M-Foods Holdings.

    M-FOODS HOLDINGS. M-Foods Holdings is a Delaware corporation that was incorporated on December 13, 2000 at the direction of Vestar Capital Partners for the purpose of engaging in the transactions set forth in the merger agreement, and is not engaged in any other business activities. As of the closing of the merger, M-Foods Holdings will be wholly owned by M-Foods Investors, LLC.

    Set forth below are the names of each director and executive officer of Protein Acquisition and M-Foods Holdings. Each such person is a citizen of the United States, and has held his present position as set forth below since Protein Acquisition's and M-Foods Holdings' incorporation.

NAME                                              PRESENT PRINCIPAL POSITION
----                                              --------------------------
James P. Kelley                            President and Director
J. Christopher Henderson                   Vice President, Treasurer and Director
Jack M. Feder                              Secretary and Director

    Set forth below is a brief description of each of the above-named individuals material employment history:

    James P. Kelley, Managing Director of Vestar Associates Corporation IV. Mr. Kelley has been with Vestar Capital Partners for each of the last five years.

    J. Christopher Henderson, Managing Director of Vestar Associates Corporation
IV. Mr. Henderson has been with Vestar Capital Partners for each of the last five years.

    Jack M. Feder, Managing Director and General Counsel of Vestar Associates Corporation IV. Mr. Feder joined Vestar Capital Partners in 2000. He was formerly a senior corporate partner at the law firm of Kirkland & Ellis.

    M-FOODS INVESTORS. M-Foods Investors is a Delaware limited liability company and wholly owned subsidiary of Vestar that was formed in connection with the transactions contemplated by the merger agreement and has no principal business except in connection with the transactions set forth in the merger agreement.

    VESTAR. Vestar is a Delaware limited partnership whose general partner is Vestar Associates IV, L.P., a Delaware limited partnership. The general partner of Vestar Associates IV, L.P. is Vestar Associates Corporation IV, a Delaware corporation. The board of directors of Vestar Associates Corporation IV consists solely of Daniel S. O'Connell, and its officers consists of the following:
Daniel S. O'Connell, President and Chief Executive Officer, Prakash A. Melwani, Managing Director and Secretary, Arthur J. Nagle, Managing Director, James P. Kelley, Managing Director, Robert L. Rosner, Managing Director, Norman W. Alpert, Managing Director, Sander M. Levy, Managing Director, Nicholas A. Dovidio, Managing Director, John R. Woodard, Managing Director, James L. Elrod, Jr., Managing Director, Todd N. Khoury, Managing Director, Federico F. Pena, Managing Director, J. Christopher Henderson, Managing Director, David M. Hooper, Managing Director, Steven M. Silver, Managing Director, Jack M. Feder, Managing Director and General Counsel, Brian Schwartz, Vice President and Chief Financial Officer, and Brian Ratzan, Vice President. Vestar, Vestar Associates IV, L.P. and Vestar Associates Corporation IV are affiliates of Vestar Capital Partners, a New York-based private equity firm principally engaged in the business of investing and managing their private equity investments.

    Set forth below is a brief description of the material employment history of each of the above-named individuals and such individual's title at Vestar Associates Corporation IV (excluding Messrs. Kelley, Henderson and Feder, each of whose employment description is provided above). Each such person is a citizen of the United States.

    Daniel S. O'Connell, President, Chief Executive Officer and Director.
Mr. O'Connell has been with Vestar Capital Partners for each of the last five years.

    Prakash A. Melwani, Managing Director and Secretary. Mr. Melwani has been with Vestar Capital Partners for each of the last five years.

    Arthur J. Nagle, Managing Director. Mr. Nagle has been with Vestar Capital Partners for each of the last five years.

    Robert L. Rosner, Managing Director. Mr. Rosner has been with Vestar Capital Partners for each of the last five years.

    Norman W. Alpert, Managing Director. Mr. Alpert has been with Vestar Capital Partners for each of the last five years.

    Sander M. Levy, Managing Director. Mr. Levy has been with Vestar Capital Partners for each of the last five years.

    Nicholas A. Dovidio, Managing Director. Mr. Dovidio has been with Vestar Capital Partners for each of the last five years.

    John R. Woodard, Managing Director. Mr. Woodard joined Vestar in 1990. He re-joined Vestar in 1998 after serving two years as a Managing Director in the Principal Investment Group of The Blackstone Group.

    James L. Elrod, Jr., Managing Director. Mr. Elrod joined Vestar Capital Partners in 1998. Previously he was Executive Vice President, Finance and Operations, at Physicians Health Services. Prior to that, Mr. Elrod was a Managing Director and Partner at Dillon, Read & Co. Inc., where he founded Dillon Read's health care investment banking group.

    Todd N. Khoury, Managing Director. Mr. Khoury has been with Vestar Capital Partners for each of the last five years.

    Federico F. Pena, Managing Director. Mr. Pena joined Vestar Capital Partners in 1998. Previously, he was U.S. Secretary of Energy and the U.S. Secretary of Transportation.

    David M. Hooper, Managing Director. Mr. Hooper has been with Vestar Capital Partners for each of the last five years.

    Steven M. Silver, Managing Director. Mr. Silver has been with Vestar Capital Partners for each of the last five years.

    Brian Ratzan, Vice President. Mr. Ratzan joined Vestar Capital Partners in 1998. Previously he was Vice President at Trace International Holdings, Inc., a private investment firm, and prior to that, he was a member of the Corporate Finance Group at Donaldson, Lufkin & Jenrette.

    Brian Schwartz, Vice President and Chief Financial Officer. Mr. Schwartz has been with Vestar Capital Partners for each of the last five years.

    The business address for each of Protein Acquisition and M-Foods Holdings is: c/o Vestar Capital Partners IV, L.P., 1225 Seventeenth Street, Suite 1660, Denver, CO 80202 and the business telephone number for each of the entities is
(303) 292-6300. The business address for each of M-Foods Investors, Vestar, Vestar Associates IV, L.P., Vestar Associates Corporation IV and each of the above-named individuals is: c/o Vestar Capital Partners IV, L.P., 245 Park Avenue, 41st Floor, New York, NY 10167. The telephone number for each of the entities and individuals is (212) 351-1600.

    The following persons are executive officers of Michael Foods or one of its subsidiaries. The business address of each person identified below is 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416 and business telephone number is (952) 546-1500.

NAME                                             POSITION IN MICHAEL FOODS
----                                             -------------------------
Gregg A. Ostrander                   President, Chief Executive Officer and Chairman

John D. Reedy                        Executive Vice President, Treasurer and Chief
                                     Financial Officer

Bill L. Goucher                      President of M.G. Waldbaum Company, a Nebraska
                                     corporation and wholly owned subsidiary of Michael
                                     Foods

James D. Clarkson                    President of Northern Star Co. and Kohler Mix
                                     Specialties, Inc., both Minnesota corporations and
                                     wholly owned subsidiaries of Michael Foods

Bradley L. Cook                      Executive Vice President and Chief Financial
                                     Officer of M.G. Waldbaum Company

Max Hoffmann                         Chief Financial Officer of Northern Star Co. and
                                     Kohler Mix Specialties, Inc.

James Mohr                           Vice President, Distribution of Michael Foods

Harold D. Sprinkle                   Executive Vice President, Sales of Michael Foods

    Each of these officers has been employed in the position listed above or in other management positions with Michael Foods for at least five years, and each is a citizen of the United States.

    MICHAEL FAMILY CONTINUING INVESTORS. 4J2R1C Limited Partnership is a Minnesota limited partnership. The general partners of 4J2R1C Limited Partnership are James H. Michael, Jeffrey J. Michael and 2JM Enterprises, Inc., a Minnesota corporation. The directors of 2JM Enterprises, Inc. are James H. Michael and Jeffrey J. Michael, and the officers of 2JM Enterprises, Inc. are Jeffrey J. Michael, President and Treasurer, and James H. Michael, Vice President and Secretary. 4J2R1C Limited Partnership and 2JM Enterprises, Inc. are in the business of real estate, equity and other forms of investment.

    3J2R Limited Partnership is a Minnesota limited partnership. The general partners of 3J2R Limited Partnership are Jeffrey J. Michael, as managing general partner, and 2JM Enterprises, Inc. The directors and officers of 2JM Enterprises, Inc. are identified in the preceding paragraph. 3J2R Limited Partnership is in the business of equity and other forms of investment.

    Set forth below is a brief description of each of the above-named individuals material employment history. Each such person is a citizen of the United States.

    Jeffrey J. Michael, President, Chief Executive Officer and director of Corstar Holdings, Inc., a holding company owning businesses engaged in voice and data connectivity and networking products and services. Mr. Michael has held this position for each of the last five years. Mr. Michael also is a director of Michael Foods.

    James H. Michael, retired. Prior to his retirement in October 1999, he served as Chairman of the Board of ENStar, Inc., a predecessor entity to Corstar Holdings, Inc. From March 1987 to February 1997 he served as the Chairman of Michael Foods board.

    The business address for each of 4J2R1C Limited Partnership, 3J2R Limited Partnership, 2JM Enterprises, Inc., Jeffrey J. Michael and James H. Michael is: c/o Jeffrey Michael, 10851 Louisiana Avenue, South, Bloomington, MN 55438. The telephone number for each of the entities and individuals is (952) 941-3200.

    MARATHON. Marathon is a Delaware limited partnership whose sole general partner is Miltiades LLC, a Delaware limited liability company. The managing member and secretary of Miltiades is Michael S. Israel. The authorized members of Miltiades are Michael D. Goldner, Van Zandt Hawn, Timothy D. Johnson, John L. Morrison, Michael S. Israel, Edward J. Rieckelman and Michael T. Sweeney. Marathon is an affiliate of Goldner Hawn Johnson & Morrison, Incorporated, a Minneapolis-based private equity firm principally engaged in the business of investing and managing their private equity investments.

    Set forth below is a brief description of each of the above-named individuals material employment history and such individual's title at Goldner Hawn Johnson & Morrison, Incorporated. Each such person is a citizen of the United States.

    Michael S. Israel, Managing Director. Mr. Israel has been with Goldner Hawn Johnson & Morrison, Incorporated for each of the last five years.

    Michael D. Goldner, Managing Director. Mr. Goldner has been with Goldner Hawn Johnson & Morrison, Incorporated for each of the last five years.

    Van Zandt Hawn, Managing Director. Mr. Hawn has been with Goldner Hawn Johnson & Morrison, Incorporated for each of the last five years.

    Timothy D. Johnson, Managing Director. Mr. Johnson has been with Goldner Hawn Johnson & Morrison, Incorporated for each of the last five years.

    John L. Morrison, Managing Director. Mr. Morrison has been with Goldner Hawn Johnson & Morrison, Incorporated for each of the last five years.

    Edward J. Rieckelman, Managing Director. Mr. Rieckelman joined Goldner Hawn Johnson & Morrison, Incorporated in 1997. Previously, he was Vice President and Principal at Group One Capital Inc. from 1996 to 1997, and prior to that he was Vice President of Metapoint Partners, L.P. from 1993 to 1996.

    Michael T. Sweeney, Managing Director. Mr. Sweeney joined Goldner Hawn Johnson & Morrison, Incorporated in 2000. Previously, he was President of Starbucks Coffee Company (U.K.), Ltd., from 1998 to 2000, and prior to that he was Chief Executive Officer of Minnesota Pizza Company, L.L.C. from 1995 to 1998.

    The business address for each of Marathon, Miltiades and Messrs. Israel, Goldner, Hawn, Johnson, Morrison, Rieckelman and Sweeney is: 5250 Wells Fargo Center, 90 South Seventh Street, Minneapolis, MN 55402. The telephone number for each of the entities and individuals is (612) 338-5912.

    None of the persons or entities discussed above was, during the past five years, convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was, during the past five years, a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree of final order enjoining further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

                     MARKET PRICES AND DIVIDEND INFORMATION

    Michael Foods common stock is traded on the Nasdaq National Market System under the symbol "MIKL." The following table sets forth the high and low reported sale prices of Michael Foods common stock for each quarter of 2000 and 1999, and the first quarter of 2001 (through January 26).

1999                                               HIGH           LOW
----                                            -----------   ------------
First Quarter.................................  28 3/4        16 11/16
Second Quarter................................  25            18 1/4
Third Quarter.................................  28 1/16       21 3/8
Fourth Quarter................................  27 7/16       22 1/2

2000                                               HIGH           LOW
----                                            -----------   ------------
First Quarter.................................  25 3/4        19 1/8
Second Quarter................................  25 9/16       19 3/8
Third Quarter.................................  26 3/4        21 7/16
Fourth Quarter................................  31            22

2001                                               HIGH           LOW
----                                            -----------   ------------
First Quarter (through January 26)............  30 9/16       29 11/16

    On December 21, 2000, the last trading day prior to the public announcement of the execution of the merger agreement, the high and low reported sales price of Michael Foods common stock was $27.75 and $26.50, respectively. The high and
low reported sales price on             , 2001 (the most recent practicable date
before this proxy statement) was $      and $      , respectively.

    The following table sets forth the regular quarterly cash dividends per share paid on Michael Foods common stock in 2000 and 1999.

                                               2000           1999
                                             --------       --------
First Quarter..............................   $0.07          $0.06
Second Quarter.............................    0.08           0.07
Third Quarter..............................    0.08           0.07
Fourth Quarter.............................    0.08           0.07

    There are no known restrictions on Michael Foods' ability to pay dividends, and Michael Foods expects to pay dividends in the first quarter of 2001. After the merger, Michael Foods will be a private company wholly owned by M-Foods Holdings and it is not anticipated that it will regularly pay dividends.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

    The following table sets forth information as of January 29, 2001 with respect to the beneficial holdings of each person or entity known by Michael Foods to own beneficially more than 5% of Michael Foods' outstanding common stock.

                                                                NUMBER OF SHARES          PERCENT
NAME AND ADDRESS                                              BENEFICIALLY OWNED(1)       OF CLASS
----------------                                              ---------------------       --------
M-Foods Investors, LLC(2)...................................        4,056,212              21.45%
4J2R1C Ltd. Partnership(3)..................................        1,588,489                8.7
3J2R Ltd. Partnership(3)....................................        1,459,514                8.0
AXA Financial, Inc., c/o Sanford C. Bernstein & Co., Inc....        1,023,690                5.6

------------------------

(1) Owned of record and beneficially, except as otherwise noted.

(2) M-Foods Investors, certain of its affiliates, Marathon and the continuing investors may be deemed to beneficially own the shares of Michael Foods common stock indicated above (including 600,016 shares issuable upon the exercise of options exercisable within 60 days of January 29, 2001) by virtue of the irrevocable proxies granted by the continuing investors (other than Messrs. Cook, Sprinkle and Mohr) pursuant to the letter agreements described in this proxy statement. Vestar Capital Partners IV, L.P., as the sole managing member of M-Foods Investors, Vestar Associates IV, L.P., as the general partner of Vestar, and Vestar Associates Corporation IV, as the general partner of Associates, each may be deemed to be a beneficial owner of the same number of shares of common stock of Michael Foods beneficially owned by M-Foods Investors. Vestar, Associates and Vestar Associates Corporation disclaim such beneficial ownership. The address for M-Foods Investors and Vestar, Associates and Vestar Associates Corporation IV is c/o Vestar Capital Partners 1225 Seventeenth Street, Suite 1660, Denver, Colorado 80202.

(3) c/o 10851 Louisiana Ave. S., Bloomington, MN 55438.

    The following table sets forth information as of January 29, 2001 with respect to the beneficial holdings of each director, each named executive officer, and all executive officers and directors as a group.

                                                                NUMBER OF SHARES          PERCENT
NAME OF BENEFICIAL OWNER                                      BENEFICIALLY OWNED(1)       OF CLASS
------------------------                                      ---------------------       --------
Directors:
    Richard A. Coonrod......................................           15,250(2)            *
    Daniel P. Dillon........................................           11,228(3)            *
    Jerome J. Jenko.........................................            9,450(3)            *
    Arvid C. Knudtson.......................................           15,000(4)            *
    Joseph D. Marshburn.....................................           15,750(5)            *
    Jeffrey J. Michael......................................        3,202,660(6)           16.9%
    Margaret D. Moore.......................................           14,200(3)            *
    Gregg A. Ostrander......................................          274,092(7)            1.4
    Arthur J. Papetti.......................................          739,463(8)            3.9
    Stephen T. Papetti......................................          376,850(8)            2.0
Executive Officers:
    John D. Reedy...........................................          102,166(9)            *
    Bill L. Goucher.........................................          101,686(10)           *
    Norman A. Rodriguez.....................................           88,512(11)           *
    Jeffrey M. Shapiro......................................          199,964(12)           1.0
    All Directors and Executive Officers as a Group
      (16 persons)..........................................        5,284,106(13)          27.8

------------------------

   * Less than 1% of Michael Foods' outstanding common stock.

 (1) Owned of record and beneficially, except as otherwise noted.

 (2) Includes 14,250 shares of common stock as to which Mr. Coonrod has the right to acquire beneficial ownership within 60 days by the exercise of options granted to non-employee directors.

 (3) Includes 9,200 shares of common stock as to which Ms. Moore and Messrs. Dillon and Jenko each have the right to acquire beneficial ownership within 60 days by the exercise of options granted to non-employee directors.

 (4) Includes 15,000 shares of common stock as to which Mr. Knudtson has the right to acquire beneficial ownership within 60 days by the exercise of options granted to non-employee directors.

 (5) Includes 14,750 shares of common stock as to which Mr. Marshburn has the right to acquire beneficial ownership within 60 days by the exercise of options granted to non-employee directors.

 (6) Includes 11,500 shares of common stock as to which Mr. Michael has the right to acquire beneficial ownership within 60 days by the exercise of options granted to non-employee directors. Also includes three limited partnership holdings of 1,588,489; 1,459,514; and 136,867 shares of common stock, respectively, two of which are noted in the above Security Ownership table, of which Mr. Michael disclaims beneficial ownership except to the extent of his pecuniary interest as a partner in the limited partnerships' assets. Also includes 730 shares held by a minor child.

 (7) Includes 1,000 shares of common stock held in Mr. Ostrander's Individual Retirement Account and 243,700 shares of common stock as to which Mr. Ostrander has the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (8) Includes 2,000 shares of common stock as to which Messrs. A. Papetti and S. Papetti each have the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (9) Includes 10,000 shares of common stock held for Mr. Reedy's benefit in a Money Purchase Pension (Keogh) Account and 74,990 shares of common stock as to which Mr. Reedy has the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (10) Includes 89,120 shares of common stock as to which Mr. Goucher has the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (11) Includes 13,696 shares of common stock held by Mr. Rodriguez's spouse, 1,668 shares of common stock held in Mr. Rodriguez's Individual Retirement Account, and 45,612 shares of common stock as to which Mr. Rodriguez has the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (12) Includes 3,110 shares of common stock held in Mr. Shapiro's Individual Retirement Account and includes 66,693 shares of common stock as to which Mr. Shapiro has the right to acquire beneficial ownership within 60 days by the exercise of options granted.

 (13) Includes 887 shares of common stock held in two other executive officers' Individual Retirement Accounts, 384 shares held in a Simplified Employee Plan for another executive officer, 72 shares held by a minor child of another executive officer, and 686,615 shares of common stock as to which the executive officers and directors have the right to acquire beneficial ownership within 60 days by the exercise of options granted.

           TRANSACTIONS IN SHARES OF COMMON STOCK BY CERTAIN PERSONS

    There were no transactions in shares of Michael Foods common stock that were effected during the past 60 days by Michael Foods, M-Foods Investors, Vestar Capital Partners IV, L.P., Marathon Fund Limited Partnership IV L.P., Gregg A. Ostrander, John D. Reedy, Bill L. Goucher, James D. Clarkson, Bradley L. Cook, Max Hoffmann, James Mohr, Harold D. Sprinkle, 4J2R1C Limited Partnership, 3J2R Limited Partnership, Miltiades, LLC, Vestar Associates IV, L.P., Vestar Associates Corporation IV, or any of their respective subsidiaries, directors, executive officers or controlling persons. Max Hoffmann and James Mohr participated in the Michael Foods Employee Stock Purchase Plan under which they purchased Michael Foods common stock through regular payroll deductions.

                CERTAIN PURCHASES OF MICHAEL FOODS COMMON STOCK

    The following table indicates, with respect to any purchases of Michael Foods common stock made by Michael Foods or any executive officer, director or affiliate of Michael Foods, since January 1, 1999, the range of prices paid for such stock, the number of shares purchased and the average purchase price for such shares for each quarterly period since January 1, 1999:

                                                       NUMBER OF                  AVERAGE
                                         QUARTERLY      SHARES       RANGE OF     PURCHASE
              PURCHASER                   PERIOD       PURCHASED      PRICES       PRICE
              ---------                   ------       ---------      ------       -----
Michael Foods........................  1/1/99-4/4/99     505,300   $17.64-19.33    $18.47
                                       4/5/99-7/4/99     414,800    21.32-24.00     23.13
                                       1/1/00-4/2/00     609,400    21.54-22.61     22.10
                                       4/3/00-7/2/00   1,500,000          21.77     21.77
Gregg A. Ostrander...................  1/1/99-4/4/99       4,000          18.50     18.50

                             ADDITIONAL INFORMATION

MICHAEL FOODS SHAREHOLDER PROPOSALS

    Michael Foods will hold its 2001 annual meeting of Michael Foods' shareholders only if the merger is not consummated. In the event that the 2001 annual meeting is held, shareholders wishing to submit a proposal to be considered for inclusion in the proxy material for Michael Foods 2001 annual meeting must send it to the Corporate Secretary, Michael
Foods, Inc., 5353 Wayzata Boulevard, Suite 324, Minneapolis, Minnesota 55416. Under the rules of the SEC, proposals must be received by Michael Foods not less than 60 nor more than 90 days prior to the scheduled date of the 2001 annual meeting to be eligible for inclusion in Michael Foods' annual meeting proxy statement, and must comply with all applicable regulations.

    Under Michael Foods' by-laws, notices of director nominations or other shareholder proposals for other business at Michael Foods 2001 annual meeting must be delivered to the Corporate Secretary at the address noted above at least 20 days prior to the scheduled date of the meeting.

OTHER MATTERS

    The board of directors of Michael Foods knows of no other matters to be presented at the special meeting. However, if any other matters properly come before the special meeting, the persons named in the enclosed proxy will vote on such matters in accordance with their best judgment.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

    Michael Foods' consolidated financial statements and financial statement schedule incorporated by reference in this proxy statement from Michael Food's Annual Report on Form 10-K for the year ended December 31, 1999 have been audited by Grant Thornton LLP, independent certified public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein. Representatives of Grant Thornton expect to be present at the special shareholders meeting and while such representatives have stated that they do not plan to make a statement at the meeting, they will be available to respond to appropriate questions from shareholders in attendance.

WHERE YOU CAN FIND MORE INFORMATION

    Michael Foods, Protein Acquisition and M-Foods Holdings, among others, have filed with the SEC a Rule 13e-3 Transaction Statement on Schedule 13E-3 under the Securities Exchange Act of 1934 with respect to the merger. This document does not contain all of the information set forth in the Schedule 13E-3 and its exhibits, certain parts of which are omitted in accordance with the rules and regulations of the SEC. Michael Foods is subject to the informational requirements of the Exchange Act and, accordingly, files reports, proxy statements and other information with the SEC. You may read and copy that information at the following locations of the SEC:

Public Reference Room              New York Regional Office           Chicago Regional Office
450 Fifth Street, N.W.             7 World Trade Center               Citicorp Center
Room 1024                          Suite 1300                         500 West Madison Street
Washington, D.C. 20549             New York, New York 10048           Suite 1400
1-800-SEC-0330                                                        Chicago, Illinois 60661-2511

    You also may obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

    The SEC also maintains an Internet world wide web site that contains reports, proxy statements and other information about issuers, including Michael Foods, that file electronically with the SEC. The address of that site is http://www.sec.gov.

    You also can inspect reports, proxy statements and other information about Michael Foods at the offices of the National Association of Securities Dealers, Inc., Reports Section, 1735 K Street, N.W., Washington, D.C. 20006.

    The SEC allows Michael Foods to "incorporate by reference" information into this proxy statement. This means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this proxy statement, except for any information that is superseded by information that is included directly in this document.

    This proxy statement incorporates by reference the documents listed below that Michael Foods has previously filed with the SEC. The documents contain important information about Michael Foods and its financial condition. Because there is no safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 in connection with a going-private transaction such as the proposed merger, the documents incorporated by reference herein are incorporated exclusive of the language claiming the safe harbor.

       MICHAEL FOODS FILINGS WITH THE SEC                PERIOD
       ----------------------------------                ------
       Annual Report on Form 10-K                        Year ended December 31, 1999

       Quarterly Reports on Form 10-Q                    Quarterly periods ended March 31, 2000,
                                                         June 30, 2000 and September 30, 2000

       Current Reports on Form 8-K                       Filed for events occurring on
                                                         January 20, 2000, February 17, 2000,
                                                         May 22, 2000 and December 21, 2000

    Michael Foods incorporates by reference additional documents that we may file with the SEC between the date of this proxy statement and the date of the Michael Foods shareholders' meeting. Those documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

    Michael Foods has supplied all information contained or incorporated by reference in this proxy statement relating to Michael Foods and its shareholders, M-Foods Holdings has supplied all such information relating to M-Foods Holdings, Protein Acquisition has supplied all such information relating to Protein Acquisition, and Vestar has supplied all such information relating to Vestar.

    You can obtain any of the documents incorporated by reference in this document through Michael Foods or from the SEC's web site at the address described above. Documents incorporated by reference are available from Michael Foods without charge, excluding any exhibits to those documents unless the exhibit is specifically incorporated by reference as an exhibit in this proxy statement. You can obtain documents incorporated by reference in this proxy statement by requesting them in writing or by telephone from Michael Foods at the following address and telephone number:

                               Jeffrey M. Shapiro
                              Corporate Secretary
                             5353 Wayzata Boulevard
                                   Suite 324
                          Minneapolis, Minnesota 55416
                           Telephone: (952) 546-1500

    If you would like to request documents, please do so by,             , 2001,
to receive them before the meeting. Please be sure to include your complete name and address in your request. If you request any incorporated documents, we will mail them to you by first class mail, or another equally prompt means, within one business day after we receive your request.

    Michael Foods has not authorized anyone to give any information or make any representation about the merger or Michael Foods that is different from, or in addition to, that contained in this proxy statement or in any of the materials that we have incorporated into this document. Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this document or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this document does not extend to you. The information contained in this document speaks only as of the date of this document unless the information specifically indicates that another date applies.

FORWARD-LOOKING STATEMENTS

    This proxy statement, including information included or incorporated by reference in this document, contains certain forward-looking statements with respect to the financial condition, results of operations, plans, objectives, future performance and business of Michael Foods, as well as certain information relating to the merger, including, without limitation, statements preceded by, followed by or that include the words "believes," "expects," "anticipates," "estimates" or similar expressions. These forward-looking statements involve certain risks and uncertainties. Actual results may differ materially from those contemplated by such forward-looking statements due to, among others, the following known risks and uncertainties:

    - the level of cost reduction achieved through restructuring;

    - success of new product introductions;

    - failure to achieve success with new technology;

    - the timing of, and synergies achieved through, integration of acquisitions;

    - changes in market conditions or product demand;

    - loss of important customers;

    - fluctuations in commodities markets;

    - fluctuations in raw material costs;

    - currency exchange risk;

    - general economic and business conditions in the markets Michael Foods serves; and

    - actions of competitors which may affect the ability of Michael Foods to obtain orders.

There is no safe harbor for forward-looking statements under the Private Securities Litigation Reform Act of 1995 in connection with a going-private transaction such as the merger. As a result, the reports which are incorporated by reference herein are incorporated exclusive of the language claiming the safe harbor.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER

                                  DATED AS OF
                               DECEMBER 21, 2000
                                  BY AND AMONG

                            M-FOODS HOLDINGS, INC.,
                           PROTEIN ACQUISITION CORP.
                                      AND
                              MICHAEL FOODS, INC.

                               TABLE OF CONTENTS

                                                                                 PAGE
                                                                               --------
ARTICLE 1 THE MERGER.........................................................      1
          1.1    The Merger..................................................      1
          1.2    Closing.....................................................      2
          1.3    Effective Date and Time.....................................      2
          1.4    Effects of the Merger.......................................      2
          1.5    Subsequent Actions..........................................      2
          1.6    Articles of Incorporation...................................      2
          1.7    Bylaws......................................................      2
          1.8    Officers and Directors of Surviving Corporation.............      2
          1.9    Effect on Capital Stock.....................................      3
          1.10   Options.....................................................      3
          1.11   Surrender and Payment.......................................      4
          1.12   Lost Certificates...........................................      5
          1.13   Unclaimed Merger Consideration..............................      5
          1.14   Dissenting Shares...........................................      5

ARTICLE 2 REPRESENTATIONS AND WARRANTIES.....................................      6
          2.1    Representations and Warranties of the Company...............      6
          2.2    Representations and Warranties of Holdings and Merger Sub...     16

ARTICLE 3 COVENANTS RELATING TO CONDUCT OF BUSINESS..........................     19
          3.1    Covenants of the Company....................................     19
          3.2    Advice of Changes; Government Filings.......................     21
          3.3    Financing Related Cooperation...............................     21

ARTICLE 4 ADDITIONAL AGREEMENTS..............................................     22
          4.1    Preparation of the Proxy Statement; Schedule 13E; the
                   Company Shareholders Meeting..............................     22
          4.2    Access to Information.......................................     23
          4.3    Approvals and Consents; Cooperation.........................     23
          4.4    Acquisition Proposals.......................................     24
          4.5    Employee Benefits...........................................     25
          4.6    Fees and Expenses...........................................     25
          4.7    Indemnification; Directors' and Officers' Insurance.........     26
          4.8    Public Announcements........................................     27
          4.9    Further Assurances..........................................     27
          4.10   Disposition of Litigation...................................     27
          4.11   Delisting...................................................     27

ARTICLE 5 CONDITIONS PRECEDENT...............................................     27
          5.1    Conditions to Each Party's Obligation to Effect the
                   Merger....................................................     27
          5.2    Conditions to the Obligations of Holdings and Merger Sub to
                   Effect the Merger.........................................     27
          5.3    Conditions to the Obligations of the Company to Effect the
                   Merger....................................................     28

ARTICLE 6 TERMINATION AND AMENDMENT..........................................     29
          6.1    Termination by Either the Company or Holdings...............     29
          6.2    Termination by Holdings.....................................     29
          6.3    Termination by the Company..................................     30

                                                                                 PAGE
                                                                               --------
          6.4    Effect of Termination.......................................     30
          6.5    Amendment...................................................     31
          6.6    Extension; Waiver...........................................     31

ARTICLE 7 GENERAL PROVISIONS.................................................     32
          7.1    Non-Survival of Representations, Warranties and Agreements;
                   No Other Representations and Warranties...................     32
          7.2    Notices.....................................................     32
          7.3    Interpretation..............................................     33
          7.4    Counterparts................................................     33
          7.5    Entire Agreement; No Third Party Beneficiaries; Liability...     34
          7.6    Governing Law...............................................     34
          7.7    Severability................................................     34
          7.8    Assignment..................................................     34
          7.9    Enforcement.................................................     34

                                CROSS REFERENCES

                                                                SECTION
                                                              -----------
Acquisition Proposal........................................       4.4(e)
Agreement...................................................     Preamble
Articles of Merger..........................................          1.3
Banc of America Bridge......................................       2.2(c)
Bank Commitment Letter......................................       2.2(c)
Bank of America.............................................       2.2(c)
CERCLA......................................................    2.1(n)(i)
Certificate.................................................       1.9(c)
Closing.....................................................          1.2
Closing Date................................................          1.2
Code........................................................       2.1(h)
Commitment Letters..........................................       2.2(c)
Company.....................................................     Preamble
Company Benefit Plans.......................................    2.1(l)(i)
Company Board...............................................     Recitals
Company Common Stock........................................     Recitals
Company Disclosure Schedule.................................          2.1
Company Material Contracts..................................       2.1(r)
Company Participants........................................    2.1(l)(i)
Company Representatives.....................................       4.4(a)
Company SEC Reports.........................................          2.1
Company Shareholders Meeting................................       4.1(a)
Company Voting Debt.........................................  2.1(b)(iii)
Confidentiality Agreement...................................          4.2
Dissenting Shares...........................................         1.14
Effective Date..............................................          1.3
Effective Time..............................................          1.3
Environmental, Health, and Safety Requirements..............   2.1(n)(ii)
ERISA.......................................................    2.1(l)(i)
Exchange Act................................................      1.11(c)
Executive Incentive Plan....................................         1.10
Executive Performance Plan..................................         1.10
Expense Payment.............................................       6.4(b)
Expenses....................................................          4.6
Financing...................................................       2.2(c)
Funds.......................................................      1.11(a)
GAAP........................................................    2.1(d)(i)
Governmental Entity.........................................      1.13(b)
Holdings....................................................     Preamble
Holdings Disclosure Schedule................................          2.2
HSR Act.....................................................  2.1(c)(iii)
Indemnified Parties.........................................       4.7(c)
Indemnified Party...........................................       4.7(c)
Intellectual Property.......................................    2.1(m)(i)
Investors...................................................     Recitals
Leases......................................................    2.1(k)(i)
Liens.......................................................   2.1(b)(ii)
Management Equity Agreements................................     Recitals

                                                                SECTION
                                                              -----------
Marathon....................................................       2.2(c)
Marathon Fund Commitment Letter.............................       2.2(c)
Material Adverse Effect.....................................       2.1(a)
MBCA........................................................          1.1
Merger......................................................     Recitals
Merger Sub..................................................     Preamble
NASDAQ......................................................  2.1(c)(iii)
Option(s)...................................................         1.10
Option Plans................................................         1.10
Ordinary Course.............................................   2.1(d)(ii)
Organizational Documents....................................       2.1(a)
Other Equity Agreements.....................................     Recitals
Owned Real Property.........................................    2.1(k)(i)
Paying Agent................................................      1.11(a)
Permits.....................................................       2.1(f)
Person......................................................      1.11(c)
Price Per Share.............................................       1.9(c)
Proxy Statement.............................................    2.1(e)(i)
Required Approvals..........................................          4.3
Schedule 13E-3..............................................       4.1(c)
SEC.........................................................          2.1
Securities Act..............................................  2.1(c)(iii)
Share Awards................................................    2.1(b)(i)
Special Committee...........................................     Recitals
Special Meeting.............................................       6.1(d)
Subsidiary..................................................    2.1(b)(i)
Superior Proposal...........................................       4.4(f)
Surviving Corporation.......................................          1.1
SWDA........................................................    2.1(n)(i)
Tax, Taxes, Taxable.........................................      1.11(c)
Tax Returns.................................................       2.1(h)
Terminating Company Breach..................................       6.2(b)
Terminating Holdings Breach.................................       6.3(a)
Termination Fee.............................................       6.4(c)
U.S. Bancorp Piper Jaffray..................................       2.1(o)
Vestar......................................................       2.2(c)
Vestar Commitment Letter....................................       2.2(c)
Violation...................................................   2.1(c)(ii)

                          AGREEMENT AND PLAN OF MERGER

    THIS AGREEMENT AND PLAN OF MERGER, dated as of December 21, 2000 (this "AGREEMENT"), by and among M-Foods Holdings, Inc., a Delaware corporation ("HOLDINGS"), Protein Acquisition Corp., a Minnesota corporation and a wholly owned subsidiary of Holdings ("MERGER SUB"), and Michael Foods, Inc., a Minnesota corporation (the "COMPANY").

                              W I T N E S S E T H:

    WHEREAS, Merger Sub and the Company have each determined that it is in their respective best interests for Merger Sub to acquire the Company, upon the terms and subject to the conditions set forth in this Agreement;

    WHEREAS, the respective boards of directors of Holdings, Merger Sub and the Company each have approved this Agreement, the Merger and the other transactions contemplated by this Agreement, with each share of the Company's common stock, par value $0.01 per share (the "COMPANY COMMON STOCK"), issued and outstanding immediately prior to the Effective Time being cancelled, extinguished and converted into and becoming a right to receive a price per share equal to the Price Per Share, subject to the terms and conditions set forth herein;

    WHEREAS, as of the date hereof, (1) certain executives of the Company will enter into letter agreements with M-Foods Investors, LLC, a Delaware limited liability company ("INVESTORS"), pursuant to which such persons agree to execute, immediately prior to the Closing, certain agreements (the "MANAGEMENT EQUITY AGREEMENTS") which will provide for, among other things, (a) the cancellation of a portion of their options to purchase Company Common Stock as of the Effective Date in exchange for rights under a deferred compensation arrangement with Holdings and (b) the purchase of membership interests in Investors by such persons and (2) certain beneficial and record shareholders of the Company will enter into letter agreements with Investors pursuant to which such persons agree to execute, immediately prior to the Closing, certain agreements (the "OTHER EQUITY AGREEMENTS") which will provide that, among other things, such persons will exchange shares of the Company Common Stock they hold for a price per share equal to the Price Per Share and membership interests in Investors;

    WHEREAS, as soon as may be permitted after satisfaction or waiver of the conditions set forth herein, Merger Sub shall be merged with and into the Company (the "MERGER") in accordance with this Agreement and the relevant provisions of the MBCA, and the surviving corporation of the Merger shall be the Company; and

    WHEREAS, the board of directors of the Company (the "COMPANY BOARD"), subsequent to the unanimous recommendation of a special committee of the Company Board (the "SPECIAL COMMITTEE"), has determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of the Company, has declared the Merger and this Agreement to be advisable and has recommended approval of the Merger and adoption of this Agreement by the shareholders of the Company.

    NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, the parties hereto agree as follows:

                                   ARTICLE 1
                                   THE MERGER

    1.1 THE MERGER. Upon the terms and subject to the conditions set forth in this Agreement, Merger Sub shall be merged with and into the Company at the Effective Time. Following the Merger, the separate corporate existence of Merger Sub shall cease and the Company, as a wholly owned subsidiary of Holdings, shall continue as the surviving corporation (the "SURVIVING CORPORATION"). The Merger will be effected pursuant to the provisions of, and with the effect provided in, the Minnesota Business Corporation Act (the "MBCA").

    1.2 CLOSING. The closing of the Merger (the "CLOSING") will take place as soon as practicable, but no later than the fourth business day, after satisfaction or waiver (as permitted by this Agreement and applicable law) of the conditions (excluding conditions that, by their terms, cannot be satisfied until the Closing Date) set forth in ARTICLE 5 (the "CLOSING DATE"), unless another time or date is agreed to in writing by the parties hereto. The Closing shall be held at the offices of Kirkland & Ellis, 200 East Randolph Drive, Chicago, Illinois 60601, unless another place is agreed to in writing by the parties hereto.

    1.3 EFFECTIVE DATE AND TIME. Upon the Closing, the parties shall file with the Secretary of State of the State of Minnesota appropriate articles of merger or other appropriate documents (in any such case, the "ARTICLES OF MERGER") executed in accordance with the relevant provisions of the MBCA and shall make all other filings, recordings or publications required under the MBCA in connection with the Merger. The Merger shall become effective as of the date and time of such filings or such other time after such filings as the parties hereto shall agree to in the Articles of Merger (the "EFFECTIVE TIME"). The date on which the Effective Time shall occur is referred to as the "EFFECTIVE DATE."

    1.4 EFFECTS OF THE MERGER. At the Effective Time, the separate corporate existence of Merger Sub shall cease and the Surviving Corporation shall continue its corporate existence under the laws of the State of Minnesota. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers, immunities and franchises of Merger Sub and the Company shall vest in the Surviving Corporation, and all debts, liabilities, obligations and duties of Merger Sub and the Company shall become the debts, liabilities, obligations and duties of the Surviving Corporation.

    1.5 SUBSEQUENT ACTIONS. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of either of the Company or Merger Sub acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of either the Company or Merger Sub, all such deeds, bills of sale, assignments and assurances and to take, in the name and on behalf of each of such corporations or otherwise, all such other actions and things as may be necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise to carry out the transactions contemplated by this Agreement.

    1.6 ARTICLES OF INCORPORATION. Subject to SECTION 4.7(a), at the Effective Time, the articles of incorporation of the Company (as amended and restated in substantially the form set forth in EXHIBIT A hereto) shall be the articles of incorporation of the Surviving Corporation, until thereafter amended as provided by the MBCA and the provisions of such articles of incorporation.

    1.7 BYLAWS. At the Effective Time, the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall become the bylaws of the Surviving Corporation until thereafter amended as provided by the MBCA, the provisions of the articles of incorporation of the Surviving Corporation and such bylaws.

    1.8 OFFICERS AND DIRECTORS OF SURVIVING CORPORATION. The officers of the Company immediately prior to the Effective Time shall be, from and after the Effective Time, the officers of the Surviving Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer. The directors of Merger Sub immediately prior to the Effective Time shall be, from and after the Effective Time, the directors of the Surviving Corporation, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified, as the case may be.

    1.9 EFFECT ON CAPITAL STOCK. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of the Company Common Stock or any shares of capital stock of Merger Sub:

        (a) CAPITAL STOCK OF MERGER SUB. Each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable share of common stock, par value $.01 per share, of the Surviving Corporation.

        (b) CANCELLATION OF TREASURY STOCK; MERGER SUB-OWNED STOCK. Each share of the Company Common Stock that is issued and outstanding immediately prior to the Effective Time and owned by Merger Sub or by the Company or any direct or indirect wholly owned subsidiary of the Company, shall be cancelled, extinguished and retired, and no payment of any consideration shall be made with respect thereto.

        (c) COMPANY COMMON STOCK. Each share of the Company Common Stock issued and outstanding immediately prior to the Effective Time (other than shares to be cancelled in accordance with SECTION 1.9(b) and any Dissenting Shares) will, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive $30.10 in cash per share of Company Common Stock without any interest thereon (the "PRICE PER SHARE"), subject to appropriate adjustment for any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange with respect to the Company Common Stock occurring before the Effective Time. As of the Effective Time, all such shares of the Company Common Stock shall no longer be outstanding and shall automatically be cancelled and retired and shall cease to exist, and each holder of a stock certificate which immediately prior to the Effective Time represented any such shares of the Company Common Stock (a "CERTIFICATE") shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of such Certificates as provided in SECTION 1.11, the Price Per Share in cash.

    1.10 OPTIONS. Except as may be otherwise agreed in writing between the Company and any holder of any Option (as hereinafter defined), upon the consummation of the Merger, each option to acquire Company Common Stock outstanding immediately prior to the Effective Time under the Company's 1994 Executive Incentive Plan, as amended (the "EXECUTIVE INCENTIVE PLAN"), the Company's 1997 Stock Incentive Plan, as amended, the Company's 1994 Executive Performance Stock Award Plan, as amended (the "EXECUTIVE PERFORMANCE PLAN"), the Company's 1987 Non-Qualified Stock Option Plan, as amended and the Company's Stock Option Plan for Non-Employee Directors, as amended (such plans referred to herein as the "OPTION PLANS"), whether vested or unvested (each, an "OPTION," collectively, the "OPTIONS"), shall automatically become immediately vested and exercisable and each holder of an Option shall have the right to receive from the Surviving Corporation a cash payment (less applicable federal, state and local withholding taxes) in an aggregate amount equal to the difference, if any, between the Price Per Share less the applicable exercise price per share of Company Common Stock applicable to such Option for all Company Common Stock subject to the Option as expressly stated in the applicable Option Plan, stock option agreement or other agreement. Options with an exercise price equal to or greater than the Price Per Share will be cancelled without any consideration. The Company shall use its reasonable best efforts (including, without limitation, giving requisite notices to holders of Options advising them of such accelerated vesting and rights pursuant to this SECTION 1.10) to fully advise holders of Options of their rights under this Agreement and the Options, to facilitate their timely exercise of such rights and to effectuate the provisions of this SECTION 1.10. From and after the Effective Time, other than as expressly set forth in this SECTION 1.10, no holder of an Option shall have any other rights in respect thereof other than to receive payment for his or her Options as set forth in this SECTION 1.10, and the Company shall take all necessary actions to terminate effective as of the Effective Time the Company's Option Plans, stock option agreements and similar arrangements.

    1.11  SURRENDER AND PAYMENT.

    (a) PAYING AGENT. Before the Effective Time, Holdings shall designate a bank or trust company reasonably acceptable to the Company to act as agent for the record holders of shares of the Company Common Stock in connection with the Merger (the "PAYING AGENT"). At or before the Effective Time, Holdings will deposit, or cause Merger Sub to deposit, as applicable, in trust for the benefit of the holders of Certificates with the Paying Agent immediately available funds (the "FUNDS") in an amount necessary to make the payments for the shares of the Company Common Stock contemplated by this Agreement on a timely basis. The Paying Agent will be authorized, at the request of Holdings, to invest any Funds held by it in (i) investment grade money market instruments, (ii) direct obligations of the United States of America, (iii) obligations for which the full faith and credit of the United States of America is pledged to provide for the payment of principal and interest, (iv) commercial paper rated the highest quality by either Moody's Investors Services, Inc. or Standard & Poor's Corporation or (v) certificates of deposit, bank repurchase agreements or bankers' acceptances of commercial banks with capital exceeding $10 billion, in each case having maturities not to exceed 30 days and as designated by Holdings, with any interest earned thereon being paid to Holdings at the earlier of
(A) payment in full of the aggregate Price Per Share to all record holders of Company Common Stock immediately prior to the Effective Time of the Merger and
(B) 180 days after the Effective Time; provided that no loss on investments made pursuant to this SECTION 1.11(a) shall relieve Holdings of its obligations to pay the Price Per Share to all record holders of Company Common Stock as provided in ARTICLE 1 of this Agreement.

    (b) SURRENDER OF CERTIFICATES. Promptly (and in any event not later than five (5) business days) after the Effective Time, Holdings and the Surviving Corporation will cause the Paying Agent to mail and/or make available to each record holder of Certificates that immediately prior to the Effective Time represented shares of the Company Common Stock (other than holders of Certificates representing Dissenting Shares or representing shares covered by
SECTION 1.9(b)), a notice and letter of transmittal and instructions in standard form for use in effecting the surrender of all Certificates held by such record holder.

    (c) PAYMENT PROCEDURES. Upon surrender to the Paying Agent of a Certificate, together with such letter of transmittal duly executed and completed, the Paying Agent shall pay to the holder of such Certificate the aggregate Price Per Share attributable to the number of shares of the Company Common Stock represented by such Certificate, and such Certificate will then be cancelled. Until surrendered in accordance with the provisions of this
SECTION 1.11, each Certificate (other than Certificates representing Dissenting Shares and Certificates representing shares covered by SECTION 1.9(b)) will represent for all purposes only the right to receive the aggregate Price Per Share relating thereto. No interest shall accrue or be paid in respect of cash payable upon the surrender of Certificates. After the Effective Time, holders of Certificates shall cease to have any rights as shareholders of the Company, except as provided herein or under applicable state corporation law. If any payment of cash in respect of cancelled shares of the Company Common Stock is to be paid to a Person other than the registered holder of the shares represented by the Certificate or Certificates surrendered in exchange therefor, it shall be a condition to such payment that the Certificate or Certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Paying Agent any transfer or other Taxes required as a result of such payment to a Person other than the registered holder of such shares or establish to the satisfaction of the Paying Agent that such Tax has been paid or is not payable. Any consideration otherwise payable pursuant to this Agreement shall be subject to all applicable federal, state and local Tax withholding requirements. For purposes of this Agreement, "TAX" (including, with correlative meaning, the terms "TAXES" and "TAXABLE") means all federal, state, local and foreign income, profits, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, transfer, employment, unemployment disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or assessments of any nature whatsoever, together with all interest, penalties, fines and additions to tax imposed with respect to such amounts and any interest in respect of such penalties and additions to tax. For purposes of this Agreement, "PERSON" means an individual, corporation, partnership, limited liability company association, trust, unincorporated organization, entity or group (as defined in the Securities and Exchange Act of 1934, as amended (the "EXCHANGE ACT")).

    (d) NO TRANSFER. After the Effective Time, there will be no transfers of shares of the Company Common Stock recorded on the stock transfer books of the Surviving Corporation. If, after the Effective Time, Certificates are presented to the Paying Agent or the Surviving Corporation for any reason they will be cancelled and exchanged for the Price Per Share as provided in SECTION 1.13(a) below.

    1.12 LOST CERTIFICATES. If any Certificate has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent shall issue in exchange for such lost, stolen or destroyed Certificate the Price Per Share due to such Person as provided in SECTION 1.13(a) of this Agreement.

    1.13  UNCLAIMED MERGER CONSIDERATION.

    (a) TRANSFER TO SURVIVING CORPORATION. Any portion of the Funds made available to the Paying Agent pursuant to SECTION 1.11(a) that remain unclaimed by holders of Certificates that immediately prior to the Effective Time represented shares of Company Common Stock for 180 days after the Effective Time will be transferred to the Surviving Corporation upon demand. Any holder of Certificates who has not theretofore complied with this ARTICLE 1 will thereafter look only to the Surviving Corporation for payment of the Price Per Share in accordance with this Agreement upon surrender of such Certificates.

    (b) NO ESCHEAT OF REMAINING FUNDS. None of Holdings, Merger Sub, the Company or the Paying Agent will be liable to any Person in respect of any cash delivered from the Funds to a public official pursuant to any applicable abandoned property, escheat or similar law. If any Certificates have not been surrendered before seven years after the Effective Time (or immediately before such earlier date on which any payment pursuant to this SECTION 1.13 would otherwise escheat to or become the property of any Governmental Entity), the aggregate Price Per Share payable in respect to such Certificates will, unless otherwise provided by applicable law, become the property of the Surviving Corporation, free and clear of all claims or interest of any Person previously entitled thereto. For purposes of this Agreement, "GOVERNMENTAL ENTITY" means any supranational, foreign, national, state, municipal or local government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing or other governmental or quasi-governmental authority.

    (c) MERGER CONSIDERATION. Any portion of the Funds made available to the Paying Agent pursuant to SECTION 1.11(a) to pay the Price Per Share for shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time for which appraisal rights have been perfected shall be returned to Holdings, upon demand.

    1.14 DISSENTING SHARES. Notwithstanding SECTION 1.9 hereof, shares of the Company Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has not voted in favor of the Merger or consented thereto in writing and who has properly demanded and perfected such holder's right to dissent from the Merger and to be paid the fair value of such shares in accordance with Sections 302A.471 and 302A.473 of the MBCA (and who has neither effectively withdrawn nor lost his right to dissent) ("DISSENTING SHARES"), shall not be converted into a right to receive cash pursuant to SECTION 1.9, and the holder thereof shall be entitled to only such rights as are granted by the MBCA. If after the Effective Time such holder fails to perfect or withdraws or otherwise loses his right to dissent, such shares of Company Common Stock shall be treated as if they had been converted as of the Effective Time into the right to receive cash as provided in SECTION 1.9, without interest thereon. The Company shall give Holdings reasonably prompt notice of any demands for payment received by the Company under Sections 302A.471 and 302A.473 of the MBCA, and Holdings shall have the right to participate in all negotiations and proceedings with respect to such demands. The Company shall not, except with the prior written consent of Holdings, make any payment with respect to, or settle or offer to settle, any such demands.

                                   ARTICLE 2
                         REPRESENTATIONS AND WARRANTIES

    2.1 REPRESENTATIONS AND WARRANTIES OF THE COMPANY. Except as set forth in the Company Disclosure Schedule delivered by the Company to Holdings at or prior to the execution and delivery of this Agreement (the "COMPANY DISCLOSURE SCHEDULE") (the Company Disclosure Schedule is arranged by sections corresponding to the lettered and numbered sections contained in this
SECTION 2.1 and the disclosure in any one section of the Company Disclosure Schedule shall qualify only that particular section of this SECTION 2.1 unless a cross-reference is made to another lettered or numbered section to which such disclosure also qualifies or the context of such disclosure makes it reasonably clear, if read in the context of such other lettered or numbered section, that such disclosure affects or modifies such other lettered or numbered section) or any reports, schedules, forms, statements and other documents required to be filed by the Company with the Securities and Exchange Commission (the "SEC") since December 31, 1997 through the date of this Agreement, including all exhibits thereto (the "COMPANY SEC REPORTS"), the Company represents and warrants to Holdings and Merger Sub:

        (a) ORGANIZATION, STANDING AND POWER. Each of the Company and each of its Subsidiaries (i) has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization, (ii) is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, (iii) has all requisite corporate power and authority to own or lease and operate its properties and assets, and to carry on its business as now conducted and (iv) has obtained all licenses, permits, franchises and other governmental authorizations necessary to the ownership or operation of its properties or the conduct of its business as now conducted, except, in the cases of clauses (i) (with respect to Subsidiaries only), (ii), (iii) and (iv), as would not reasonably be expected to have a Material Adverse Effect on the Company. For purposes of this Agreement, "MATERIAL ADVERSE EFFECT" means, with respect to any entity, any adverse change, circumstance or effect that, individually or aggregated with other changes, circumstances and effects, is materially adverse to the business, operations, cash flows, assets, liabilities, condition (financial or otherwise), or results of operations of such entity and its Subsidiaries taken as a whole. True and complete copies of the Organizational Documents, as amended and currently in force, and all corporate minute books and records of the Company and each of its Subsidiaries have been furnished by the Company to Holdings for inspection to the extent requested by Holdings. For purposes of this Agreement, "ORGANIZATIONAL DOCUMENTS" means, with respect to any entity, the certificate of incorporation, bylaws and/or other similar governing documents of such entity.

        (b)  CAPITAL STRUCTURE.

           (i) The authorized capital stock of the Company consists solely of
       (A) 40,000,000 shares of the Company Common Stock, of which 18,289,484 shares are outstanding as of December 20, 2000, and (B) 10,000,000 shares of undesignated shares, of which no shares are outstanding. All issued and outstanding shares of the Company Common Stock are duly authorized, validly issued, fully paid and nonassessable, and were not issued in violation of any preemptive rights. No Subsidiary of the Company owns any capital stock of the Company. There are no outstanding options, warrants or other rights (including preemptive rights) to acquire capital stock of the Company other than Options representing in the aggregate the right to purchase 1,814,915 shares (all of which have a per share exercise price that is less than the Price Per Share) of the Company

       Common Stock under the Option Plans and share awards outstanding under the Executive Incentive Plan and Executive Performance Plan (the "SHARE AWARDS"). SECTION 2.1(b)(i) OF THE COMPANY DISCLOSURE SCHEDULE identifies, as of the date indicated thereon, the holder of each outstanding Option, the number of shares of Company Common Stock issuable upon exercise of each Option and the exercise price and expiration date thereof. SECTION 2.1(b)(i) OF THE COMPANY DISCLOSURE SCHEDULE also identifies as of the date indicated thereon, the number of shares of Company Common Stock subject to the Share Awards and the recipients thereof. For purposes of this Agreement, "SUBSIDIARY" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting and economic interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

           (ii) All of the issued and outstanding shares of capital stock of the Company's Subsidiaries are duly authorized, validly issued, fully paid and nonassessable and are owned directly or indirectly by the Company free and clear of any liens, claims, encumbrances, restrictions, preemptive rights or any other claims of any third party ("LIENS"). Except for the capital stock of its Subsidiaries, the Company does not own, directly or indirectly, any capital stock or other ownership interest in any Person.

          (iii) No bonds, debentures, notes or other indebtedness of the Company having, or convertible into other securities having, the right to vote on any matters on which shareholders may vote ("COMPANY VOTING DEBT") are issued or outstanding.

           (iv) Except for the Options and the Share Awards, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which the Company or any of its Subsidiaries is a party or by which any of them is bound obligating the Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of the Company or any of its Subsidiaries or obligating the Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. There are no outstanding obligations of the Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of the Company or its Subsidiaries. There is no voting trust or other agreement or understanding to which the Company or any of its Subsidiaries is a party or is bound, or, to the knowledge of the Company, to which any shareholder of such entity is a party or is bound, with respect to the voting of the capital stock or other voting securities of the Company or any of its Subsidiaries, other than agreements contemplated by this Agreement. The Company has the ability to effect any action requiring the approval of the shareholders of any of its Subsidiaries and to designate all of the members of the board of directors of each of its Subsidiaries.

        (c)  AUTHORITY; NO CONFLICTS.

           (i) The Company has all requisite corporate power and corporate authority to execute and deliver this Agreement and, subject to the adoption of this Agreement by the requisite vote of the holders of the Company Common Stock, to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Company, subject in the case of the consummation of the Merger to any required adoption of this Agreement by the holders of the Company Common Stock. Subject to the adoption of this Agreement by the requisite vote of the holders of the Company Common Stock, this Agreement has been duly executed and delivered by the Company and (assuming the due authorization and valid execution and delivery of this Agreement by Holdings and Merger Sub) constitutes a valid and binding agreement of the Company, enforceable against it in accordance with its terms.

           (ii) The execution and delivery of this Agreement by the Company does not or will not, as the case may be, and the consummation by the Company of the transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any material obligation or the loss of a material benefit under, or the creation of a Lien on any assets pursuant to (any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, a "VIOLATION"): (A) any provision of the Organizational Documents of the Company or any of its Subsidiaries or (B) except for such Violations as would not reasonably be expected to have a Material Adverse Effect on the Company or impair the ability of the Company to perform its material obligations under this Agreement or delay in any material respect or prevent the consummation of the Merger, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in
       SECTION 2.1(c)(iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license binding upon or held by the Company or any Subsidiary or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to the Company, its Subsidiaries or their respective properties or assets.

          (iii) No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to the Company or any of its Subsidiaries in connection with the execution and delivery of this Agreement by the Company or the consummation by the Company of the transactions contemplated hereby, except for those required under or in relation to
       (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR ACT"), (B) state securities or "blue sky" laws, (C) the Securities Act of 1933, as amended (the "SECURITIES ACT"), (D) the Exchange Act, (E) the MBCA with respect to the filing and recordation of appropriate articles of merger or other documents, (F) rules and regulations of the NASDAQ National Market ("NASDAQ") and (G) any applicable federal and state laws governing the transfer of food processing and distribution facilities subject to licensing or permit requirements, inspection agreements, and similar facility-wide approvals (including, but not limited to, the Egg Products Inspection Act and the Minnesota Consolidated Food Licensing Law).

        (d)  REPORTS AND FINANCIAL STATEMENTS.

           (i) The Company has filed all required Company SEC Reports. None of the Company's Subsidiaries is required to file any form, report or other document with the SEC. None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. Each of the financial statements (including the related notes) included in the Company SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of the Company and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles ("GAAP") consistently applied during the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal year-end adjustments and exceptions permitted by Form 10-Q under the Exchange Act. Since December 31, 1999, there has been no material change in the Company's accounting methods or principles except as described in the notes to the consolidated financial statements of the Company contained in the Company SEC Reports. All of such Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

           (ii) Except as set forth in the consolidated balance sheets (and notes thereto) of the Company and its consolidated Subsidiaries included in the Company SEC Reports, and except for liabilities or obligations incurred in the Ordinary Course or in connection with the transactions contemplated by this Agreement since September 30, 2000, neither the Company nor any of its Subsidiaries has incurred any liabilities or obligations of any nature which would reasonably be expected to have a Material Adverse Effect on the Company. For purposes of this Agreement, "ORDINARY COURSE" means, with respect to any entity, any actions taken in the regular and ordinary course of that entity's business, consistent in all material respects with past practices.

        (e)  INFORMATION SUPPLIED.

           (i) None of the information supplied or to be supplied by the Company in writing specifically for inclusion or incorporation by reference in
       (A) the proxy or information statement related to the meeting of the Company's shareholders to be held in connection with the Merger and the transactions contemplated by this Agreement (the "PROXY STATEMENT") or
       (B) the Schedule 13E-3 will, (1) at the respective times such documents are filed, and, with respect to the Proxy Statement when first published, sent or given to the shareholders of the Company, contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they are made, not misleading or (2) in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders Meeting and at the Effective Time, contain an untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to any solicitation of proxies for the Company Shareholders Meeting which shall have become false or misleading. The Proxy Statement when filed will comply as to form in all material respects with the applicable requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

           (ii) Notwithstanding the foregoing provisions of this
       SECTION 2.1(e), no representation or warranty is made by the Company with respect to (A) statements made or incorporated by reference in the Proxy Statement and the Schedule 13E-3 based on information supplied by Holdings or Merger Sub for inclusion or incorporation by reference therein or (B) any forward-looking information which may have been supplied by the Company and incorporated into the Proxy Statement or the
       Schedule 13E-3.

        (f) COMPLIANCE WITH APPLICABLE LAWS; REGULATORY MATTERS. The Company and its Subsidiaries hold all permits, licenses, certificates, franchises, registrations, variances, exemptions, orders and approvals of all Governmental Entities ("PERMITS") which are necessary to each of them to own, lease and operate its properties or to carry on its business as now being conducted, except for such failures to have received such Permits as would not reasonably be expected to have a Material Adverse Effect on the Company. The Company and its Subsidiaries and the Owned Real Property and the Leases are in compliance with the terms of such Permits, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on the Company. The businesses of the Company and its Subsidiaries are not being and have not been conducted in violation of any law, ordinance, regulation, judgment, decree, injunction, rule or order of any Governmental Entity, except for violations which would not reasonably be expected to have a Material Adverse Effect on the Company. No investigation by any Governmental Entity with respect to the Company or any of its Subsidiaries is pending or, to the knowledge of the Company, threatened, other than investigations which would not reasonably be expected to have a Material Adverse Effect on the Company.

        (g) LITIGATION. There is no litigation, arbitration, grievance, claim, suit, action, investigation or proceeding pending or, to the knowledge of the Company, threatened, against or affecting the Company or any of its Subsidiaries or any of their respective assets which would reasonably be expected to have a Material Adverse Effect on the Company. There is no judgment, award, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against the Company or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect on the Company.

        (h) TAXES. (i) The Company and each of its Subsidiaries have duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them, and all such filed Tax Returns are complete and accurate in all material respects,
    (ii) the Company and each of its Subsidiaries have paid all Taxes that are required to be paid in respect to the periods covered by such returns whether or not shown on such filed Tax Returns or that the Company or any of its Subsidiaries are obligated to withhold from amounts owing to any shareholder, employee, creditor or third party, except with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP as reflected in the most recent consolidated balance sheet or for such amounts that would not reasonably be expected to have a Material Adverse Effect on the Company, (iii) there are no pending or, to the knowledge of the Company, threatened audits, examinations, investigations or other proceedings in respect of Taxes or Tax matters relating to the Company or any of its Subsidiaries which, if determined adversely to the Company or any of its Subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company,
    (iv) there are no deficiencies or claims for any Taxes that have been proposed, asserted or assessed against the Company or any of its Subsidiaries which, if such deficiencies or claims were finally resolved against the Company or any of such Subsidiaries, would reasonably be expected to have a Material Adverse Effect on the Company, (v) there are no material Liens for Taxes upon the assets of the Company or any of its Subsidiaries, other than Liens for current Taxes not yet due and payable and Liens for Taxes that are being contested in good faith by appropriate proceedings and (vi) none of the Company or its Subsidiaries has made an election under Section 341(f) of the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder (the "CODE"). Neither the Company nor any of its Subsidiaries has been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the past five years. Neither the Company nor any of its Subsidiaries is a party to, bound by or has any obligation under, any Tax sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person (other than contracts or arrangements entered into with employees, consultants or independent contractors or in connection with purchase or sale agreements or sale leasebacks, which contracts and arrangements would not reasonably be expected to have a Material Adverse Effect on the Company). The Company and its Subsidiaries (A) are not, and have not been, a member of an affiliated group filing a consolidated federal income Tax Return other than a group the common parent of which is the Company and (B) have no liability for Taxes of any Person under Treasury Regulation 1.1502-6(a) (or any similar provision of state, local or foreign law), or as a transferee or successor, by contract or otherwise. No claim has ever been made by a taxing authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that such Person is or may be subject to taxation by such jurisdiction which, if determined adversely to the Company or such Subsidiary, would reasonably be expected to have a Material Adverse Effect on the Company. None of the Company or its Subsidiaries has consented to extend the time, or is the beneficiary of any extension of time, in which any Tax may be assessed or collected by any taxing authority. None of the Company or its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any
    (i) change in method of accounting for a taxable period ending on or prior to the Closing Date under Code Section 481(c) (or any corresponding or similar provision of state, local or foreign income Tax law), (ii) "closing agreement" as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law),
    (iii) deferred intercompany gain or any excess loss account described in Treasury Regulations under Code Section 1502 (or any corresponding or similar provision of state, local or foreign income Tax law) or
    (iv) installment sale made prior to the Closing Date. For purposes of this Agreement, "TAX RETURN" means all returns and reports (including elections, claims, declarations, disclosures, schedules, estimates, computations and information returns) required to be supplied to a Tax authority in any jurisdiction relating to Taxes, including any amendments thereof.

        (i) ABSENCE OF CERTAIN CHANGES OR EVENTS. Since September 30, 2000 other than in connection with or arising out of this Agreement and the transactions contemplated hereby, the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course and there has not been (i) any condition, event or occurrence which has had or would reasonably be expected to have a Material Adverse Effect on the Company or
    (ii) any action which, if it had been taken after the date hereof, would have required Holdings' consent under SECTION 3.1.

        (j) VOTE REQUIRED. The affirmative vote of the holders of a majority of the voting power of all shares of the Company Common Stock entitled to vote is the only vote of the holders of any class or series of the capital stock of the Company necessary to approve this Agreement and the transactions contemplated hereby.

        (k)  REAL PROPERTY.

           (i) SECTION 2.1(k)(i) OF THE COMPANY DISCLOSURE SCHEDULE sets forth the street address of each parcel of real property owned by the Company or one of its Subsidiaries, the "OWNED REAL PROPERTY"). The Company and its Subsidiaries have good and marketable fee simple title to the Owned Real Property, free and clear of all Liens, except where such impairment to title would not reasonably be expected to have a Material Adverse Effect on the Company. SECTION 2.1(k)(i) OF THE COMPANY DISCLOSURE SCHEDULE sets forth a true and complete list of all leases, subleases, licenses and other agreements (true and correct copies of which have been delivered to Holdings) pursuant to which the Company and its Subsidiaries occupy and use any real property (the "LEASES"). The Leases are in full force and effect in all material respects, free and clear of all Liens, except for such exceptions as would not reasonably be expected to have a Material Adverse Effect on the Company. To the best knowledge of the Company, no parties to the Leases are in material breach or default of such leases.

           (ii) Neither the Company nor any of its Subsidiaries is obligated under or bound by any agreement, option, right of first refusal, purchase contract, or other contractual right to sell, lease or dispose of any Owned Real Property or any portions thereof or interests therein which property, portions and interests, individually or in the aggregate, are material to the conduct of the business of the Company or its Subsidiaries as currently conducted. Neither the Company nor any of its Subsidiaries or any affiliates of any of the foregoing has an ownership, financial or other interest in the landlord under any of the Leases which exceeds a 50% ownership, financial or other interest in such landlord. The Owned Real Property and the Leases comprise all of the real property used in the Company's and its Subsidiaries' business.

        (l)  EMPLOYEE BENEFIT PLANS; LABOR MATTERS.

           (i) SECTION 2.1(l)(i) OF THE COMPANY DISCLOSURE SCHEDULE contains a true and complete list of each written material (a) employee benefit plan, policy and program (including, without limitation, each "employee benefit plan," within the meaning of Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and each "multiemployer plan" within the meaning of Section 3(37) of ERISA) sponsored, maintained or contributed to by the Company or any of its Subsidiaries for the benefit of employees, directors, consultants or independent contractors and (b) benefit arrangement and contract between the Company or its Subsidiaries and any current or former employees (which have or have had an annual base salary of more than $100,000), directors, consultants and independent contractors, under which any such current or former employee, director, consultant or independent contractor of the Company or any of its Subsidiaries (the "COMPANY PARTICIPANTS") has any present or future right to material benefits (collectively, the "COMPANY BENEFIT PLANS").

           (ii) (a) Each of the Company Benefit Plans has been established, operated and administered in compliance with applicable law, including but not limited to ERISA and the Code, except where such noncompliance would not reasonably be expected to have a Material Adverse Effect on the Company, (b) each of the Company Benefit Plans intended to be "qualified" within the meaning of Section 401(a) of the Code has received a favorable determination letter from the Internal Revenue Service to such effect and the Company knows of no event that would cause the disqualification of any such Company Benefit Plan, (c) no Company Benefit Plan provides welfare or insurance benefits (whether or not insured) to Company Participants or their dependents or beneficiaries beyond the Company Participant's termination of employment or termination of service of non-employees with the Company or any of its Subsidiaries, which benefits would reasonably be expected to have a Material Adverse Effect on the Company, other than coverage mandated by applicable law or benefits the full cost of which is borne by the Company Participant (or his or her dependent or beneficiary), (d) neither the Company nor any Subsidiary nor any other entity, that together with the Company or any Subsidiary is treated as a single employer under Section 414 of the Code, maintains, contributes to, or has any material liability with respect to a "multiemployer plan," as such term is defined in Section 3(37) or 4001 of ERISA, nor does such entity have any pension benefit plan subject to
       Section 412 of the Code or Title IV of ERISA, (e) neither the Company nor any of its Subsidiaries have engaged in a transaction with respect to any Company Benefit Plan which to the Company's knowledge subjects such entity to either a civil penalty assessed pursuant to Sections 502(i) or 502(e) of ERISA or a Tax imposed pursuant to Section 4975 or 4976 of the Code, in each case which penalty or Tax would reasonably be expected to have a Material Adverse Effect on the Company, (f) to the knowledge of the Company, there are no pending or threatened claims (other than routine claims for benefits) by, on behalf of or against any of the Company Benefit Plans or any trusts related thereto, which would reasonably be expected to have a Material Adverse Effect on the Company,
       (g) no event has occurred and no condition exists that to the Company's knowledge would subject the Company or any of its Subsidiaries to any Tax, fine, lien, penalty or other liability (other than liabilities incurred in the ordinary course of the plan's operations that are reflected in the Company's financial statements) with respect to any Company Benefit Plan imposed by ERISA or the Code, which would reasonably be expected to have a Material Adverse Effect on the Company and (h) all material contributions or other material amounts payable by the Company or any of its Subsidiaries as of the Effective Time with respect to any Company Benefit Plan in respect of current or prior plan years which are required to be reflected in the Company's financial statements in accordance with GAAP have been, in all material respects, paid or accrued in accordance with GAAP.

          (iii) Except as provided pursuant to this Agreement, neither the execution, delivery or performance of this Agreement by the Company nor the consummation by the Company of the transactions contemplated hereby shall (a) result in any payment becoming due to any Company Participant,
       (b) increase any benefits otherwise payable under any Company Benefit Plan, (c) result in any acceleration of the time of payment or vesting of any benefits under any Company Benefit Plan or (d) violate the provisions of any agreement between a Company Participant and the Company or any of its Subsidiaries, except in each case where such payment, increase, acceleration or violation would not reasonably be expected to have a Material Adverse Effect on the Company.

           (iv) (a) Neither the Company nor any of its Subsidiaries is a party to any collective bargaining or other labor union contract and no collective bargaining agreement is being negotiated by the Company or any of its Subsidiaries, (b) there is no pending or to the knowledge of the Company, threatened labor dispute, strike, work stoppage, lockout or other labor controversy involving the Company or any of its Subsidiaries which may interfere with the respective business activities of the Company or any of its Subsidiaries, except where such dispute, strike or work stoppage would not reasonably be expected to have a Material Adverse Effect on the Company nor has the Company or any of its Subsidiaries experienced any such labor controversy within the past three years,
       (c) there is no pending or, to the knowledge of the Company, threatened action, complaint, arbitration, proceeding or investigation against the Company or any of its Subsidiaries by or before (or that could be brought before) any court, governmental agency, administrative agency, board, commission or arbitrator brought by or on behalf of any prospective, current or former employee, labor organization or other representative of employees of the Company or any of its Subsidiaries which would reasonably be expected to have a Material Adverse Effect on the Company
       (d) the Company and its Subsidiaries are in compliance with all applicable laws, agreements, and policies relating to employment, employment practices and terms and conditions of employment except where such noncompliance would not reasonably be expected to have a Material Adverse Effect on the Company and (e) neither the Company nor any of its Subsidiaries has closed any plant or facility, effectuated any layoffs of employees or implemented any early retirement, separation or window program within the past year, nor has the Company or any of its Subsidiaries planned or announced any such action or program for the future.

        (m)  INTELLECTUAL PROPERTY.

           (i) The Company or one of its Subsidiaries owns, or has the right to use, pursuant to written license agreements set forth on SECTION 2.1(m) OF THE COMPANY DISCLOSURE SCHEDULE, free and clear of all liens, security interests or other encumbrances, all trademarks, tradenames, service marks, Internet domain names, trade dress, patents, patent applications or other applications for registration of intellectual property, copyrights, technology, software, know-how, trade secrets and processes used by the Company or any of its Subsidiaries in their respective businesses as presently conducted or necessary therefor (the "INTELLECTUAL PROPERTY"), except for those the failure to own or have such legal right to use as would not reasonably be expected to have a Material Adverse Effect on the Company.

           (ii) No claim has been asserted and is pending by any Person challenging the use of any such Intellectual Property or the validity or effectiveness of any such Intellectual Property, except for such matters as would not reasonably be expected to have a Material Adverse Effect on the Company.

          (iii) The conduct of the Company's and its Subsidiaries' businesses does not infringe on the intellectual property or other rights of any Person, except for such claims and infringements that would not reasonably be expected to have a Material Adverse Effect on the Company.

           (iv) To the Company's knowledge, no third party has infringed any of the Intellectual Property, except for such infringements as would not reasonably be expected to have a Material Adverse Effect on the Company.

           (v) Except to the extent that it would not reasonably be expected to have a Material Adverse Effect on the Company, the owners of any Intellectual Property licensed to the Company have taken all reasonably necessary and desirable actions to maintain and protect such Intellectual Property.

        (n)  ENVIRONMENTAL, HEALTH, AND SAFETY MATTERS.

           (i) Except as would not reasonably be expected to have a Material Adverse Effect on the Company, each of the Company and its Subsidiaries has complied and is in compliance with all Environmental, Health, and Safety Requirements, including, without limitation, all permits, licenses and other authorizations that are required pursuant to Environmental, Health, and Safety Requirements for the occupation of its facilities and the operation of its business. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, none of the Company or its Subsidiaries has received any notice, report or other information regarding any actual or alleged violation of Environmental, Health, and Safety Requirements, or any liabilities or potential liabilities (whether accrued, absolute, contingent, unliquidated or otherwise), including any investigatory, remedial or corrective obligations, relating to any of them or its facilities arising under Environmental, Health, and Safety Requirements. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, none of the Company, its Subsidiaries, or their respective predecessors has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or released any substance, including without limitation any hazardous substance, or owned or operated any property or facility (and no such property or facility is contaminated by any such substance) in a manner that has given rise to liabilities or could reasonably be expected to give rise to liabilities, including any liability for response costs, corrective action costs, personal injury, property damage, natural resource damages or attorney fees, pursuant to the Comprehensive Environmental Response, Compensation and Liability Act of 1980, as amended ("CERCLA"), the Solid Waste Disposal Act, as amended ("SWDA"), or any other Environmental, Health, and Safety Requirements, except for such obligations as would not reasonably be expected to have a Material Adverse Effect on the Company. Neither this Agreement nor the consummation of the transaction that is the subject of this Agreement will result in any obligations for site investigation or cleanup, or notification to or consent of government agencies or third parties, pursuant to any of the so-called "transaction-triggered" or "responsible property transfer" Environmental, Health, and Safety Requirements. Except as would not reasonably be expected to have a Material Adverse Effect, neither the Company nor any of its Subsidiaries has assumed, undertaken, or otherwise become subject to, any liability, including without limitation any obligation for corrective or remedial action, of any other person or entity relating to Environmental, Health, and Safety Requirements. Except as would not reasonably be expected to have a Material Adverse Effect on the Company, no facts, events or conditions relating to the past or present facilities, properties or operations of the Company, its Subsidiaries, or any of their respective predecessors will prevent, hinder or limit continued compliance with Environmental, Health, and Safety Requirements, give rise to any investigatory, remedial or corrective obligations pursuant to Environmental, Health, and Safety Requirements, or give rise to any other liabilities (whether accrued, absolute, contingent, unliquidated or otherwise) pursuant to Environmental, Health, and Safety Requirements, including without limitation any relating to onsite or offsite releases or threatened releases of hazardous materials, substances or wastes, personal injury, property damage or natural resources damage.

           (ii) The Company has provided to Holdings and the Merger Sub, copies of all material environmental reports, audits, assessments, and investigations, and any other material environmental documents, related to the past or present facilities, properties or operations of the Company, its Subsidiaries, or any of their respective predecessors, to the extent the forgoing are in the possession, custody, or control of the Company or any of its Subsidiaries.

For purposes of this Agreement, "ENVIRONMENTAL, HEALTH, AND SAFETY REQUIREMENTS" shall mean all federal, state, local and foreign statutes, regulations, ordinances and other provisions having the force or effect of law, all judicial and administrative orders and determinations, all contractual obligations and all common law concerning public health and safety, worker health and safety, and pollution or protection of the environment, including without limitation all those relating to food or to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, release, threatened release, control, or cleanup of any hazardous materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, each as amended.

        (o) BROKERS OR FINDERS. Except for the engagement of Merrill Lynch & Co. and U.S. Bancorp Piper Jaffray Inc. ("U.S. BANCORP PIPER JAFFRAY"), no agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company.

        (p) INSURANCE. SECTION 2.1(p) OF THE COMPANY DISCLOSURE SCHEDULE contains a list of all material insurance policies which are owned by the Company and any of its Subsidiaries and which name the Company or any of its Subsidiaries as an insured, including without limitation self-insurance programs and those which pertain to the Company's assets, employees or operations. All such insurance policies are in full force and effect and the Company has not received notice of cancellation of any such insurance policies other than those policies the absence or cancellation of which would not reasonably be expected to have a Material Adverse Effect on the Company.

        (q) AFFILIATE TRANSACTIONS. There are no contracts, commitments, agreements, arrangements or other transactions between the Company or any of its Subsidiaries, on the one hand, and any (i) present officer or director of the Company or any of its Subsidiaries or any of their immediate family members (including their spouses) or (ii) affiliate of any such officer, director, family member or beneficial owner, on the other hand, required to be disclosed pursuant to Item 404 of Regulation S-K of the SEC.

        (r) MATERIAL CONTRACTS. SECTION 2.1(r) OF THE COMPANY DISCLOSURE SCHEDULE sets forth a list of all of the Company Material Contracts as of the date of this Agreement and, prior to the date hereof, the Company has made available to Holdings true copies of each Company Material Contract and summaries of all oral Company Material Contracts. For purposes of this Agreement, the term "COMPANY MATERIAL CONTRACTS" shall mean: (i) all contracts required to be disclosed pursuant to Items 401 or 601 of Regulation S-K of the SEC as an exhibit to the Company's Annual Report on Form 10-K for the fiscal year ended December 31,1999 or any Company SEC Report filed thereafter, in each case under the rules and regulations of the SEC, (ii) all contracts for the future purchase of materials, supplies, merchandise or equipment providing for remaining payments in excess of $3 million in the aggregate, (iii) all contracts for the sale or lease of any of the assets of the Company or its Subsidiaries, other than sales of inventory in the Ordinary Course, providing for payments in excess of $3 million in the aggregate, (iv) all mortgages, pledges, conditional sales contracts, security agreements, factoring agreements or other similar agreements with respect to any assets of the Company providing for payments in excess of $1 million in the aggregate, (v) all consulting agreements providing for payments thereunder in excess of $250,000 in the aggregate,
    (vi) all non-competition or similar agreements which restrict or may hereafter restrict in any material respect the geographic or operational scope of the business of the Company or any of its affiliates or the ability of the Company or any of its affiliates to enter into new lines of business, (vii) all agreements or indentures relating to borrowed money or other indebtedness or the mortgaging, pledging or otherwise placing a Lien on any material asset or material group of assets of the Company or its Subsidiaries, (viii) all contracts under which the Company has advanced or loaned any other Person in the aggregate exceeding $250,000, (ix) all sales, distribution or franchise agreements the termination of which would have a Material Adverse Effect on the Company, (x) all warranty agreements and
    (xi) all agreements by which the Company or its Subsidiaries guarantee, endorse or otherwise becomes or is contingently liable for the debt, obligation or other liability of any other Person or guarantees the payment of dividends or other distribution upon the shares of any other Person. All such written Company Material Contracts are valid, binding and enforceable in accordance with their respective terms (assuming the other parties thereto are bound) and are in full force and effect, except to the extent they have previously expired in accordance with their terms, or, except where such invalidity or unenforceability would not reasonably be expected to have a Material Adverse Effect on the Company. No payment default, breach or violation by the Company or its Subsidiaries or to the Company's knowledge, by any other party thereto exists under such Company Material Contracts, except for defaults, breaches or violations which would not reasonably be expected to have a Material Adverse Effect on the Company.

        (s) STATE TAKEOVER STATUTES. The Company Board and a special committee thereof satisfying the requirements of Section 673 Subd. 1(d)(1) of the MBCA has approved the execution of this Agreement and authorized and approved the Merger prior to the execution by the Company of this Agreement in accordance with the Section 673 of the MBCA, so that such Section will not apply to this Agreement or the transactions contemplated hereby (including the Merger). The Company Board has taken all such action required to be taken by it to provide that this Agreement and the transactions contemplated hereby shall be exempt from the requirements of any "moratorium," "control share," "fair price" or other anti-takeover laws or regulations of any state (including without limitation Section 671 of the MBCA).

        (t) FINANCIAL ADVISORY OPINION. U.S. Bancorp Piper Jaffray has delivered to the Company Board its written opinion, subject to the qualifications and limitations stated therein, to the effect that the consideration to be received by the holders of the Company Common Stock pursuant to the Merger is fair to the holders of the Company Common Stock (other than any holders of Company Common Stock who will be shareholders of the Surviving Corporation or hold interests in Investors or Holdings after consummation of the Merger) from a financial point of view.

        (u) COMPLIANCE WITH APPLICABLE FOOD LAWS. The Company and its Subsidiaries have produced and distributed and are producing and distributing food products that are in compliance with the Federal Food, Drug, and Cosmetic Act (21 U.S.C. 321 et seq.), the Federal Egg Products Inspection Act (21 U.S.C. 1031 et seq.), the Minnesota Food Law (Minnesota Statutes, Ch. 31), all other applicable federal and state laws governing the production of food, and all applicable regulations and administrative interpretations promulgated under any such laws, except for such failures to be in compliance as would not reasonably be expected to have a Material Adverse Effect on the Company.

    2.2 REPRESENTATIONS AND WARRANTIES OF HOLDINGS AND MERGER SUB. Except as set forth in the Holdings Disclosure Schedule delivered by Holdings to the Company at or prior to the execution and delivery of this Agreement (the "HOLDINGS DISCLOSURE SCHEDULE"), Holdings and Merger Sub each represent and warrant to the Company that:

        (a) ORGANIZATION, STANDING AND POWER. Each of Holdings and Merger Sub has been duly organized and is validly existing and in good standing under the laws of its jurisdiction of organization. Each of Holdings and Merger Sub is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, except as would not reasonably be expected to have a Material Adverse Effect on Holdings and Merger Sub. True and complete copies of the Organizational Documents of the Holdings and Merger Sub have been furnished by Holdings to the Company for inspection to the extent requested by the Company.

        (b)  AUTHORITY; NO CONFLICTS.

           (i) Each of Holdings and Merger Sub has all requisite power and authority to execute and deliver this Agreement and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary action on the part of Holdings and Merger Sub. This Agreement has been duly executed and delivered by Holdings and Merger Sub and (assuming the due authorization and valid execution and delivery of this Agreement by the Company) constitutes a valid and binding agreement of Holdings and Merger Sub, enforceable against them in accordance with its terms.

           (ii) The execution and delivery of this Agreement by Holdings and Merger Sub does not or will not, as the case may be, and the consummation by Holdings and Merger Sub of the transactions contemplated hereby will not, result in any Violation of: (A) any provision of the Organizational Documents of Holdings and Merger Sub or (B) except for such Violations as would not reasonably be expected to have a Material Adverse Effect on Holdings and Merger Sub or impair the ability of Holdings or Merger Sub to perform their material obligations under this Agreement or delay in any material respect or prevent the consummation of the Merger, and subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise or license binding upon or held by Holdings or Merger Sub or any judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Holdings or Merger Sub or their respective properties or assets.

          (iii) No material consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Holdings or Merger Sub in connection with the execution and delivery of this Agreement by Holdings or Merger Sub or the consummation by Holdings or Merger Sub of the transactions contemplated hereby, except for (A) the consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to SECTION 2.1(c)(iii) nd (B) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect on Holdings and Merger Sub or impair or delay the ability of Holdings or Merger Sub to consummate the transactions contemplated hereby.

           (iv) Each of Holdings and Merger Sub holds all Permits which are material to the operation of their respective businesses, taken as a whole.

        (c) FINANCING COMMITMENTS. An executed commitment letter from Bank of America, N.A. ("BANK OF AMERICA"), Banc of America Bridge LLC ("BANC OF AMERICA BRIDGE") and Banc of America Securities LLC dated as of
    December 20, 2000 (the "Bank Commitment Letter"), is included in
    SECTION 2.2(c) OF THE HOLDINGS DISCLOSURE SCHEDULE. Pursuant to the Bank Commitment Letter and subject to the terms and conditions contained therein,
    (i) Bank of America has committed to provide senior debt financing to Merger Sub in the amount of $470,000,000, consisting of a $370,000,000 term loan and a $100,000,000 revolving credit facility and Banc of America Bridge has committed to purchase unsecured senior subordinated debt securities of the Company in the aggregate amount of $200,000,000. The Company has also received a copy of a commitment letter, a true and correct copy of which is included in SECTION 2.2(b) OF THE HOLDINGS DISCLOSURE SCHEDULE (the "VESTAR COMMITMENT LETTER"), dated December 20, 2000 from Vestar Capital Partners IV, L.P. ("VESTAR") pursuant to which

    Vestar has committed, subject to the terms and conditions contained therein, to purchase equity securities of Investors for an aggregate purchase price of $133,900,405. The Company has also received a copy of a commitment letter, a true and correct copy of which is included in SECTION 2.2(c) OF THE HOLDINGS DISCLOSURE SCHEDULE (the "MARATHON FUND COMMITMENT LETTER" and, together with the Bank Commitment Letter and the Vestar Commitment Letter, the "COMMITMENT LETTERS" and the financing to be provided thereunder, the "FINANCING"), dated December 20, 2000 from Marathon Fund Limited Partnership IV ("MARATHON") pursuant to which Marathon has committed, subject to the terms and conditions contained therein, to purchase equity securities of Investors for an aggregate purchase price of $35,000,000. The obligations to fund the commitments under the Commitment Letters are not subject to any condition other than set forth in the Commitment Letters. Holdings and Merger Sub have no actual knowledge of any fact or occurrence existing on the date of this Agreement which in their good faith judgment would reasonably be expected to (i) make the material assumptions or statements set forth in the Bank Commitment Letter inaccurate, (ii) cause the Bank Commitment Letter to be ineffective or (iii) preclude in any material respect the satisfaction of the conditions set forth in the Bank Commitment Letter. As of the date hereof, the Commitment Letters are in full force and effect and have not been amended in any material respect. To the knowledge of Holdings and Merger Sub, assuming all of the representations and warranties of the Company set forth herein are true, the funds contemplated to be received pursuant to the Commitment Letters together with the roll over contributions to be made as set forth in the Management Equity Agreements and the Other Equity Agreements will be sufficient to consummate the Merger and to pay all related fees and expenses. The financing and other fees that are due and payable under the Commitment Letters have been paid in full. Holdings and Merger Sub believe that, upon consummation of the transactions contemplated by this Agreement, including the Financing,
    (i) the Surviving Corporation will not be insolvent, (ii) the Surviving Corporation will not be left with unreasonably small capital, (iii) the Surviving Corporation will not have incurred debts beyond its ability to pay such debts as they mature and (iv) the capital of the Surviving Corporation will not be impaired.

        (d)  INFORMATION SUPPLIED.

           (i) The Schedule 13E-3 and any amendments or supplements thereto, will, when filed, comply as to form in all material respects with the applicable requirements of the Exchange Act and the rules and regulations thereunder.

           (ii) None of the information supplied or to be supplied by Holdings or Merger Sub in writing specifically for inclusion or incorporation by reference in the Proxy Statement, the Schedule 13E-3 and any other documents to be filed with the SEC in connection with the transactions contemplated hereby, including any amendment or supplement to such documents, will, at the respective times such documents are filed, and, with respect to the Proxy Statement, when first published, sent or given to shareholders of the Company, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or, in the case of the Proxy Statement or any amendment thereof or supplement thereto, at the time of the Company Shareholders Meeting, and at the Effective Time, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they are made, not misleading or necessary to correct any statement in any earlier communication with respect to any solicitation of proxies for the Company Shareholders Meeting which shall have become misleading.

          (iii) Notwithstanding the foregoing provisions of this
       SECTION 2.2(d), no representation or warranty is made by Holdings or Merger Sub with respect to statements made or incorporated by reference in the Schedule 13E-3 based on information supplied by the Company for inclusion or incorporation by reference therein.

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
        (e) BROKERS OR FINDERS. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Holdings or Merger Sub, other than Vestar Capital Partners and Goldner Hawn Johnson & Morrison Incorporated.

        (f) OWNERSHIP OF COMPANY CAPITAL STOCK. As of the date of this Agreement, neither Holdings nor, to the best of its knowledge, any of its affiliates or associates (as such terms are defined under the Exchange Act)
    (i) beneficially owns, directly or indirectly or (ii) is party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in case of either clause (i) or (ii), shares of the capital stock of the Company. Holdings has provided the Company with true and correct copies of the form of Management Equity Agreements and the form of Other Equity Agreements and related letter agreements, which are included in SECTION 2.2(f) OF THE HOLDINGS DISCLOSURE SCHEDULE.

        (g) OTHER INFORMATION REGARDING HOLDINGS AND MERGER SUB. Each of Holdings and Merger Sub is a newly organized corporation, each formed solely for the purpose of engaging in the transactions contemplated hereby. Prior to the date hereof, neither Holdings nor Merger Sub has engaged in any business activities or conducted any operations other than in connection with the transactions contemplated hereby. Merger Sub is a wholly owned Subsidiary of Holdings, and, as of the date hereof, Holdings does not own, directly or indirectly, any capital stock or other ownership interest in any Person other than Merger Sub.

                                   ARTICLE 3
                   COVENANTS RELATING TO CONDUCT OF BUSINESS

    3.1 COVENANTS OF THE COMPANY. During the period from the date of this Agreement and continuing until the Effective Time (except as expressly contemplated or permitted by this Agreement, as set forth in SECTION 3.1 OF THE COMPANY DISCLOSURE SCHEDULE or to the extent that Holdings shall otherwise consent in writing):

        (a) ORDINARY COURSE. The Company and its Subsidiaries shall carry on their respective businesses in the Ordinary Course and shall use all reasonable efforts to preserve intact their present business organizations and their relationships with customers, suppliers and others having business dealings with them.

        (b) DIVIDENDS; CHANGES IN SHARE CAPITAL. The Company shall not, and shall not permit any of its Subsidiaries to, and shall not propose to,
    (i) declare or pay any dividends on or make other distributions in respect of any of its capital stock, except dividends by the Company or its Subsidiaries in the Ordinary Course, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for, shares of its capital stock or (iii) repurchase, redeem or otherwise acquire any shares of its capital stock or any securities convertible into or exercisable for any shares of its capital stock.

        (c) ISSUANCE OF SECURITIES. The Company shall not, and shall cause its Subsidiaries not to, issue, deliver or sell, or authorize or propose the issuance, delivery or sale of, any shares of its capital stock of any class, any Company Voting Debt or any securities convertible into or exercisable for, or any rights, warrants or options to acquire, any such shares or Company Voting Debt, or enter into any agreement with respect to any of the foregoing, other than (i) the issuance of shares of the Company Common Stock
    (A) upon the exercise of Options issued in the Ordinary Course prior to the date hereof in accordance with the terms of the Option Plans as in effect on the date of this Agreement or (B) under the Share Awards outstanding on the date of this Agreement and (ii) the issuance of Share Awards in an amount not to exceed that number of shares of Company Common Stock equal to

    $1,025,000 divided by the market price of Company Common Stock as determined in accordance with the terms of the Executive Performance Plan and the Executive Incentive Plan.

        (d) ORGANIZATIONAL DOCUMENTS. Except to the extent required to comply with their respective obligations hereunder, by law or by the rules and regulations of the NASDAQ, the Company and its Subsidiaries shall not amend or propose to amend their respective Organizational Documents.

        (e) INDEBTEDNESS AND OTHER MATTERS. The Company shall not, and shall not permit any of its Subsidiaries to, (i) other than incurrence of indebtedness under existing working capital facilities in the ordinary course of business consistent with past practices, incur any indebtedness for borrowed money or guarantee, assume, endorse or otherwise become responsible for any such indebtedness or issue or sell any debt securities or warrants or rights to acquire any debt securities of the Company or its Subsidiaries or of other Persons, other than indebtedness of the Company or its Subsidiaries to the Company or its Subsidiaries, (ii) make any loans or advances other than by the Company or its Subsidiaries to or in the Company or its Subsidiaries or other than to customers for the purchase of products from the Company in the ordinary course of business consistent with past practices, (iii) make any capital contributions to, or investments in, any other Person, other than by the Company or its domestic Subsidiaries to or in the Company or its domestic Subsidiaries, (iv) other than the payment, discharge or satisfaction of claims, liabilities and obligations in the ordinary course of business consistent with past practices not in excess of amounts duly accrued or accruable therefor, pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), (v) make capital expenditures in excess of $32,000,000 prior to the Closing Date or enter into binding contracts to make capital expenditures in excess of $46 million during the 2001 fiscal year, (vi) issue, deliver, sell, lease, sell and leaseback, pledge, dispose of or encumber material properties or material assets of the Company or any of its Subsidiaries other than inventory in the Ordinary Course, except Liens for Taxes not currently due, (vii) (A) make or change any Tax election or method of accounting with respect to Taxes, (B) file any amended Tax Return or (C) settle or compromise any examination or proceeding with respect to any material Tax liability, (viii) settle or compromise any litigation (whether or not commenced prior to the date of this Agreement), other than settlements involving amounts payable by the Company and its Subsidiaries that are not in excess of $500,000 in the aggregate over amounts fully recoverable from insurers of the Company and its Subsidiaries,
    (ix) enter into any new or amended contract or agreement with any labor unions representing employees of the Company or any Subsidiary, (x) enter into or amend, modify, renew or terminate any material agreement or material transaction, including, without limitation, any material transaction involving any merger, consolidation, joint venture, license agreement, partial or complete liquidation or dissolution, reorganization, recapitalization, restructuring, or a purchase, sale, lease or other acquisition or disposition of any assets or capital stock, (xi) knowingly undertake any action or fail to take any action that will result in a breach of the representations and warranties set forth in Section 2.1 as if made on and as of the Closing Date or (xii) agree, or commit to agree, to take any action not permitted to be taken pursuant to this SECTION 3.1(e).

        (f) BENEFIT PLANS. The Company shall not, and shall not permit any of its Subsidiaries to, (i) establish, adopt, enter into, or amend any Company Benefit Plan, or any plan, agreement, program, policy, trust, fund or other arrangement that would be a Company Benefit Plan if it were in existence as of the date of this Agreement, except as required by law, (ii) increase the compensation payable or to become payable to (A) any of its directors or officers, except to the extent required under agreements existing as of the date of this Agreement or as consistent with the Company's 2001 operating budget previously provided to Holdings; provided that such increases shall not exceed, in the aggregate, 5% of current levels, or (B) except in the Ordinary Course consistent with the Company's 2001 operating budget, other employees or (iii) take any action with respect to the grant, modification or amendment of any severance or termination pay, or stay, bonus or other incentive arrangement (other than pursuant to benefit plans and policies in effect on the date of this Agreement).

    3.2 ADVICE OF CHANGES; GOVERNMENT FILINGS. Each of the Company and Holdings shall (a) confer on a regular and frequent basis with the other,
(b) report (to the extent permitted by law, regulation and any applicable confidentiality agreement) to the other on operational matters and (c) promptly advise the other orally and in writing of (i) any representation or warranty made by it contained in this Agreement becoming untrue or inaccurate in any respect such that the conditions set forth in SECTION 5.2(a) or 5.3(a) would not be satisfied, (ii) the failure by it (A) to comply with or satisfy in any respect any covenant, condition or agreement required to be complied with or satisfied by it under this Agreement that is qualified as to materiality or
(B) to comply with or satisfy in any material respect any covenant, condition or agreement required to be complied with or satisfied by it under this Agreement that is not so qualified as to materiality or (iii) any change, event or circumstance that has had a Material Adverse Effect on such party or materially and adversely affects its ability to consummate the transactions contemplated hereby in a timely manner; PROVIDED, HOWEVER, that no such notification shall affect the representations, warranties, covenants or agreements of the parties or the conditions to the obligations of the parties under this Agreement. The Company and Holdings and Merger Sub shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports promptly after the same are filed. Subject to applicable laws relating to the exchange of information, each of the Company and Holdings shall have the right to review in advance, and to the extent practicable each will consult with the other, with respect to all the information relating to the other party and each of their respective Subsidiaries, which appears in any filings, announcements or publications made with, or written materials submitted to, any third party or any Governmental Entity in connection with the transactions contemplated by this Agreement. In exercising the foregoing right, each of the parties hereto agrees to act reasonably and as promptly as practicable. Each of the Company and Holdings agrees that, to the extent practicable, it will consult with the other party with respect to the obtaining of all Permits, consents, approvals and authorizations of all third parties and Governmental Entities necessary or advisable to consummate the transactions contemplated by this Agreement and each further agrees to keep the other apprized of the status of matters relating to completion of the transactions contemplated hereby.

    3.3 FINANCING RELATED COOPERATION. The Company agrees to provide, and will cause its Subsidiaries and its and their respective officers, employees and advisors to provide, all cooperation reasonably necessary in connection with the arrangement of any financing to be consummated contemporaneously with or at or after the expiration of the Effective Time in respect of the transactions contemplated by this Agreement, including participation in meetings, due diligence sessions, road shows, the preparation of offering memoranda, private placement memoranda, prospectuses and similar documents, the execution and delivery of any commitment letters, underwriting or placement agreements, pledge and security documents, other definitive financing documents, or other requested certificates or documents, including a certificate of the chief financial officer of the Company with respect to solvency matters, comfort letters of accountants and legal opinions as may be reasonably requested by Holdings and taking such other actions as are reasonably required to be taken by the Company in the Commitment Letters, provided that Holdings and Merger Sub shall use reasonable efforts not to materially interfere with the duties of such officers, employees and advisors such that the Company's business and results of operations would be materially adversely affected thereby. In addition, in conjunction with the obtaining of any such financing, the Company agrees, at the reasonable request of Holdings, to call for prepayment or redemption, or to prepay, redeem and/or renegotiate, as the case may be, any then existing indebtedness of the Company and its Subsidiaries; provided that no call for redemption or prepayment shall be irrevocably made until contemporaneously with or after the Effective Time. Holdings and Merger Sub shall use their commercially reasonable best efforts to cause the Financing to be fulfilled in accordance with the terms of the Commitment Letters.

                                   ARTICLE 4
                             ADDITIONAL AGREEMENTS

    4.1 PREPARATION OF THE PROXY STATEMENT; SCHEDULE 13E; THE COMPANY SHAREHOLDERS MEETING.

    (a) COMPANY SHAREHOLDERS MEETING. The Company shall, acting through the Company's Board, as soon as practicable following execution of this Agreement and in accordance with this Agreement, duly call, give notice of, convene and hold a special meeting of its shareholders (the "COMPANY SHAREHOLDERS MEETING") for the purpose of considering and taking action upon the approval of the Merger and the adoption of this Agreement, and the Company shall, through the Company Board, recommend to its shareholders that they adopt this Agreement; PROVIDED, HOWEVER, that the Company Board may withdraw, modify or change such recommendation in accordance with the terms of SECTION 4.4 of this Agreement. Holdings and Merger Sub shall vote or cause to be voted all the shares of the Company Common Stock owned of record or beneficially by Holdings or any of its Subsidiaries in favor of this Agreement and the transactions contemplated by this Agreement.

    (b) PROXY STATEMENT. As soon as practicable following the execution of this Agreement, the Company shall prepare and file with the SEC the Proxy Statement with respect to the Company Shareholders Meeting, and use its reasonable good faith efforts to have a Proxy Statement cleared by the SEC and mailed to the Company's shareholders. Holdings and Merger Sub and the Company shall cooperate with each other in the preparation of the Proxy Statement. The Proxy Statement (i) shall contain (A) subject to the fiduciary duties of the Company Board, statements of the Company Board that it has (x) determined that this Agreement and the transactions contemplated hereby, including the Merger, are fair to and in the best interests of the shareholders of the Company,
(y) declared the Merger and this Agreement to be advisable and (z) recommended unanimously that the shareholders of the Company vote in favor of the approval of the Merger and the adoption of this Agreement and (B) the written opinion of U.S. Bancorp Piper Jaffray and (ii) shall comply as to form and content in all material respects with the applicable provisions of the federal securities laws. Holdings and its counsel shall be given an opportunity to review and comment upon the Proxy Statement and any amendment or supplement thereto prior to the filing thereof with the SEC, and the Company shall consider any such comments in good faith. The Company agrees to provide to Holdings and its counsel any comments which the Company or its counsel may receive from the staff of the SEC with respect to the Proxy Statement promptly after receipt thereof. Holdings and Merger Sub will promptly supply to the Company in writing, for inclusion in the Proxy Statement, all information concerning Holdings and Merger Sub required by law, rule or regulation to be included in the Proxy Statement. The Company, Holdings and Merger Sub agree to promptly correct any information provided by any of them for use in the Proxy Statement which shall have become false or misleading in any respect, and the Company further agrees to take all steps reasonably necessary to cause such Proxy Statement as so corrected to be filed with the SEC and disseminated to the Company's shareholders, in each case as and to the extent required by the applicable provisions of the federal securities laws. The Company agrees to use its reasonable best efforts, after consultation with the other parties hereto, and each of Holdings and Merger Sub agree to use its reasonable best efforts to promptly provide the Company with any information necessary to respond promptly to any comments made by the Commission with respect to the Proxy Statement and any preliminary version thereto or amendment thereof, filed by it, and each of the Company, Holdings and Merger Sub shall use reasonable efforts to cause the Proxy Statement to be mailed to the Company's shareholders at the earliest practicable time.

    (c) SCHEDULE 13E. Concurrently with the filing of the Proxy Statement, Holdings and Merger Sub and their respective affiliates (to the extent required by law) shall prepare and file with the SEC, together with the Company, a Rule 13E-3 Transaction Statement on Schedule 13E-3 (together with all supplements and amendments thereto, the "SCHEDULE 13E-3") with respect to the transactions contemplated by this Agreement. The Company shall promptly furnish to Holdings all information concerning the Company as may reasonably be requested in connection with the preparation of the Schedule 13E-3. The Company shall promptly supplement, update and correct any information provided by it for use in the Schedule 13E-3 if and to the extent that it is or shall have become incomplete, false or misleading. In any such event, Holdings and the Company shall take all steps necessary to cause the Schedule 13E-3 as so supplemented, updated or corrected to be filed with the SEC and to be disseminated to the holders of Company Common Stock, in each case, as and to the extent required by applicable federal securities laws. The Company and its counsel shall be given an opportunity to review and comment on the Schedule 13E-3 and each supplement, amendment or response to comments with respect thereto prior to its being filed with or delivered to the SEC and Holdings shall consider any such comments in good faith. Holdings agrees to provide the Company and its counsel with any comments that Holdings or its counsel may receive from the staff of the SEC promptly after receipt thereof.

    4.2 ACCESS TO INFORMATION. Upon reasonable notice, each of the Company and Holdings shall (and shall cause their respective Subsidiaries, to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and its officers, employees and representatives and, during such period, each of the Company and Holdings shall (and shall cause its Subsidiaries, to) furnish promptly to the other party
(a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of federal or state securities laws, as applicable (other than reports or documents which such party is not permitted to disclose under applicable law) and (b) consistent with its legal obligations, all other information concerning its business, properties and personnel as the other party may reasonably request. Such information shall be held in confidence to the extent required by, and in accordance with, the provisions of the letter dated September 9, 1999, between the Company and Vestar (the "CONFIDENTIALITY AGREEMENT"), which Confidentiality Agreement shall remain in full force and effect.

    4.3 APPROVALS AND CONSENTS; COOPERATION. Each of the Company, Holdings and Merger Sub shall cooperate with each other and use (and shall cause their respective Subsidiaries to use) its reasonable best efforts to take or cause to be taken all actions, and do or cause to be done all things, necessary, proper or advisable on their part under this Agreement and applicable laws to consummate and make effective the Merger and the other transactions contemplated by this Agreement as soon as practicable, including without limitation
(i) preparing and filing as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, Tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, Permits, Tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement (including, but not limited to, those approvals, consents, orders, registrations, declarations and filings required under SECTION 2.1(c)(iii)) (collectively, the "REQUIRED APPROVALS") and
(ii) taking all reasonable steps as may be necessary to obtain all such Required Approvals. Without limiting the generality of the foregoing, each of the Company and Holdings and Merger Sub agree to make all necessary filings in connection with the Required Approvals as promptly as practicable after the date of this Agreement, and to use its reasonable best efforts to furnish or cause to be furnished, as promptly as practicable, all information and documents requested with respect to such Required Approvals, and shall otherwise cooperate with any applicable Governmental Entity in order to obtain any Required Regulatory Approvals in as expeditious a manner as possible. Each of the Company, Holdings and Merger Sub shall use its reasonable best efforts to resolve such objections, if any, as any Governmental Entity may assert with respect to this Agreement and the transactions contemplated hereby in connection with the Required Approvals. In the event that a suit is instituted by a Person or Governmental Entity challenging this Agreement and the transactions contemplated hereby as violative of applicable antitrust or competition laws, each of the Company and Holdings shall use its reasonable best efforts to resist or resolve such suit. The Company and Holdings each shall, upon request by the other, furnish the other with all information concerning itself, its Subsidiaries, affiliates, directors, officers and shareholders and such other matters as may reasonably be necessary or advisable in connection with the Proxy Statement, the Schedule 13E-3 or any other statement, filing, Tax ruling request, notice or application made by or on behalf of the Company, Holdings or any of their respective Subsidiaries to any third party and/or any Governmental Entity in connection with the Merger or the other transactions contemplated by this Agreement.

    4.4  ACQUISITION PROPOSALS.

    (a) Neither the Company nor any of its Subsidiaries shall (whether directly or indirectly through advisors, agents or other intermediaries), nor shall the Company or any of its Subsidiaries authorize or permit any of its or their officers, directors, agents, representatives or advisors (the "COMPANY REPRESENTATIVES") to (a) solicit, initiate, knowingly encourage (including by way of furnishing non-public information) or take any action knowingly to facilitate the submission of any inquiries, proposals or offers (whether or not in writing) from any Person (other than Holdings and its affiliates), other than the transactions contemplated by this Agreement, that constitute, or are reasonably expected to lead to, an Acquisition Proposal (as defined below), or
(b) enter into or participate in any discussions or negotiations regarding an Acquisition Proposal; PROVIDED, HOWEVER, that, at any time during the period following the execution of this Agreement and prior to the Effective Time, if the Company receives a proposal or offer that was not solicited by the Company or a Company Representative, and that the Company Board determines in good faith (after consultation with its outside legal counsel and financial advisors) is a Superior Proposal (as defined below but ignoring, for purposes of this SECTION 4.4(a) only, clause (i) of the definition of Superior Proposal), and subject to compliance with SECTION 4.4(b), the Company Board may, or may authorize any committee thereof or any Company Representatives to, (x) furnish information with respect to the Company and its Subsidiaries to the Person making such proposal or offer pursuant to a confidentiality agreement on terms not less favorable to the Company than the Confidentiality Agreement and
(y) participate in discussions or negotiations regarding such proposal or offer.

    (b) The Company shall notify Holdings promptly (and in any case prior to providing any information or access referred to below) after receipt by the Company (or any Company Representative) of any Acquisition Proposal or any inquiry regarding the making of an Acquisition Proposal or any request for non-public information in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any of its Subsidiaries by any Person that informs the Company that it is considering making, or has made, an Acquisition Proposal. Such notice shall be made orally and in writing and shall indicate in reasonable detail the identity of the offeror and the terms and conditions of such proposal, inquiry or contact. The Company shall continue to keep Holdings informed, on a reasonably current basis, of the status of any such discussions or negotiations and the terms being discussed or negotiated.

    (c) Neither the Company nor the Company Board nor any committee thereof shall withdraw or modify, or propose to withdraw or modify, in any manner adverse to Holdings, the approval or recommendation of this Agreement or the Merger, or propose publicly to approve or recommend an Acquisition Proposal, unless the withdrawal or modification of such approval or recommendation or such approval or recommendation is, in the good faith judgment of the Company Board or such committee thereof (after consultation with its outside legal counsel), necessary to comply with its fiduciary obligations to the Company's shareholders under applicable law. Nothing contained in this Agreement shall prohibit the Company nor the Company Board nor any committee thereof from taking and disclosing to its shareholders a position contemplated by Rule 14e-2 and Rule 14d-9 promulgated under the Exchange Act or from making any disclosure to the Company's shareholders if, in the good faith judgment of the Company Board or such committee thereof (after consultation with its outside legal counsel) the failure to make such disclosure would be inconsistent with its fiduciary duties to the Company's shareholders or other obligations under applicable law. Notwithstanding anything to the contrary contained in this Section 4.4 or elsewhere in this Agreement, prior to the Effective Time, the Company may, in connection with a possible Acquisition Proposal, refer any third party to this
SECTION 4.4 and to SECTION 6.2, and make a copy of this SECTION 4.4 and
SECTION 6.2 available to such third party.

    (d) The Company will immediately cease and cause its advisors, agents and other intermediaries to cease any and all existing activities, discussions or negotiations with any parties conducted heretofore with respect to any of the foregoing, and shall use its reasonable best efforts to cause any such parties in possession of confidential information about the Company that was furnished by or on behalf of the Company to return or destroy all such information in the possession of any such party or in the possession of any agent or advisor of any such party. The Company agrees not to release any third party from or waive any provisions of confidentiality in any confidentiality agreement to which the Company is a party.

    (e) "ACQUISITION PROPOSAL" means any inquiry, proposal or offer for (i) an acquisition or purchase of 10 percent or more of the consolidated assets of the Company and its Subsidiaries or of 10 percent or more of any class of equity securities of the Company or any of its Subsidiaries, (ii) any tender offer (including a self tender offer) or exchange offer that if consummated would result in any Person beneficially owning 10 percent or more of any class of equity securities of the Company or any of its Subsidiaries or (iii) any merger, consolidation, business combination, sale of substantially all assets, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries whose assets, individually or in the aggregate, constitute 10 percent or more of the consolidated assets of the Company.

    (f) "SUPERIOR PROPOSAL" means a proposal with respect to any of the transactions described in the definition of Acquisition Proposal (with all of the percentages included in the definition of such term replaced with "all or substantially all" for purposes of this definition) with respect to which the Company Board shall have concluded in good faith, after consultation with its outside legal counsel and financial advisor, (i) is reasonably likely to be completed, taking into account all legal, financial, regulatory and other aspects of the Acquisition Proposal, including the status of the financing therefor and the Person making the proposal and (ii) would, if consummated, result in a transaction more favorable to the Company's shareholders from a financial point of view than the transactions contemplated by this Agreement.

    4.5  EMPLOYEE BENEFITS.

    (a) For a period of one year immediately following the Effective Time, the Surviving Corporation shall maintain in effect employee benefit plans and arrangements with overall employee benefits which are substantially comparable, in the aggregate, to the benefits provided by the Company Benefit Plans as of the date hereof (not taking into account the value of any benefits under any such plans which are equity-based).

    (b) For purposes of determining eligibility to participate or vesting where length of service is relevant under any employee benefit plan or arrangement of the Surviving Corporation or any of their respective Subsidiaries, employees of the Company and its Subsidiaries as of the Effective Time shall receive service credit for service with the Company and its Subsidiaries to the same extent such service credit was granted under the Company Benefit Plans, subject to offsets for previously accrued benefits and no duplication of benefits.

    (c) Upon the consummation of the Merger, each Share Award outstanding immediately prior to the Effective Time shall automatically become immediately vested and each holder of a Share Award shall have the right to receive from the Surviving Corporation a cash payment (less applicable federal, state and local withholding taxes) in an aggregate amount equal to the Price Per Share for each share of Company Common Stock subject to such Share Award.

    4.6 FEES AND EXPENSES. Whether or not the Merger is consummated, all Expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such Expenses, except
(a) if the Merger is consummated, the Surviving Corporation shall pay, or cause to be paid, all expenses of Holdings and Merger Sub incurred in connection with the transactions contemplated by this Agreement and (b) as set forth in
SECTION 6.4(b). For purposes of this Agreement, "EXPENSES" includes all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, financing sources and their counsel, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Proxy Statement and the
Schedule 13E-3 and the solicitation of shareholder approvals and all other matters related to the transactions contemplated hereby.

    4.7  INDEMNIFICATION; DIRECTORS' AND OFFICERS' INSURANCE.

    (a) CONTINUATION OF ORGANIZATIONAL DOCUMENTS OBLIGATIONS. The Company shall and, from and after the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain the right to indemnification and exculpation of officers and directors provided for in the Organizational Documents of the Company as in effect on the date hereof, with respect to indemnification and exculpation for acts and omissions occurring prior to the Effective Time, including, without limitation, the transactions contemplated by this Agreement.

    (b) CONTINUATION OF DIRECTORS' AND OFFICERS' INSURANCE. Until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain officers' and directors' liability insurance covering the Persons who are presently covered by the Company's officers' and directors' liability insurance policies (copies of which have heretofore been delivered to Holdings) with respect to actions and omissions occurring prior to the Effective Time, by obtaining tail coverage of such existing insurance policies on terms which are not less favorable than the terms of such current insurance in effect for the Company on the date hereof and providing coverage only with respect to matters occurring prior to the Effective Time, to the extent that such tail coverage can be maintained at an annual cost to the Surviving Corporation of not greater than 200% of the annual premium for the Company's current insurance policies and, if such tail coverage cannot be so maintained at such cost, providing as much of such insurance as can be so maintained at a cost equal to 200% of the annual premium for the Company's current insurance policies.

    (c) INDEMNIFICATION. The Company shall and, from and after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law and to the extent such Person would have been indemnified under the articles of incorporation and bylaws of the Company or any Company Subsidiary as such documents were in effect on the date of this Agreement, indemnify and hold harmless each present and former director and officer of the Company or any Company Subsidiary (each an "INDEMNIFIED PARTY" and collectively, the "INDEMNIFIED PARTIES") against any costs or expenses, together with such person's heirs, executors or administrators (including by advancing attorney's fees and expenses in advance of the final disposition of any claim, action, suit, proceeding or investigation to the fullest extent permitted by and subject to the conditions of law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any pending, threatened or completed claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission based upon or arising from his or her capacity as an officer or director of the Company or any Company Subsidiary occurring prior to the Effective Time (including, without limitation, any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by this Agreement).

    (d) SURVIVAL. This SECTION 4.7 shall survive the closing of the transactions contemplated hereby, is intended to benefit the Company, Merger Sub and the Surviving Corporation and each of the Indemnified Parties (each of whom shall be entitled to enforce this SECTION 4.7 against the Company, Merger Sub and the Surviving Corporation, as the case may be), and shall be binding on all successors and assigns of the Surviving Corporation.

    (e) MERGER, ASSIGNMENT, ETC. If the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors and assigns of the Surviving Corporation assume the obligations set forth in this SECTION 4.7.

    4.8 PUBLIC ANNOUNCEMENTS. Neither party hereto shall make any press release or public announcement with respect to this Agreement, the Merger or the transactions contemplated hereby without the prior written consent of the other party hereto (which consent shall not be unreasonably withheld); PROVIDED, HOWEVER, that each party hereto may make any disclosure or announcement which such party, after consultation with its legal counsel, determines that it is obligated to make pursuant to applicable law or regulation of any national securities exchange or in order to discharge its fiduciary duties, in which case, the party desiring to make the disclosure shall consult with the other party hereto prior to making such disclosure or announcement.

    4.9 FURTHER ASSURANCES. In case at any time after the Effective Time any further action is reasonably necessary to carry out the purposes of this Agreement or the transactions contemplated by this Agreement, the proper officers of the Company, Holdings and the Surviving Corporation shall take any such reasonably necessary action.

    4.10 DISPOSITION OF LITIGATION. In connection with any litigation which may be brought against the Company or its directors relating to the transactions contemplated hereby, the Company shall keep Holdings, and any counsel which Holdings may retain at its own expense, informed of the status of such litigation and will provide Holdings' counsel the right to participate in the defense of such litigation to the extent Holdings is not otherwise a party thereto, and the Company shall not enter into any settlement or compromise of any such stockholder litigation without Holdings' prior written consent, which consent shall not be unreasonably withheld or delayed.

    4.11 DELISTING. Each of the parties agrees to cooperate with each other in taking, or causing to be taken, all actions necessary to delist the Company Common Stock from NASDAQ and to terminate registration under the Exchange Act, provided that such delisting and termination shall not be effective until after the Effective Time of the Merger.

                                   ARTICLE 5
                              CONDITIONS PRECEDENT

    5.1 CONDITIONS TO EACH PARTY'S OBLIGATION TO EFFECT THE MERGER. The respective obligations of Holdings, Merger Sub and the Company to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) SHAREHOLDER APPROVAL. The Company shall have obtained all approvals of holders of shares of the capital stock of the Company required under the MBCA to approve this Agreement and the transactions contemplated hereby;

        (b) HSR ACT. Any waiting period applicable to the Merger under the HSR Act (including any extension thereof) shall have been terminated or shall have expired; and

        (c) NO INJUNCTIONS OR RESTRAINTS, ILLEGALITY. No temporary restraining order, preliminary or permanent injunction or other order issued by a United States federal or state court of competent jurisdiction shall be in effect and have the effect of making the Merger illegal or otherwise prohibiting consummation of the Merger.

    5.2 CONDITIONS TO THE OBLIGATIONS OF HOLDINGS AND MERGER SUB TO EFFECT THE MERGER. The respective obligations of Holdings and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of the Company set forth in this Agreement (other than those representations and warranties that address matters as of particular dates) shall be true and correct as of the Closing Date and any representation and warranty of the Company set forth in this Agreement that addresses matters as of a particular date shall be true and correct as of the date referred to therein; it being understood that (i) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute a Material Adverse Effect on the Company and (ii) for purposes of determining whether such representations and warranties are true and correct, all "Material Adverse Effect" qualifications and any other materiality qualifications in such representations and warranties shall be disregarded;

        (b) PERFORMANCE. The Company shall have performed all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by it under this Agreement;

        (c) PROHIBITIONS TO MERGER. There shall not be pending any action or proceeding by a United States federal or state Governmental Entity of competent jurisdiction nor shall a statute, rule or regulation have been promulgated or enacted by a United States federal or state Governmental Entity of competent jurisdiction after the date of this Agreement which would have the effect of (i) restraining or prohibiting the consummation of the Merger, (ii) prohibiting or restricting the ownership or operation by Holdings (or any of its affiliates or Subsidiaries) of a material portion of the business or assets of the Company and its Subsidiaries taken as a whole, or compelling Holdings (or any of its affiliates or Subsidiaries) to dispose of or hold separate a material portion of the business or assets of the Company and its Subsidiaries taken as a whole, (iii) imposing material limitations on the ability of Holdings (or any of its affiliates or Subsidiaries) effectively to acquire or to hold or to exercise full rights of ownership of the shares of the Company Common Stock, including, without limitation, the right to vote such shares purchased by Holdings (or any of its affiliates or Subsidiaries) on all matters properly presented to the shareholders of the Company, (iv) imposing any material limitations on the ability of Holdings (or any of its affiliates or Subsidiaries) effectively to control in any material respect the business and operations of the Company or (v) obtaining material damages from Holdings or any of its affiliates in connection with the making or consummation of the Merger and there shall not be in effect any injunction, order, decree, judgment or ruling issued by a United States federal or state court of competent jurisdiction having any effect set forth in clauses (i) through (v) above;

        (d) FINANCING. Merger Sub shall have received the proceeds of the financing contemplated by the Commitment Letters on the terms and conditions set forth therein and with other material terms satisfactory to Holdings, in the amounts necessary to consummate the Merger and pay all related fees and expenses; or

        (e) NO MATERIAL ADVERSE EFFECT. There shall not have occurred any event or circumstance that has had or would be reasonably likely to have a Material Adverse Effect on the Company since the date of the Agreement.

    5.3 CONDITIONS TO THE OBLIGATIONS OF THE COMPANY TO EFFECT THE MERGER. The obligations of the Company to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

        (a) REPRESENTATIONS AND WARRANTIES. The representations and warranties of Holdings and Merger Sub set forth in this Agreement (other than those representations and warranties that address matters as of particular dates) shall be true and correct as of the Closing Date and any representation and warranty of Holdings and Merger Sub set forth in this Agreement that addresses matters as of a particular date shall be true and correct as of the date referred to therein; it being understood that (i) any inaccuracies in such representations and warranties shall be disregarded if the circumstances giving rise to such inaccuracies (considered collectively) do not constitute a Material Adverse Effect on Holdings and Merger Sub, taken as a whole and (ii) for purposes of determining whether such representations and warranties are true and correct, all "Material Adverse Effect" qualifications and any other materiality qualifications in such representations and warranties shall be disregarded; and

        (b) PERFORMANCE. Holdings and Merger Sub shall have performed all obligations and complied in all material respects with all agreements or covenants to be performed or complied with by them under this Agreement.

                                   ARTICLE 6
                           TERMINATION AND AMENDMENT

    6.1 TERMINATION BY EITHER THE COMPANY OR HOLDINGS. This Agreement may be terminated at any time prior to the Effective Time by either the Company or Holdings, whether before or after adoption of this Agreement by the Company's shareholders:

        (a) by the mutual written consent of Holdings and the Company, by action of their respective boards of directors;

        (b) if any United States federal or state Governmental Entity shall have issued an order, decree or ruling or taken any other action permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by this Agreement, and such order, decree, ruling or other action shall have become final and nonappealable; PROVIDED, HOWEVER, that the party seeking to terminate this Agreement shall have used its commercially reasonably efforts to remove or lift such order, decree, ruling or other action;

        (c) if the Merger has not been consummated by May 31, 2001, provided that the party seeking to exercise such right is not then in breach in any material respect of any of its obligations under this Agreement; and

        (d) if, at a duly held shareholders meeting of the Company or any adjournment thereof at which this Agreement and the Merger are voted upon (the "Special Meeting"), the requisite shareholder adoption and approval shall not have been obtained.

    6.2 TERMINATION BY HOLDINGS. This Agreement may also be terminated by Holdings at any time prior to the Effective Time:

        (a) if the Company or the Company Board shall have (i) withdrawn, modified or amended in any respect adverse to Holdings or Merger Sub any of its recommendations described in SECTION 4.1(a) hereof, (ii) approved, recommended or entered into an agreement with respect to, or consummated, any Acquisition Proposal from a Person other than Holdings or any of its affiliates, (iii) in response to the commencement of any tender offer or exchange offer for outstanding shares of Company Common Stock, not recommended rejection of such tender offer or exchange offer within ten
    (10) business days of commencement of such tender offer or exchange offer, or (iv) resolved to do any of the foregoing or publicly announced its intention to do any of the foregoing; or

        (b) (i) if (A) any covenant or agreement of the Company contained in this Agreement shall be materially breached, (B) any of the Company's representations and warranties contained in this Agreement shall have been inaccurate as of the date of this Agreement such that the condition set forth in SECTION 5.2(a) would not be satisfied (assuming that the phrase "date of this Agreement" is substituted for the phrase "Closing Date" contained in SECTION 5.2(a)), or (C) any of the Company's representations and warranties contained in this Agreement shall have become inaccurate after the date of this Agreement such that the condition set forth in
    SECTION 5.2(a) would not be satisfied (each, a "Terminating Company Breach"); and (ii) such Terminating Company Breach shall not have been cured by the Company within twenty (20) days of receipt of written notice of such Terminating Company Breach.

    6.3 TERMINATION BY THE COMPANY. This Agreement may also be terminated by the Company at any time prior to the Effective Time:

        (a) (i) if (A) any covenant or agreement of the Holdings or Merger Sub contained in this Agreement shall be materially breached, (B) any of the representations and warranties of Holdings or Merger Sub contained in this Agreement shall have been inaccurate as of the date of this Agreement such that the condition set forth in SECTION 5.3(a) would not be satisfied (assuming that the phrase "date of this Agreement" is substituted for the phrase "Closing Date" contained in SECTION 5.3(a)), or (C) any of the representations and warranties of Holdings or Merger Sub contained in this Agreement shall have become inaccurate after the date of this Agreement such that the condition set forth in SECTION 5.3(a) would not be satisfied (each, a "Terminating Holdings Breach"); and (ii) such Terminating Holdings Breach shall not have been cured by Holdings or Merger Sub within twenty (20) days of receipt of written notice of such Terminating Holdings Breach; or

        (b) if the Company Board approves a Superior Proposal; PROVIDED, HOWEVER, that (A) the Company shall have complied with the terms of
    SECTION 4.4 and (B) this Agreement may not be terminated pursuant to this
    SECTION 6.3(b) unless (x) concurrently with such termination, the Company pays to Holdings the Termination Fee (as hereinafter defined) less any Expense Payment (as hereinafter defined) previously paid and (y) the Company shall have provided Holdings with at least five business days' advance notice of such termination and Holdings does not make, within four
    (4) business days of receipt of the Company's notification of its intention to terminate this Agreement, an offer that the Company Board determines, in good faith after consultation with its outside legal counsel and financial advisors, is at least as favorable to the shareholders of the Company as such Superior Proposal.

    6.4  EFFECT OF TERMINATION.

    (a) In the event of termination of this Agreement by either the Company or Holdings as provided in this ARTICLE 6, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Holdings, Merger Sub or the Company or their respective officers, directors, shareholders, affiliates, representatives, agents, employees or advisors, except, with respect to Holdings, Merger Sub and the Company, (i) with respect to SECTION 4.6, this
SECTION 6.4, ARTICLE 7 and the last sentence of SECTION 4.2 and (ii) with respect to any liabilities or damages incurred or suffered by a party as a result of the willful breach by the other party or parties of this Agreement.

    (b) The Company shall (provided that neither Holdings nor the Merger Sub is then in material breach of its obligations under this Agreement) (i) upon the termination of this Agreement pursuant to SECTION 6.1(d), promptly, but in no event later than two business days following written notice thereof, pay to Holdings and Merger Sub $5 million for its out-of-pocket expenses and fees (including fees payable to banks, investment banking firms and other financial institutions, and their respective agents and counsel, and fees of counsel, accountants, financial printers, advisors, experts and consultants to Holdings and its affiliates) or (ii) upon the termination of this Agreement pursuant to
SECTION 6.2(b), promptly, but in no event later than two business days following written notice thereof, together with reasonable supporting documentation, reimburse Holdings and Merger Sub in an amount up to $2,500,000 for its out-of-pocket expenses and fees (including fees payable to banks, investment banking firms and other financial institutions, and their respective agents and counsel, and fees of counsel, accountants, financial printers, advisors, experts and consultants to Holdings and its affiliates) (either of the payments in clauses (i) or (ii) being referred to herein as the "EXPENSE PAYMENT"). It is understood that in the event that Holdings is paid a Termination Fee, to the extent not previously paid, the Expense Payment shall not be paid.

    (c) In the event that this Agreement is terminated by Holdings pursuant to
SECTION 6.2(a) or by the Company pursuant to SECTION 6.3(b), the Company shall pay to Holdings, by wire transfer of immediately available funds to an account designated by Holdings on the next business day following such termination (or, in the case of a termination by the Company pursuant to SECTION 6.3(b), by wire transfer of immediately available funds to an account designated by Holdings, concurrently with the effectiveness of such termination), an amount equal to $20 million (the "TERMINATION FEE"), less any Expense Payment previously paid.

    (d) If all of the following events have occurred:

        (i) (A) this Agreement is terminated pursuant to SECTION 6.1(c) (other than on account of a failure of the conditions set forth in SECTIONS 5.1(a), 5.1(c), 5.2(c), 5.2(d), 5.3(a) or 5.3(b)), SECTION 6.1(d) or SECTION 6.2(b)
    and (B) an Acquisition Proposal is publicly disclosed or publicly proposed to the Company or its shareholders at any time on or after the date of this Agreement but (x) in the case of a termination pursuant to SECTION 6.1(c) or
    SECTION 6.2(b), prior to such termination, or (y) in the case of a termination pursuant to SECTION 6.1(d), prior to or at the time of the Special Meeting; and

        (ii) thereafter, within 12 months of the date of such termination, the Company enters into a definitive agreement with respect to, or consummates, the Acquisition Proposal referred to in clause (i), or any proposal with respect to any of the transactions described in clause (i), (ii) or
    (iii) of the definition of Acquisition Proposal (with all of the percentages included in the definition of such term raised to 50% for purposes of this definition); then, the Company shall pay to Holdings, concurrently with the earlier of the execution of such definitive agreement or the consummation of such Acquisition Proposal, an amount equal to the Termination Fee (less any Expense Payment previously paid).

    (e) The Company acknowledges that the agreements contained in SECTIONS 6.4(b), (c) and (d) are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, Holdings and Merger Sub would not enter into this Agreement.

    6.5 AMENDMENT. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective boards of directors, at any time before or after adoption of this Agreement by the Company's shareholders, but, after any such adoption, no amendment shall be made which by law or in accordance with the rules of the NASDAQ requires further approval by such shareholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

    6.6 EXTENSION; WAIVER. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective boards of directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto,
(ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto and (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. No delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder, nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder. Unless otherwise provided, the rights and remedies herein provided are cumulative and are not exclusive of any rights or remedies which the parties hereto may otherwise have at law or in equity. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.

                                   ARTICLE 7
                               GENERAL PROVISIONS

    7.1 NON-SURVIVAL OF REPRESENTATIONS, WARRANTIES AND AGREEMENTS; NO OTHER REPRESENTATIONS AND WARRANTIES. None of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time and/or the provisions of this ARTICLE 7. Each party hereto agrees that, except for the representations and warranties contained in this Agreement, none of the Company, Holdings or Merger Sub makes any other representations or warranties, and each hereby disclaims any other representations and warranties made by itself or any of its officers, directors, employees, agents, financial and legal advisors or other representatives, with respect to the execution and delivery of this Agreement, the documents and the instruments referred to herein, or the transactions contemplated hereby or thereby, notwithstanding the delivery or disclosure to the other party or the other party's representatives of any documentation or other information with respect to any one or more of the foregoing.

    7.2 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, (b) on the first business day following the date of dispatch if delivered by a nationally recognized next-day courier service, (c) on the third business day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid or (d) if sent by facsimile transmission, with a copy mailed on the same day in the manner provided in (a) or (b) above, when transmitted and receipt is confirmed by telephone. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

       IF TO HOLDINGS OR MERGER SUB:

       c/o Vestar Capital Partners IV, L.P.
       1225 Seventeenth Street
       Suite 1660
       Denver, CO 80202
       Attention: James P. Kelley
       Facsimile: (303) 292-6639

       AND

       c/o Goldner Hawn Johnson & Morrison Incorporated
       5250 Wells Fargo Center
       Minneapolis, MN 55402-4123
       Attention: John L. Morrison
                Michael T. Sweeney

       Facsimile: (612) 338-2860

       WITH COPIES TO:

       Vestar Capital Partners IV, L.P.
       245 Park Avenue
       41st Floor
       New York, NY 10167
       Attention: General Counsel
       Facsimile: (212) 808-4922

       AND

       Kirkland & Ellis
       200 East Randolph Drive
       Chicago, IL 60601
       Attention: Stephen L. Ritchie
       Facsimile: (312) 861-2118

       AND

       Faegre & Benson
       2200 Wells Fargo Center
       90 South Seventh Street Minneapolis, MN 55402-3901
       Attention: Bruce M. Engler
       Facsimile: (612) 336-3026

       IF TO THE COMPANY:

       Michael Foods, Inc.
       324 Signal Bank Building
       5353 Wayzata Boulevard
       Minneapolis, MN 55416
       Attention: President
       Facsimile: (952) 546-3711

       with copies to:

       Kaplan, Strangis & Kaplan, P.A.
       90 S. Seventh Street
       Suite 5500
       Minneapolis, MN 55402
       Attention: James C. Melville
       Facsimile: (612) 375-1143

    7.3 INTERPRETATION. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents, cross references and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The parties have participated jointly in the negotiation and drafting of this Agreement. In the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any of the provisions of this Agreement. Any reference to any federal, state, local or foreign statue or law shall be deemed also to refer to all rules and regulations promulgated thereunder, unless the content requires otherwise. It is understood and agreed that neither the specifications of any dollar amount in this Agreement nor the inclusion of any specific item in the Schedules or Exhibits is intended to imply that such amounts or higher or lower amounts, or the items so included or other items, are or are not material, and neither party shall use the fact of setting of such amounts or the fact of the inclusion of such item in the Schedules or Exhibits in any dispute or controversy between the parties as to whether any obligation, item or matter is or is not material for purposes hereof.

    7.4 COUNTERPARTS. This Agreement may be executed in two or more counterparts (including by means of telecopied signature pages), all of which shall be considered one and the same agreement and shall become effective when two or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

    7.5  ENTIRE AGREEMENT; NO THIRD PARTY BENEFICIARIES; LIABILITY.

    (a) This Agreement (including the Schedules and Exhibits) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, other than the Confidentiality Agreement, which shall survive the execution and delivery of this Agreement.

    (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than
SECTION 4.7 (which is intended to be for the benefit of the Persons covered thereby and may be enforced by such Persons).

    (c) No affiliate, officer, director or shareholder of any party hereto shall have any liability hereunder.

    7.6 GOVERNING LAW. This Agreement shall be governed and construed in accordance with the laws of the State of Minnesota, without regard to the laws that might be applicable under conflicts of laws principles.

    7.7 SEVERABILITY. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible. Any provision of this Agreement held invalid or unenforceable only in part, degree or certain jurisdictions will remain in full force and effect to the extent not held invalid or unenforceable. To the extent permitted by applicable law, each party waives any provision of law which renders any provision of this Agreement invalid, illegal or unenforceable in any respect.

    7.8 ASSIGNMENT. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other parties, and any attempt to make any such assignment without such consent shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

    7.9 ENFORCEMENT. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

                                 *  *  *  *  *

    IN WITNESS WHEREOF, the Company and Merger Sub have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of date first written above.

                                                       M-FOODS HOLDINGS, INC., a Delaware corporation

                                                       By:             /s/ JAMES P. KELLEY
                                                            -----------------------------------------
                                                                      Name: James P. Kelley
                                                                         Title: PRESIDENT

                                                       PROTEIN ACQUISITION CORP., a Minnesota
                                                       corporation

                                                       By:             /s/ JAMES P. KELLEY
                                                            -----------------------------------------
                                                                      Name: James P. Kelley
                                                                         Title: PRESIDENT

                                                       MICHAEL FOODS, INC., a Minnesota corporation

                                                       By:            /s/ GREGG A. OSTRANDER
                                                            -----------------------------------------
                                                                     Name: Gregg A. Ostrander
                                                               Title: CHAIRMAN, PRESIDENT AND CHIEF
                                                                        EXECUTIVE OFFICER

                                                                         ANNEX B

December 21, 2000

The Board of Directors
Michael Foods, Inc.
5253 Wayzata Boulevard
Suite 324
Minneapolis, MN 55416

Members of the Board:

You have requested our opinion (the "Opinion") as to the fairness, from a financial point of view, to the shareholders (except as indicated below) of Michael Foods, Inc. ("Michael" or the "Company") of the consideration to be received in connection with a proposed merger (the "Merger") in which Protein Acquisition Corp., a Minnesota corporation and a wholly-owned acquisition subsidiary ("Merger Sub") of M-Foods Holdings, Inc., a Delaware corporation ("MFH") will be merged with and into the Company. It is our understanding that Michael and Merger Sub have entered into an Agreement and Plan of Merger (the "Merger Agreement") dated December 21, 2000, pursuant to which each share of Michael common stock will be converted into the right to receive $30.10 in cash (the "Merger Consideration") upon consummation of the Merger. This Opinion is not directed to, and may not be relied upon, by any stockholder of Michael who is a party to the Management Equity Agreements or the Other Equity Agreement (as defined in the Merger Agreement), or any other agreement whereby such stockholder will own an equity interest in MFH.

U.S. Bancorp Piper Jaffray Inc., as a customary part of its investment banking business, is engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, underwriting and secondary distributions of securities, private placements and valuations for estate, corporate and other purposes. We will receive a fee for rendering this Opinion which is not contingent upon the consummation of the Merger. U.S. Bancorp Piper Jaffray will also receive a fee for advising Michael in connection with the Merger which is contingent upon the consummation of the Merger. The Company has also agreed to indemnify us against certain liabilities in connection with our services. U.S. Bancorp Piper Jaffray makes a market in Michael's common stock and provides research coverage for Michael. In addition, we have performed investment banking services for Michael from time to time over the past
14 years. In the ordinary course of our business, we and our affiliates may actively trade securities of Michael for our own account or the account of our customers and, accordingly, may at any time hold a long or short position in such securities.

In arriving at our opinion, we have undertaken such review, analyses and inquiries as we deemed necessary and appropriate under the circumstances. Among other things, we have reviewed (i) a copy of the Merger Agreement dated
December 21, 2000, (ii) certain financial, operating and business information related to the Company, (iii) certain internal financial information of the Company on a stand-alone basis prepared for financial planning purposes and furnished by Michael's management, (iv) to the extent publicly available, financial terms of certain acquisition transactions involving companies operating in industries deemed similar to that in which the Company operates,
(v) certain valuation and other financial information on selected public companies deemed comparable to the Company, (vi) certain premiums paid in acquisition transactions, and (vii) certain publicly available financial and securities data for Michael and its common stock. Based on projected financial planning data provided to us by Company management, we performed a discounted cash flow analysis and leveraged buyout analysis with respect to the Company. In addition, we had discussions with members of Michael's management concerning the financial condition, current operating results and business outlook for the Company on a stand-alone basis.

We have, with your consent, relied upon and assumed the accuracy, completeness and fairness of the financial statements and other information provided to us by Michael or otherwise made available to us, and have not assumed responsibility for the independent verification of such information. Furthermore, we have assumed that Michael is not aware of any information prepared by it or its advisors that might be

Michael Foods, Inc.
December 21, 2000
Page 2

material to our Opinion that has not been made available to us. With respect to the financial statement data and other internal financial information (including the projected financial planning data) provided to us in connection with our review of the financial aspects of the proposed Merger, we have relied upon the assurances of management of the Company that such information has been prepared on a reasonable basis, and, with respect to projected financial planning data, reflects the best currently available estimates, and that they are not aware of any information or facts that would make the information provided to us incomplete or misleading. We have relied as to certain legal matters on advice of counsel to Michael.

In arriving at our Opinion, we have assumed that the Merger will be consummated on the terms described in the Merger Agreement dated December 21, 2000. We have not been requested to perform, and have not performed, any appraisals or valuations of any specific assets or liabilities of the Company, and have not been furnished with any such appraisals or valuations. In addition, we express no opinion regarding the liquidation value of any entity.

This Opinion is necessarily based upon the information available to us and facts and circumstances as they exist and are subject to evaluation on the date hereof; events occurring after the date hereof could materially affect the assumptions used in preparing this Opinion. This Opinion is directed to the Board of Directors of the Company and is not intended to be and does not constitute a recommendation to any stockholder with respect to the Merger. We were not requested to opine as to, and this Opinion does not address, the basic business decision to proceed with or effect the Merger or to compare the Merger to, or consider, alternative transactions that may have been available to the Company. This Opinion shall not be published or otherwise used, nor shall any public references to us be made, without our prior written approval, except as expressly contemplated in the engagement letter dated December 20, 2000 between Michael and us.

Based upon and subject to the foregoing and based upon such other factors as we consider relevant, it is our opinion that, as of the date hereof, the Merger Consideration to be received by the stockholders (except those stockholders excluded in the first paragraph) of Michael Foods, Inc. is fair to such stockholders from a financial point of view.

Sincerely,

/s/ U.S. Bancorp Piper Jaffray, Inc.

U.S. BANCORP PIPER JAFFRAY, INC.

                                                                         ANNEX C

                SECTIONS 302A.471 AND 302A.473 OF THE MINNESOTA
             BUSINESS CORPORATION ACT--DISSENTERS' APPRAISAL RIGHTS

    302A.471.  RIGHTS OF DISSENTING SHAREHOLDERS.

    SUBDIVISION 1. ACTIONS CREATING RIGHTS. A shareholder of a corporation may dissent from, and obtain payment for the fair value of the shareholder's shares in the event of, any of the following corporate actions:

        (a) An amendment of the articles that materially and adversely affects the rights or preferences of the shares of the dissenting shareholder in that it:

           (1) alters or abolishes a preferential right of the shares;

           (2) creates, alters, or abolishes a right in respect of the redemption of the shares, including a provision respecting a sinking fund for the redemption or repurchase of the shares;

           (3) alters or abolishes a preemptive right of the holder of the shares to acquire shares, securities other than shares, or rights to purchase shares or securities other than shares;

           (4) excludes or limits the right of a shareholder to vote on a matter, or to cumulate votes, except as the right may be excluded or limited through the authorization or issuance of securities of an existing or new class or series with similar or different voting rights; except that an amendment to the articles of an issuing public corporation that provides that section 302A.671 does not apply to a control share acquisition does not give rise to the right to obtain payment under this section;

        (b) A sale, lease, transfer, or other disposition of all or substantially all of the property and assets of the corporation, but not including a transaction permitted without shareholder approval in section 302A.661, subdivision 1, or a disposition in dissolution described in section 302A.725, subdivision 2, or a disposition pursuant to an order of a court, or a disposition for cash on terms requiring that all or substantially all of the net proceeds of disposition be distributed to the shareholders in accordance with their respective interests within one year after the date of disposition;

        (c) A plan of merger, whether under this chapter or under chapter 322B, to which the corporation is a constituent organization, except as provided in subdivision 3;

        (d) A plan of exchange, whether under this chapter or under chapter 322B, to which the corporation is a party as the corporation whose shares will be acquired by the acquiring corporation, except as provided in subdivision 3; or

        (e) Any other corporate action taken pursuant to a shareholder vote with respect to which the articles, the bylaws, or a resolution approved by the board directs that dissenting shareholders may obtain payment for their shares.

    SUBDIVISION 2. BENEFICIAL OWNERS. (a) A shareholder shall not assert dissenters' rights as to less than all of the shares registered in the name of the shareholder, unless the shareholder dissents with respect to all the shares that are beneficially owned by another person but registered in the name of the shareholder and discloses the name and address of each beneficial owner on whose behalf the shareholder dissents. In that event, the rights of the dissenter shall be determined as if the shares as to which the shareholder has dissented and the other shares were registered in the names of different shareholders.

    (b) The beneficial owner of shares who is not the shareholder may assert dissenters' rights with respect to shares held on behalf of the beneficial owner, and shall be treated as a dissenting shareholder under the terms of this section and section 302A.473, if the beneficial owner submits to the corporation at the time of or before the assertion of the rights a written consent of the shareholder.

    SUBDIVISION 3. RIGHTS NOT TO APPLY. (a) Unless the articles, the bylaws, or a resolution approved by the board otherwise provide, the right to obtain payment under this section does not apply to a shareholder of 1) the surviving corporation in a merger with respect to shares of the shareholder that are not entitled to be voted on the merger and are not canceled or exchanged in the merger or (2) the corporation whose shares will be acquired by the acquiring corporation in a plan of exchange with respect to shares of the shareholder that are not entitled to be voted on the plan of exchange and are not exchanged in the plan of exchange.

    (b) If a date is fixed according to section 302A.445, subdivision 1, for the determination of shareholders entitled to receive notice of and to vote on an action described in subdivision 1, only shareholders as of the date fixed, and beneficial owners as of the date fixed who hold through shareholders, as provided in subdivision 2, may exercise dissenters' rights.

    SUBDIVISION 4. OTHER RIGHTS. The shareholders of a corporation who have a right under this section to obtain payment for their shares do not have a right at law or in equity to have a corporate action described in subdivision 1 set aside or rescinded, except when the corporate action is fraudulent with regard to the complaining shareholder or the corporation.

    302A.473.  PROCEDURES FOR ASSERTING DISSENTERS' RIGHTS.

    SUBDIVISION 1. DEFINITIONS. (a) For purposes of this section, the terms defined in this subdivision have the meanings given them.

    (b) "Corporation" means the issuer of the shares held by a dissenter before the corporate action referred to in section 302A.471, subdivision 1 or the successor by merger of that issuer.

    (c) "Fair value of the shares" means the value of the shares of a corporation immediately before the effective date of the corporate action referred to in section 302A.471, subdivision 1.

    (d) "Interest" means interest commencing five days after the effective date of the corporate action referred to in section 302A.471, subdivision 1, up to and including the date of payment, calculated at the rate provided in section 549.09 for interest on verdicts and judgments.

    SUBDIVISION 2. NOTICE OF ACTION. If a corporation calls a shareholder meeting at which any action described in section 302A.471, subdivision 1 is to be voted upon, the notice of the meeting shall inform each shareholder of the right to dissent and shall include a copy of section 302A.471 and this section and a brief description of the procedure to be followed under these sections.

    SUBDIVISION 3. NOTICE OF DISSENT. If the proposed action must be approved by the shareholders, a shareholder who is entitled to dissent under section 302A.471 and who wishes to exercise dissenters' rights must file with the corporation before the vote on the proposed action a written notice of intent to demand the fair value of the shares owned by the shareholder and must not vote the shares in favor of the proposed action.

    SUBDIVISION 4. NOTICE OF PROCEDURE; DEPOSIT OF SHARES. (a) After the proposed action has been approved by the board and, if necessary, the shareholders, the corporation shall send to all shareholders who have complied with subdivision 3 and to all shareholders entitled to dissent if no shareholder vote was required, a notice that contains:

        (1) The address to which a demand for payment and certificates of certificated shares must be sent in order to obtain payment and the date by which they must be received;

        (2) Any restrictions on transfer of uncertificated shares that will apply after the demand for payment is received;

        (3) A form to be used to certify the date on which the shareholder, or the beneficial owner on whose behalf the shareholder dissents, acquired the shares or an interest in them and to demand payment; and

        (4) A copy of section 302A.471 and this section and a brief description of the procedures to be followed under these sections.

    (b) In order to receive the fair value of the shares, a dissenting shareholder must demand payment and deposit certificated shares or comply with any restrictions on transfer of uncertificated shares within 30 days after the notice required by paragraph (a) was given, but the dissenter retains all other rights of a shareholder until the proposed action takes effect.

    SUBDIVISION 5. PAYMENT; RETURN OF SHARES. (a) After the corporate action takes effect, or after the corporation receives a valid demand for payment, whichever is later, the corporation shall remit to each dissenting shareholder who has complied with subdivisions 3 and 4 the amount the corporation estimates to be the fair value of the shares, plus interest, accompanied by:

        (1) The corporation's closing balance sheet and statement of income for a fiscal year ending not more than 16 months before the effective date of the corporate action, together with the latest available interim financial statements;

        (2) An estimate by the corporation of the fair value of the shares and a brief description of the method used to reach the estimate; and

        (3) A copy of section 302A.471 and this section, and a brief description of the procedure to be followed in demanding supplemental payment.

    (b) The corporation may withhold the remittance described in paragraph (a) from a person who was not a shareholder on the date the action dissented from was first announced to the public or who is dissenting on behalf of a person who was not a beneficial owner on that date. If the dissenter has complied with subdivisions 3 and 4, the corporation shall forward to the dissenter the materials described in paragraph (a), a statement of the reason for withholding the remittance, and an offer to pay to the dissenter the amount listed in the materials if the dissenter agrees to accept that amount in full satisfaction. The dissenter may decline the offer and demand payment under subdivision 6. Failure to do so entitles the dissenter only to the amount offered. If the dissenter makes demand, subdivisions 7 and 8 apply.

    (c) If the corporation fails to remit payment within 60 days of the deposit of certificates or the imposition of transfer restrictions on uncertificated shares, it shall return all deposited certificates and cancel all transfer restrictions. However, the corporation may again give notice under subdivision 4 and require deposit or restrict transfer at a later time.

    SUBDIVISION 6. SUPPLEMENTAL PAYMENT; DEMAND. If a dissenter believes that the amount remitted under subdivision 5 is less than the fair value of the shares plus interest, the dissenter may give written notice to the corporation of the dissenter's own estimate of the fair value of the shares, plus interest, within 30 days after the corporation mails the remittance under subdivision 5, and demand payment of the difference. Otherwise, a dissenter is entitled only to the amount remitted by the corporation.

    SUBDIVISION 7. PETITION; DETERMINATION. If the corporation receives a demand under subdivision 6, it shall, within 60 days after receiving the demand, either pay to the dissenter the amount demanded or agreed to by the dissenter after discussion with the corporation or file in court a petition requesting that the court determine the fair value of the shares, plus interest. The petition shall be filed in the county in which the registered office of the corporation is located, except that a surviving foreign corporation that receives a demand relating to the shares of a constituent domestic corporation shall file the petition in the county in this state in which the last registered office of the constituent corporation was located. The petition shall name as parties all dissenters who have demanded payment under subdivision 6 and who have not reached agreement with the corporation. The corporation shall, after filing the petition, serve all parties with a summons and copy of the petition under the rules of civil procedure. Nonresidents of this state may be served by registered or certified mail or by publication as provided by law. Except as otherwise provided, the rules of civil procedure apply to this proceeding. The jurisdiction of the court is plenary and exclusive. The court may appoint appraisers, with powers and authorities the court deems proper, to receive evidence on and recommend the amount of the fair value of the shares. The court shall determine whether the shareholder or shareholders in question have fully complied with the requirements of this section, and shall determine the fair value of the shares, taking into account any and all factors the court finds relevant, computed by any method or combination of methods that the court, in its discretion, sees fit to use, whether or not used by the corporation or by a dissenter. The fair value of the shares as determined by the court is binding on all shareholders, wherever located. A dissenter is entitled to judgment in cash for the amount by which the fair value of the shares as determined by the court, plus interest, exceeds the amount, if any, remitted under subdivision 5, but shall not be liable to the corporation for the amount, if any, by which the amount, if any, remitted to the dissenter under subdivision 5 exceeds the fair value of the shares as determined by the court, plus interest.

    SUBDIVISION 8. COSTS; FEES; EXPENSES. (a) The court shall determine the costs and expenses of a proceeding under subdivision 7, including the reasonable expenses and compensation of any appraisers appointed by the court, and shall assess those costs and expenses against the corporation, except that the court may assess part or all of those costs and expenses against a dissenter whose action in demanding payment under subdivision 6 is found to be arbitrary, vexatious, or not in good faith.

    (b) If the court finds that the corporation has failed to comply substantially with this section, the court may assess all fees and expenses of any experts or attorneys as the court deems equitable. These fees and expenses may also be assessed against a person who has acted arbitrarily, vexatiously, or not in good faith in bringing the proceeding, and may be awarded to a party injured by those actions.

    (c) The court may award, in its discretion, fees and expenses to an attorney for the dissenters out of the amount awarded to the dissenters, if any.